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Index to consolidated financial statements
TABLE OF CONTENTS 3
Contents
Consolidated Financial Statements As of and for the year ended December 31, 2012 and the period from July 7, to December 31, 2011
Contents
Combined interim financial statements Contents
Contents
Consolidated Financial Statements Years ended December 31, 2012 and 2011

As confidentially submitted to the Securities and Exchange Commission on April 25, 2013
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and the information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SFX ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)	90-0860047 (I.R.S. Employer Identification No.)

SFX Entertainment, Inc.
430 Park Avenue
New York, New York 10022
(646) 561-6400
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Robert F.X. Sillerman
Chief Executive Officer and Chairman
SFX Entertainment, Inc.
430 Park Avenue
New York, New York 10022
(646) 561-6400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Colin Diamond
Aron Izower Jason Barr Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400	F. Holt Goddard White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.001	$	$

(1)
Includes the additional shares the underwriters have the option to purchase, if any.
(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	February , 2013

                      Shares

SFX Entertainment, Inc.

Common Stock

This is an initial public offering of our common stock. We are offering all of the shares of common stock offered by this prospectus. We expect the public offering price to be between $             and $             per share.

We have applied to list our common stock on the The Nasdaq Global Market under the symbol "SFXE."

We are an "emerging growth company," as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a description of the compensation payable to the Underwriters.

The underwriters may also purchase up to an additional             shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and our total proceeds, after underwriting discounts and commissions but before expenses, will be $             .

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about                           , 2013.

UBS Investment Bank	Barclays	Jefferies

                           , 2013

Through and including                           , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that we have obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management's estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the "Risk Factors" section of this prospectus and the financial statements and related footnotes beginning on page F-1.

In this prospectus, unless otherwise stated or the context otherwise requires, references to "SFX" and "the Company" refer to SFX Entertainment, Inc. and references to "we," "us," "our" and similar references refer to SFX Entertainment, Inc. together with its consolidated subsidiaries, in each case after giving effect to our recent acquisitions and joint venture. SFX is not the same company as, or in any legal way connected to, SFX Entertainment Inc., which was sold to Clear Channel Communications Inc. in 2000, although our Company and SFX Entertainment Inc. do share similar founders and management teams. To date, SFX has acquired four businesses and formed one joint venture. One of these acquisitions is Dayglow LLC and its affiliates (now known as SFX-LIC Operating LLC or "Life in Color"), which for accounting purposes has been determined to be the predecessor entity of SFX. We refer to the results of our predecessor entity as our "Predecessor."

 COMPANY OVERVIEW

We believe we are the largest producer of live events and entertainment content focused exclusively on electronic music culture ("EMC"). We view EMC as a generational movement driven by a rapidly developing community of avid followers among the millennial generation. Our mission is to enable this movement by providing our fans with the best possible live experiences, tools for discovery and connectivity with other fans and events. We have significant and growing scale and deep engagement with our fans. The broad appeal of EMC beyond festival attendance is demonstrated by the Tomorrowland festival in Belgium, which has, to date, more than 125 million online views of its official long-form after movies and had 7.9 million live views over YouTube of its 2012 festival. We own the exclusive North American rights to Tomorrowland and have purchased an option to acquire 75% of the company that produces Tomorrowland and other top festivals around the world.

We present leading EMC festivals and events and manage premier EMC venues. These include Sensation, TomorrowWorld, Mysteryland, Q-Dance, Life in Color, LIV and STORY, many of which have more than a decade of history, passionate followers and vibrant social communities. We are continually investing in our festivals and events, including new and exciting creative elements, geographical expansion and new launches to provide the best entertainment experiences in the world for EMC fans. We are also innovating to address the demand from the growing EMC community for music, engaging content and social connectivity between and around live events. A key component of this initiative is Beatport, which is the principal source of music for EMC DJs and a trusted destination for the growing EMC community. Beatport is a vital channel for over 200,000 registered DJs and artists to launch music and connect with fans. In addition, Beatport has a rapidly growing fan community, with approximately 40 million unique visitors in the last year (according to Google Analytics), who primarily use the site to discover and stream music, follow DJs and keep abreast of EMC news, information and events.

We believe the global market for electronic dance music was approximately $4.0 billion in 2012, based on industry sources. Electronic music has a history of over 20 years of mainstream popularity in Europe and has more recently evolved into a widely followed genre of music in the United States and other international markets. Total attendance at what are currently the five largest U.S. EMC festivals grew 41% annually from 2007 to 2012 (although there is no guarantee that this growth rate will continue in the future). This compares to 2% annual revenue growth for the overall North American concert market during the same time period, according to industry sources. Further reflecting this trend, in 2012 the National Academy of Recording Arts and Sciences added a Dance/Electronic category for the Grammy Awards, Billboard launched a Dance/Electronic chart, and in February 2013, a Dance/Electronic song reached #1 on the Billboard Hot 100 chart for the first time. EMC festivals and events typically feature many different artists and DJs as well as elaborate sets, lighting and special effects centered on different creative themes. These festivals and events have become highly experiential and social happenings that are enjoyed by thousands of fans. These experiences, further propelled via social media and shared by millions of fans globally, are at the heart of the generational movement that is EMC.

We were founded by Robert F.X. Sillerman and several members of the senior management team of the original SFX Entertainment Inc. Mr. Sillerman and his team created one of the world's largest live entertainment companies by completing and integrating over 40 acquisitions. Our senior management team has extensive global experience in entertainment, consumer internet and music-related businesses, including working with creative talent, producing and promoting live events and acquiring and integrating companies. Our team also includes a new generation of promoters, producers and executives who are innovators and leaders in the EMC community with established businesses and experience in creating spectacular events that host tens of thousands of people. These team members are generally managers or former owners of our acquired companies and partnerships who received equity in SFX as consideration when we acquired their businesses.

Our market is characterized by a high degree of ownership fragmentation. We believe the market is well positioned for consolidation, which will allow us to bring our fans more and better EMC experiences while preserving the unique identities of these events. We have a disciplined acquisition strategy that utilizes our significant in-house expertise and experience to identify, evaluate and integrate acquisitions. We implement best practices across acquired companies and provide active business development, managerial support and financial discipline to achieve operational efficiencies.

We have acquired or formed the following businesses in pursuit of this strategy.

Business	Ownership	Description

BEATPORT, LLC "Beatport"	100%	Principal online resource and destination for EMC DJs and enthusiasts, offering music for purchase in multiple downloadable formats, including uncompressed, high quality audio files, and providing unique music discovery tools for DJs and fans.

Disco Donnie Presents "DDP"	100%	One of the original and most prolific promoters of EMC events in North America, including ownership interests in large festivals.

ID&T North America JV "ID&T JV"	51%	Exclusive owner of North American rights to all festival brands operated by ID&T, including Sensation, TomorrowWorld, Mysteryland and Q-Dance, among others.

Life in Color "LIC"	100%	Promoter and organizer of branded events that feature live music by DJs, acrobatic acts and "paint blasts."

MMG Nightlife LLC "MMG"	80%	Management company that manages some of the most popular EMC venues in South Beach, Florida including LIV, STORY and Arkadia under multi-year, exclusive contracts.

In addition, we have preliminarily agreed to basic terms or are in advanced discussions for the following potential acquisitions.

Business	Description

ID&T	We currently hold an option to acquire a 75% interest in ID&T's business worldwide. ID&T is one of the world's largest producers of EMC festivals, including Tomorrowland, Mysteryland, Sensation, Q-Dance, B2S and Defqon.1 with combined 2012 attendance of approximately 1 million.

i-Motion	Leading promoter of EMC festivals and events, including Nature One, Germany's largest EMC festival, with 2012 attendance of approximately 56,000.

Made Event	Producer of Electric Zoo, a highly popular annual EMC festival held in New York City at Randall's Island Park, with 2012 attendance of approximately 110,000.

Plus Talent	Brazil-based talent manager and promoter of electronic music artists and events, including Paradise Weekend and Dream Valley Festival with combined 2012 attendance of 42,000.

React Presents	Producer and promoter of live events in the Midwest, including three large-scale festival productions, North Coast Music Festival, Summer Set Music & Camping Festival and Spring Awakening Music Festival, with combined 2012 attendance of approximately 120,000. React also manages The MID, a premiere EMC venue in Chicago.

Totem Onelove	Producer of EMC events in Australia, including Stereosonic, a five city touring festival held annually in Adelaide, Brisbane, Melbourne, Perth and Sydney that in 2012 had attendance of approximately 195,000.

Paylogic	51% interest in a new North American ticketing venture with Paylogic, currently operating only in Europe.

We do not believe these acquisitions currently qualify as probable because, in each case, there is no binding obligation to consummate the acquisition and completion of the acquisition is subject to substantial contingencies, including such things as the negotiation of definitive documentation, approval of the transaction by our board of directors and the board of directors of the target and our satisfactory completion of due diligence. In our experience, acquisitions in our industry frequently fail to be consummated at this stage of negotiation, and we caution you that we may not complete the acquisition of any of the businesses listed above. In addition to these potential transactions, we continue to evaluate other possible acquisition targets consistent with our strategic goals. We describe our acquisition strategy and our completed acquisitions in greater detail under "Business—Our History and Acquisitions."

Currently, we generate revenue from ticket sales, concessions of food, beverage and merchandise, sponsorships, online advertising, promoter fees, management fees and music sales. On a pro forma basis for our completed acquisitions, we generated revenue of $99.5 million and Adjusted EBITDA of $(9.9) million and incurred net losses of $31.3 million in 2012.

 COMPETITIVE STRENGTHS

We believe we are the largest company exclusively focused on the EMC community, with innovative festivals, live events, and premier managed venues as well as a large and growing community of EMC followers and key influencers around the world.

–>
History of creativity and innovation.    We create and produce many of the most spectacular EMC festivals and events in the world. Sensation, TomorrowWorld, Mysteryland, Q-Dance and Life in Color are some of the most recognized and widely attended EMC festivals worldwide with a history of consistently providing the EMC community with the best possible festival experiences over many years. The appeal of our festivals and events is demonstrated by consistent growth in attendance and tremendous demand for tickets, which often outstrips the available capacity. For example, our larger festivals often sell out months in advance, before announcing artist lineups.

–>
Active, year-round relationship with the large and growing EMC community.    We maintain an active relationship with trend setters and influencers in the broader EMC community, including professional DJs, bloggers and passionate consumers through social media, engaging content and Beatport. Beatport has a Klout score (a measure of an aggregated view of social media activity and influence) of 90 out of 100, comparable with other high profile music services such as Spotify (90) and iTunes (92) as of April 2013. Beatport has a large community of influencers, including over 200,000 registered DJs. Our ability to create closer partnerships between Beatport and the most important EMC festivals and events enables us to deliver more to the EMC community between and around live events.

–>
Early access to emerging talent and trends.    Our relationships with influencers enables us to identify new trends within the EMC community. Through our venues and Beatport, we are able to identify and support new artists and introduce them across our network. Specifically, our premier EMC venues in South Beach, Florida have proven to be a breeding ground for some of the top DJs in the industry. Similarly, Beatport serves as an important channel for DJs to gain recognition. In addition to influential charts and other discovery tools, Beatport runs mix contests and other programs to support aspiring DJs. For example, Zedd, one of today's leading DJs, was discovered on Beatport after he won several remix contests and has gone on to play several of our venues and festivals.

–>
Substantial scale and diversification.    On a pro forma basis, we produced 774 festivals and events across North America attracting approximately 1.3 million attendees in 2012. Our productions consist of a combination of large and small scale events across multiple geographies and target different subsets of the EMC community. In addition, our EMC venues hosted over 400,000 attendees and our online properties attracted millions of users around the world in the year ended December 31, 2012. As one of the largest EMC festival and event operators, our scale and diversification enables us to serve our fans more effectively than other participants in the EMC market that typically focus on one geographic market or a narrow portfolio of events.

–>
Experienced management team.    Our management team's reputation and experience in music, live entertainment, consumer internet and related businesses make us a valuable partner to creative talent, independent operators and the EMC community more broadly. Members of our senior management team have been successful in building businesses of scale in live events and entertainment, and have executed and integrated over 100 acquisitions during their careers. We believe our management's experience enables us to enhance the fan experience and effectively integrate and operate our acquired businesses.

GROWTH STRATEGY

Our goal is to grow our business by supporting the development of the EMC movement. Key elements of our strategy include the following.

–>
Enhance the fan experience.    We strive to continually enhance the experience of new and existing fans interacting with us at our live events or online. Our live events are unique and compelling experiences that include innovative and state-of-the-art sets and performer lineups, featuring both top talent and up-and-coming artists. We are pursuing many initiatives to enhance the fan experience, including continuing to invest in leading edge production, as well as providing smart tickets/event passes, facilitating high quality travel and accommodation logistics, using wireless technologies to ease on-site logistics and social media interaction and featuring quality concessions in partnership with top tier food and beverage partners, among other initiatives. We will complement our fans' experience at live events by meeting their demand for information, quality content and connectivity with artists and the broader EMC community away from and around the events.

–>
Bring our festivals into new markets and expand current offerings.    Many of our EMC festivals and events are well known, have an existing global following and have begun to expand geographically. We are using our considerable resources, including managerial talent and local expertise, to accelerate the expansion of our festivals and events into new geographies, many of which have an underserved EMC fan community. For example, in 2012, Tomorrowland, an ID&T festival held in Belgium, saw demand from approximately 200,000 U.S.-based fans seeking to purchase multiple tickets each, of which only 2,000 were successful. With our ID&T JV, we intend to bring some of the most successful festivals in the world to North America, including TomorrowWorld, the first international version of Tomorrowland, scheduled to be held outside Atlanta in September 2013.

–>
Foster deeper engagement within the EMC community.    We believe our scale of festivals and events, combined with our new generation of executive talent, helps us support the growth of the EMC community. Creating and mixing electronic music is a collaborative process that is highly accessible given the ready availability of music and mixing tools. In addition, performance of the music is defined by the shared experience, which in turn is commonly shared and perpetuated via social media. We seek to improve our fan experience by responding to their growing demand to engage with EMC content and the EMC community. We also plan to create closer partnership and integration between our online properties, such as Beatport, and live EMC happenings to enhance the fan experience between and around events.

–>
Acquire and integrate leading live event and online properties.    We seek to acquire the highest quality festivals, event operators and promoters worldwide, as well as other businesses that are important to the EMC community. To date, we have completed four acquisitions, formed one joint venture, purchased an option to acquire a 75% interest in ID&T's business worldwide and are in active negotiations to acquire several other businesses. To mitigate acquisition risks, we typically seek to retain management teams of the acquired companies under long-term agreements and incentivize them to continue to manage the operations and expansion of their businesses. In addition, we intend to use our senior management's considerable expertise in live events, consumer internet and EMC broadly, to promote best practices across our entire network in order to enhance the fan experience, improve operating and financial performance and ensure the health and safety of our fans, all while allowing producers to maintain creative independence.

RISKS RELATED TO OUR BUSINESS

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under the section titled "Risk Factors" elsewhere in this prospectus. Among these important risks are the following:

–>
Our success relies, in part, on the strength of our festival and online properties' appeal to fans, and if any of them were to become less popular, our business could suffer.

–>
We may be unsuccessful in developing and expanding our music, video and other content offerings.

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The number of EMC festivals and events may grow faster than the public's demand which could make it difficult for us to attract customers to our festivals and events.

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A number of other companies are seeking to make acquisitions in our industry, which may make our acquisition strategy more difficult or expensive to pursue.

–>
We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock that would dilute your ownership.

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We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business; in addition, some of the businesses we acquire may incur significant losses from operations.

–>
Our business and growth may suffer if we are unable to attract and retain key officers or employees, including our Chairman and Chief Executive Officer, Robert F.X. Sillerman, including any loss of officers or employees due to illness or other events outside of our control.

–>
We are uncertain of our ability to manage our growth.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act. Pursuant to Section 102 of the Jumpstart Our Business Startups Act ("JOBS Act"), we have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

OUR HISTORY

SFX was incorporated in the State of Delaware on June 5, 2012. Between June 5, 2012 and February 13, 2013, SFX was named SFX Holding Corporation. We started our business on July 7, 2011 as SFX EDM Holdings Corporation which is now a wholly-owned subsidiary of SFX Entertainment, Inc.

Our principal executive offices are located at 430 Park Avenue, New York, New York 10022 and our telephone number is (646) 561-6400.

All trademarks and product names or brands appearing in this prospectus are the property of their respective owners.

The offering

Common stock offered by us	shares
Common stock outstanding after this offering	shares
Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of our common stock from us to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to fund working capital and capital expenditures and for other general corporate purposes, which may include the acquisition of complementary businesses. See "Use of Proceeds."
Risk factors	See "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol	"SFXE"

The number of shares of common stock that will be outstanding after this offering is based on 63,662,902 shares outstanding as of April 23, 2013, and excludes:

–>
17,770,500 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of April 23, 2013, with a weighted average exercise price of $4.46 per share, and options to purchase approximately 575,000 shares of common stock with an exercise price equal to the initial public offering price per share in this offering, which we intend to issue immediately prior to the closing of this offering;

–>
500,000 shares of common stock issuable upon the exercise of warrants to purchase common stock that were outstanding as of April 23, 2013, with a weighted average exercise price of $2.50 per share; and

–>
2,227,625 shares of common stock reserved for future issuance under our 2013 Equity Compensation Plan.

Unless otherwise indicated, all information in this prospectus:

–>
assumes no exercise of the underwriters' option to purchase additional shares; and

–>
assumes an initial public offering price of $           per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus.

Summary historical consolidated financial information and other data

The following table sets forth the summary historical and pro forma consolidated financial information for SFX Entertainment, Inc. (Successor), or "SFX," and the summary historical financial information for Life in Color or "LIC" (Predecesor). The historical results of operations for SFX, as Successor, for the year ended December 31, 2011 do not reflect any of the operations of LIC, as Predecessor. The historical results of operations for SFX, as Successor, for the year ended December 31, 2012 reflect the operations of LIC only from the date of our acquisition of LIC on July 31, 2012.

We derived the summary historical consolidated financial data for SFX as of the period ended December 31, 2011 and for the year ended December 31, 2012 from the audited consolidated financial statements you can find elsewhere in this prospectus. We derived the summary historical consolidated financial data for LIC as of and for the year ended December 31, 2011, for the period from January 1, 2012 through July 31, 2012 and as of July 31, 2012 from the audited consolidated financial statements you can find elsewhere in this prospectus.

We derived the summary unaudited pro forma condensed combined financial data for SFX as of and for the year ended December 31, 2012 from the unaudited pro forma condensed combined financial statements you can find elsewhere in this prospectus. These pro forma financial data give effect to our currently completed acquisitions and investments, our issuances and sales of equity that have occurred since December 31, 2012, and our borrowing under our new First Lien Term Loan Facility, as if each of these had occurred on January 1, 2012 (in the case of the consolidated income data) and on December 31, 2012 (in the case of the consolidated balance sheet data). You should read these data in conjunction with the information set forth under "Unaudited Pro Forma Condensed Combined Financial Information," which describes these transactions and the related adjustments in greater detail.

The financial data set forth below are only a summary and are not complete. They also do not necessarily indicate or represent anything about our future operations. You should read these summary financial data in conjunction with the disclosure under "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Information," "Selected Historical Financial Information and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this prospectus.

	Life in Color (Predecessor)		SFX Entertainment, Inc. (Successor)
Consolidated statement of comprehensive income data (in 000s except per share amounts)	Year ended December 31, 2011	Seven months ended July 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012	Pro forma Year ended December 31, 2012

					(Unaudited)
Revenue	$9,606	$10,986	$—	$24,815	$99,500
Total direct costs	(8,572)	(8,219)	—	(23,019)	(75,009)

Gross profit	1,034	2,767	—	1,796	24,491
Operating expenses
Selling, general and administrative expenses	(1,142)	(2,323)	(101)	(17,026)	(37,047)
Depreciation and amortization	(41)	(95)	—	(991)	(12,413)

Operating income (loss)	(149)	349	(101)	(16,221)	(24,969)
Interest expense	—	—	—	(34)	(5,061)
Other income (expense)	(9)	13	—	98	79

Net income (loss) before provision for income taxes	(158)	362	(101)	(16,157)	(29,951)
Provision for income taxes	—	—	—	67	1,320

Net income (loss)	(158)	362	(101)	(16,224)	(31,271)
Less: Net income attributable to non-controlling interests	—	—	—	—	(520)

Net income (loss) attributable to SFX Entertainment, Inc.	$(158)	$362	$(101)	$(16,244)	$(31,791)

Loss per share—basic and diluted	NA	NA	$—	$(0.44)	$(0.51)
Weighted average shares outstanding—basic and diluted	NA	NA	—	37,186	62,261
Other Financial Data:
Adjusted EBITDA(1)	$(108)	$444	$(101)	$(13,020)	$(9,933)

NA—not applicable

	Life in Color (Predecessor)		SFX Entertainment, Inc. (Successor)
Consolidated balance sheet data	December 31, 2011	July 31, 2012	December 31, 2011	December 31, 2012	Pro Forma December 31, 2012

					(Unaudited)
Cash	$44	$182	$—	$3,675	$149,284
Working capital	(595)	(835)	(101)	(18,005)	114,930
Total assets	1,111	1,615	—	66,567	310,023
Deferred revenue	663	830	—	324	324
Total liabilities	1,727	2,107	101	27,894	96,350
Stockholders' equity (Deficit)	(616)	(492)	(101)	38,673	213,673

(1)
We define Adjusted EBITDA as net income before interest expense, income taxes and depreciation and amortization and equity-based compensation expense. Adjusted EBITDA is not a recognized term under U.S. generally accepted accounting rules ("GAAP") and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

We present Adjusted EBITDA in this prospectus to provide investors with supplemental information regarding our financial results and operating performance. Adjusted EBITDA should not be used as an indicator of, or an alternative to, net income (as determined in accordance with GAAP) as a measure of our operating performance or to net cash provided by operating, investing or financing activities (as determined in accordance with GAAP) or as a measure of our ability to meet cash needs.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operational plans. In particular, the elimination of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

  Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our operating results as reported under GAAP. Some of these limitations include the following:

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  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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  Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

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  other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, limiting their usefulness as a comparative measure.

  Because of these and other limitations, you should consider Adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and other GAAP financial results.

  The following table presents a reconciliation of Adjusted EBITDA to our net income (loss), the most comparable GAAP measure, for each of the periods indicated.

	Life in Color (Predecessor)		SFX Entertainment, Inc. (Successor)
	Year ended December 31, 2011	Seven months ended July 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012	Pro forma Year ended December 31, 2012

Net income (loss)	$(158)	$362	$(101)	$(16,224)	$(31,791)
Other (income) expense(a)	9	(13)	—	(98)	(79)
Interest expense	—	—	—	34	5,061
Provision for income taxes	—	—	—	67	1,320
Depreciation & amortization	41	95	—	991	12,413
Equity-based compensation expense	—	—	—	2,209	2,209
Non-recurring litigation costs(b)	—	—	—	—	934

Adjusted EBITDA	$(108)	$444	$(101)	$(13,020)	$(9,933)

(a)
Other (income) expense represents gain on a sale of assets and other miscellaneous non-recurring items. These amounts do not include any expenses we incurred in connection with our formation and the evaluation and negotiation of acquisitions, which were $0, $791, $101, $8,138 and $9,802 respectively.

(b)
Represents costs incurred by Beatport in 2012, prior to their acquisition by us, in defending a claim brought by an equity holder. This litigation was settled in 2013.

 Risk factors

This offering and an investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus, including the consolidated financial statements and related footnotes appearing at the end of this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

 RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our success relies, in part, on the strength of our festivals, events and online businesses, and if any of them were to become less popular, our business could suffer.

Through our acquisitions, we have come to produce, promote and manage some of the world's most recognized electronic music culture, or EMC, festivals, events and online businesses, including Sensation, Mysteryland, Life in Color and Beatport. Our growth strategy relies on the strength of these brands to attract customers to our festivals and events, both through attendance at the original festivals and in new markets, as well as to our online properties. We also rely on the strength of these brands to secure sponsorships and to facilitate growth in revenue from the sale of music and other content, as well as advertising on our online properties. Maintaining the strength of our festivals, events and online businesses will be challenging, and our relationship with our fans could be harmed for many reasons, including the quality of the experience at a particular festival, our competitors' developing more popular events or attracting talent from our businesses, adverse occurrences or publicity in connection with an event and changes in public tastes that are beyond our control and difficult to anticipate. If our key properties become less popular with consumers within the EMC community, our growth strategy would be harmed, which could in turn harm our business and financial results.

Maintaining the popularity of our festivals, events and online businesses requires that we anticipate consumer preferences and offer events that appeal to the EMC community. Our customers' preferences and taste for these events can change and evolve rapidly, and our competitors actively seek to provide new and compelling experiences at their EMC events. If we fail to anticipate or respond quickly to changes in public taste, our festivals and related offerings may become less attractive to consumers.

We may be unsuccessful in developing and expanding our music, video and other content offerings.

We intend to develop Beatport as a key point of contact between us and the EMC community. However, our plans face a number of challenges and risks. For example, we are in the nascent stage of developing additional media content, such as news, lifestyle videos and blogs, which we believe will be attractive to members of the EMC community, but we may not be successful in developing these offerings. Consumers may also decide to access similar offerings from our competitors. We also intend to increase our consumers' paid access to music, including through downloads. This strategy faces a number of challenges, including illegal downloading and other piracy, which has depressed sales in the music industry generally, and competition from mainstream brands, such as iTunes and others. We may fail to enhance the consumer experience, deepen engagement with the EMC community or achieve the improvements we seek to make. Any of these occurrences prevent us from improving our connection to our customers, bringing more traffic to the Beatport website, developing Beatport as a key point of contact for the EMC community and increasing ticket sales for our festivals and events. If

Risk factors

we fail to properly execute our strategy in this area, it will be harder for us to achieve the growth we expect, and our business and financial results may be adversely affected.

We are vulnerable to the potential difficulties associated with rapid growth.

We believe that our future success depends on our ability to manage the rapid growth that we expect to achieve organically and through acquisitions and the demands and additional responsibilities that our growth will place on our management.

The following factors could present us with difficulties:

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a lack of sufficient executive-level personnel;

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the inability to develop and monetize our online properties;

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an increased administrative burden on our employees;

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the inability to attract, train, manage and retain the qualified personnel necessary to manage and operate a greater number of festivals, events and other business activities; and

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the inability to integrate acquired businesses.

If we fail to address these and other challenges associated with our growth, our growth itself may slow or fail to materialize, we may grow without achieving profitability, we may have difficulty with our internal controls and procedures and the quality of our festivals, events and other offerings may decline, among other things. Any of these could harm our business and financial results.

It is possible that the EMC community will not continue its current growth or even decline.

We have focused our business on the broad market for EMC, including electronic music festivals and events, venues, sponsorships and ecommerce. Accordingly, our growth strategy is dependent upon the continued growth of the EMC community, electronic music festivals and events and sales of electronic music tracks and albums. However, this growth is subject to the whims of public taste, which may change over time and may be beyond our control. While interest in electronic music has increased significantly over the past few years, this increase in interest may not continue, and it is possible that the public will not sustain its current level of interest in electronic music. If either were to happen, the demand for and interest in EMC festivals, events and venues and our online properties could fail to meet our expectations or even decline. This would have a material adverse effect on our business and financial results.

The number of EMC festivals and events may grow faster than the public's demand, which could make it difficult for us to attract customers to our festivals and events.

With the growing EMC community, there has been a significant increase in the number of EMC festivals and events caused by the creation of new events and the expansion, both in geography and duration, of existing events. Our growth strategy includes increasing the number of EMC festivals and events we produce each year, as well as increasing the frequency of established events by bringing them to new cities and countries. It is possible that the proliferation of EMC festivals and events will outpace demand. Further, many of the largest festivals attract fans who travel great distances to attend. It is possible that an increase in local availability of quality EMC festivals and events will make it less likely that these fans travel to existing festivals. If either were to occur, it could make it difficult for us

Risk factors

to achieve the increase in attendance that is part of our growth strategy or force us to offer tickets at reduced prices, either of which would adversely affect our business and financial results.

In addition, competition for advertising and sponsorships may lead to fewer sponsors of our events or lower sponsorship prices, with a resulting decrease in revenue. Our competitors may offer increased guarantees to artists and more favorable terms and ticketing arrangements to other parties, which we may be unwilling or unable to match. Even if we are willing to match our competitors' terms, the profitability of our events could decline.

If we are forced to cancel or postpone a scheduled festival or event, our business will be adversely impacted and our reputation may be harmed.

We incur a significant amount of up-front costs when we plan and prepare for a festival or event. Accordingly, if a planned festival or event fails to occur we would lose a substantial amount of sunk costs, fail to generate the anticipated revenue and may be forced to issue refunds for tickets sold. If we are forced to postpone a planned festival or event, we would incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue and may have to refund money to ticketholders. In addition, any cancellation or postponement could harm both our reputation and the reputation of the brand under which the festival or event is being held.

We could be compelled to cancel or postpone an event or festival for many reasons, including such things as low attendance, technical problems, issues with permitting or government regulation, as well as extraordinary incidents, such as terrorist attacks, mass-casualty incidents and natural disasters or similar events. We have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event or festival, but our coverage may not be sufficient and is subject to deductibles. The occurrence of an extraordinary incident at or near the site where a festival or event will be held may make it impossible or difficult to stage the event or make it difficult for attendees to travel to the site of a festival or event. An extraordinary incident may also may make it inappropriate or insensitive to hold a festival or event at a particular site or at a particular time.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

Heightened concerns and challenges regarding property, casualty, liability, artists, business interruption and other insurance coverage have resulted from security incidents, including terrorism, along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at reasonable costs, including coverage for acts of terrorism and weather-related property damage.

We cannot guarantee that our insurance policy coverage limits, including insurance coverage for property, casualty, liability, artists and business interruption losses and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our venues or events, or that our insurers would have adequate financial resources to pay our related claims. We cannot guarantee that adequate coverage limits will be available, offered at reasonable costs or offered by insurers with sufficient financial soundness. Furthermore, our insurance policies generally do not cover certain activities at our festivals and events, such as pyrotechnics and fireworks although we engage third-party professionals to manage these activities at our events and we are named as additional insureds on their insurance policies. If activities that our insurance policies do not cover result in a significant liability, our financial condition and results of operation could be harmed.

Risk factors

To stage festivals in multiple locations, we may be required to transport complex sets and equipment long distances, which creates increased risk that they will be damaged.

Our larger festivals will require complex sets and other equipment, including those that currently exist, that we construct or that we may purchase from a supplier. We will be required to transport these sets and equipment long distances by land and sea, which creates the risk that they may be damaged or lost if there is an accident or other complication during transport. These sets and equipment are very costly to create and it would be expensive and time consuming to repair or replace them. We have insurance policies in place to cover a portion of our losses for damaged or lost sets and equipment, but our coverage may not be sufficient and is subject to deductibles. Additionally, a supplier's failure to deliver the sets and equipment to us or our loss of these sets and equipment might lead to substantial expenses and could force us to delay or cancel a festival or event. Any of these could adversely affect our business, reputation and financial results.

There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims, increase our expenses and damage our brands.

There are inherent risks in live festivals and events, particularly those like ours, which involve complex staging and special effects. As a result, personal injuries and accidents have occurred in the concert industry, including some that have injured or killed employees and guests. Such incidents at our festival, events or venues could subject us to claims and liabilities, and certain of the businesses we acquired have been subject to such claims. Incidents in connection with our live festivals and events or at any of the venues we manage could also harm our reputation with artists and fans. Any such incident could reduce attendance at our events, causing a decrease in our revenue. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances. In particular, if there were to be a major incident involving multiple deaths or injuries at one of our events or venues, it is unlikely our insurance would cover the full liability. We will be responsible for any liabilities not covered by our insurance policies, which would negatively impact our cash flows and results of operations.

In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation of "dram shop" laws and regulations targeted at restaurant chains has resulted in significant judgments, including many recent instances of punitive damages; such laws may be extended to apply to our events and festivals. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such laws.

Risk factors

Activities or conduct, such as illegal drug use, at our properties or the festivals and events we produce may expose us to liability, cause us to lose business licenses or government approvals or result in adverse publicity.

We are subject to risks associated with activities or conduct, such as drug use at our festivals, events or venues that are illegal or violate the terms of our business licenses. Illegal activities or conduct at any of our events or venues may result in negative publicity or litigation. We have formed a Medical Procedure and Safety Committee, and we are developing, but have not yet finalized, comprehensive policies aimed at ensuring that the operation of each festival and event is conducted in conformance with local, state and federal laws. We have a "no tolerance" policy on illegal drug use in or around our facilities, and we continually monitor the actions of entertainers, fans and our employees to ensure that proper behavioral standards are met. However, such policies, no matter how well designed and enforced, cannot provide absolute assurance that the policies' objectives are achieved. Because of the inherent limitations in all control systems and policies, there can be no assurance that our policies will prevent deliberate acts by persons attempting to violate or circumvent them. Such consequences may increase our costs, result in the loss or termination of leases for our venues by property owners (including governments and other parties that own the land at our venues), result in our inability to get the necessary permits and locations for our events, lower consumer demand for our events, subject us to liability claims, divert management's attention from our business and make an investment in our securities unattractive to current and potential investors, thereby lowering our profitability and stock price.

We face intense competition in the live music and media industries, which could adversely affect our business, financial condition and results of operations.

We operate in the highly competitive live music and media industries, and this competition may prevent us from maintaining or increasing our current revenue. The live music industry, including electronic dance music, competes with other forms of entertainment for consumers' discretionary spending. Within the live music industry, we compete with other promoters and venue operators to attract customers and talent to our events and festivals, as well as sponsors and advertisers. Our competitors may engage in more extensive development efforts for large-scale events, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential advertisers and sponsors.

With respect to our media offerings, we compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, popularity and diversity of content, ease of use, price, accessibility, perception of the number of advertisements and brand awareness and reputation. We face competition from providers of interactive on-demand audio content and pre-recorded entertainment, such as Apple's iTunes Music Store, RDIO, Rhapsody, Spotify, Pandora and Amazon, which allow online listeners to select the audio content that they stream or purchase. The audio entertainment marketplace continues to rapidly evolve, providing listeners of online music with a growing number of alternatives and new access models. Our current and future competitors in music may have more well-established brand recognition, more established relationships with consumer product manufacturers, greater financial, technical and other resources, more sophisticated technologies or more experience in the markets in which we compete. If we are unable to compete successfully for listeners against other providers by maintaining and increasing our presence and visibility, our Beatport music sales may fail to increase as expected or decline and our advertising sales will suffer.

Risk factors

We are subject to substantial governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

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construction, renovation and operation of our venues;

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licensing, permitting and zoning, including ordinances relating to noise, traffic and pollution;

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human health, safety and sanitation requirements;

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the service of food and alcoholic beverages;

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working conditions, labor, minimum wage and hour, citizenship and employment laws;

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the United States Americans with Disability Act;

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the United States Foreign Corrupt Practices Act (FCPA) and similar regulations in other countries;

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historic landmark rules;

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hazardous and non-hazardous waste and other environmental protection laws;

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sales and other taxes and withholding of taxes;

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privacy laws and protection of personally identifiable information;

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marketing activities via the telephone and online; and

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primary ticketing and ticket resale services.

Our failure to comply with these laws and regulations could result in fines and proceedings against us by governmental agencies and consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at events, particularly those that involve drugs and alcohol. Additionally, new legislation could be passed that may negatively impact our business.

From time to time, federal, state and local authorities and consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. We may be required to incur significant legal expenses in connection with the defense of future governmental investigations and litigation.

A deterioration in general economic conditions and their impact on consumer and business spending, particularly by customers in our targeted millennial generation demographic, would adversely affect our revenue and financial results.

Our business and financial results are influenced significantly by general economic conditions, in particular, those conditions affecting discretionary consumer spending and corporate spending. During

Risk factors

past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. An economic downturn can result in reduced ticket revenue, lower customer spending and more limited and less lucrative sponsorship opportunities.

For consumers, such things as employment levels, fuel prices, interest and tax rates and inflation can significantly impact attendance and spending at our events and their willingness to purchase music from Beatport. For us, these risks may be exacerbated by the fact that our core customer demographic and the majority of attendees at our events and festivals are 18 to 34 years old, and this millennial generation demographic is among the groups most negatively affected by the current economic slowdown. Business conditions, in particular corporate marketing and promotional spending, can also significantly impact our operating results. These factors affect our revenue from sponsorship and advertising. Accordingly, if current economic conditions fail to improve, and especially if they deteriorate, our growth and financial results will be adversely affected.

We may not successfully expand into new geographic markets and businesses, which could adversely affect our business, results of operations and financial condition.

Our growth strategy is based, in part, on the expansion of our festivals and events into new geographic markets where they have not previously taken place and into related lines of business. It is not clear that these new markets will have the demand for these festivals and events that we anticipate, which could adversely affect the ticket sales or pricing for these events. There may also be unforeseen difficulties with holding festivals and events in new markets, including obtaining venues, securing requisite licenses and government approvals, and recruiting artists to the location, among other factors.

We also intend to expand into new, related lines of businesses, which will also carry risks, including that the demand for these products may be less than we anticipate and that we may fail to receive a return sufficient to cover our investment in the new business.

Our operations are seasonal and our results of operations vary from quarter to quarter, so our financial performance in certain quarters may not be indicative of, or comparable to, our financial performance in other quarters.

Certain of our businesses are seasonal, and this will impact our results of operations from quarter to quarter. We expect most of our largest festivals and events to occur outdoors, primarily from May through September. As such, we expect our revenues from these events to be higher during the spring and summer, or our second and third quarters, and lower in the winter months, or our first and fourth quarters. Furthermore, because we expect to conduct a limited number of large festivals and events, small variations in this number from quarter to quarter can cause our revenue and net income to vary significantly for reasons that may be unrelated to the performance of our core business. In addition, our Life in Color business produces festivals and events primarily for college campuses, so we expect that the revenues from these activities to be higher during the academic year, which coincides with the first, second and fourth quarters. Furthermore, the venues our MMG business manages generally have higher revenue during the fourth and first quarters as a result of higher travel to Miami during the December holidays, as well as the Winter Music Conference in March. We believe our financial results and cash needs will vary significantly from quarter to quarter depending on, among other things, the timing of EMC festivals and events that are held outdoors, cancellations, ticket on-sales, capital expenditures, seasonal and other fluctuations in our business activity, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management. Accordingly, our results for any particular quarter may vary for a number of

Risk factors

reasons, including due to the seasonality of our underlying businesses, and we caution investors to evaluate our quarterly results in light of these factors.

We depend on relationships with key event promoters, executives, managers and artists, and adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our venue management and event promotion businesses are particularly dependent upon personal relationships, as promoters and executives within entertainment companies such as ours leverage their network of relationships with artists, agents and managers to secure the rights to the performers, celebrities and events that are critical to success. Due to the importance of those industry contacts, the loss of any of our officers or other key personnel who have relationships with artists, agents or managers in the music industry could adversely affect our venue management and event promotion businesses. Also, to the extent artists, agents and managers are replaced with individuals with whom our officers or other key personnel do not have relationships, our competitive position and financial condition could be harmed.

We rely on key members of management, particularly the Chief Executive Officer and Chairman, Mr. Sillerman, and the loss of their services or investor confidence in them could adversely affect our success, development and financial condition.

Our success depends, to a large degree, upon certain key members of our management, particularly our Chief Executive Officer and Chairman, Robert F.X. Sillerman. Our executive team's, key promoters' and managers' expertise and experience in acquiring, integrating and growing businesses, particularly those focused on live music and events, have been and will continue to be a significant factor in our growth and ability to execute our business strategy. In particular, our First Lien Term Loan Facility is personally guaranteed by Mr. Sillerman. If he ceases to serve as our Chief Executive Officer, president, chairman of our board of directors or other equivalent officer, a mandatory prepayment will be triggered under the First Lien Term Loan Facility, which will require us to prepay 30% of any outstanding borrowings thereunder. The loss of any of our executive officers and directors could slow the growth of our business, or it may cease to operate at all, which may result in the total loss of your investment.

We may not be able to attract qualified personnel.

Our ability to expand operations to accommodate our anticipated growth will depend on our ability to attract and retain qualified personnel. However, competition for the types of employees we seek is intense. We face particular challenges in recruiting and retaining personnel who have experience in software engineering, mobile application development and other technical expertise, which is critical to our initiatives. Our ability to meet our business development objectives will depend in part on our ability to recruit, train and retain top quality personnel with advanced skills who understand our technology and business. We cannot provide any assurance that we will be able to attract qualified personnel to execute our business strategies or develop and expand our online properties.

When we acquire new businesses, we typically retain the existing managers and executives of the acquired companies to continue managing and operating the acquired business. We believe that they have the market expertise and network of personal relationships to best implement the growth strategies of the acquired businesses. If we are unable to retain the key personnel of the acquired businesses, we may not be able to achieve the anticipated benefits and synergies of an acquisition. If

Risk factors

we are unable to engage and retain the necessary personnel, our business may be materially and adversely affected.

Members of our senior management team, including our Chief Executive Officer, have divided responsibilities.

Our Chief Executive Officer and Chairman, Robert F.X. Sillerman, is also the Executive Chairman and Chief Executive Officer of Viggle Inc., which is in the business of developing products and services that encourage consumers to engage with television content. Mr. Sillerman is also a director of Circle Entertainment Inc., which is in the business of developing location-based entertainment venues. Under our employment agreement with Mr. Sillerman, Mr. Sillerman is required to devote his time, attention, energy, knowledge, best professional efforts and skills to the duties assigned to him by us, but he is permitted to pursue other professional endeavors and investments that do not violate the terms of his employment agreement, including provisions relative to non-competition and non-solicitation. Mr. Sillerman is expressly permitted to engage in certain endeavors and investments that are listed in his employment agreement. Any other professional endeavors to be performed by Mr. Sillerman are subject to the reasonable approval of our board of directors. Nevertheless, it is possible that Mr. Sillerman will fail to devote the necessary time to our Company. Under our employment agreements with our other named executive officers, Mr. Slater and Mr. Finkel are also permitted to engage in specific endeavors that are listed in their agreements and other endeavors that do not compete with us.

We rely on third-party content, which may not be available to us on commercially reasonable terms or at all.

We contract with third parties to offer their content on our Beatport website. The licensing arrangements with these third parties are short-term and do not guarantee the continuation or renewal of these arrangements on reasonable terms, if at all. Some third-party content providers and distributors, currently or in the future, may offer competing products and services and could take action to make it more difficult or impossible for us to license their content. Other content owners, providers or distributors may seek to limit our access to, or increase the cost of, such content. We may be unable to continue to offer a wide variety of content at reasonable prices with acceptable usage rules, or continue to expand its geographic reach.

All content on Beatport is currently provided free of digital rights management. If our requirements or business model changes, we may have to develop or license new technology to provide other solutions. There is no assurance that we will be able to develop or license such solutions at a reasonable cost and in a timely manner. In addition, certain countries have passed or may propose and adopt legislation that would force us to license our digital rights management, if any, which could weaken the protection of content and subject us to piracy and also negatively affect arrangements with our content providers.

We may be unable to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We may be unable to detect unauthorized use of, or otherwise sufficiently protect, our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We rely on a combination of laws and contractual restrictions with employees, customers, suppliers and others to establish and protect these proprietary rights. Despite these precautions, it may be

Risk factors

possible for a third party to copy or otherwise obtain and use proprietary information or copyrighted material without authorization which, if discovered, might require legal action to correct. Furthermore, the recently acquired assets may have been inadequately protected prior to our acquisitions of them. In addition, third parties may independently and lawfully develop similar intellectual property or duplicate our services.

We will apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used and reserve and register domain names as we deem appropriate. While we vigorously protect our trademarks, service marks and domain names as we deem appropriate, effective trademark protection may not be available or may not be sought in every country in which we operate, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in the erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition, and results of operations. In addition, the loss of, or inability to otherwise obtain, rights to use third-party trademarks and service marks could result in competitive harm.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to enter into settlement or license agreements, pay costly damage awards or face an injunction prohibiting us from using the affected intellectual property in connection with our services. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

Regulatory and business practice developments relating to personal information of our customers and/or failure to adequately protect the personal information of our customers may adversely affect our business.

The businesses we have acquired or intend to acquire in the future maintain information on customers who purchase tickets and other products electronically through their individual websites or otherwise register on the website for access to the content provided. We are in the process of evaluating the information collected to understand if we can aggregate and reuse the contact information to inform these individuals of upcoming events, offerings and other products and services that we believe enhance the fan experience. Data protection laws and regulation may impair our ability to use this data in such ways, as certain uses may be prohibited. The use of such customer information is a significant part of our growth strategy in the future. The collection, storage and use of customer information is subject to regulation in many jurisdictions, including the United States and the European Union, and this regulation is becoming more prevalent and stringent. Further, there is a risk that data protection regulators may seek jurisdiction over our activities even in locations in which we do not have an operating entity. This may arise in a number of ways, either because we are conducting direct marketing activities in a particular jurisdiction and the local laws apply to and are enforceable against us, or because our database is controlling the processing of information within that

Risk factors

jurisdiction. We are developing but have not yet finalized a comprehensive policy aimed at ensuring adequate protection of our customers' personal information and compliance with applicable law. There is a risk that we will be unable to successfully adopt and implement this policy, which may give rise to liabilities or increased costs.

In some countries, the use of cookies and other information placed on users' internet browsers or users' computing devices is currently regulated, regardless of the information contained within or referred to by the cookie. Specifically, in the European Union, this is now subject to national laws being introduced pursuant to the amended Directive 2002/58 on Privacy and Electronic Communications. The effect of these measures may require users to provide explicit consent to such a cookie being used. The laws being introduced pursuant to this measure are not finalized in every European Member State, and we have not determined what effect this could have on our business when we place the cookie on the user's computer or when a third party does so. The effect may be to limit the amount of information we receive in relation to each use of the service and/or to limit our ability to link this information to a unique identity, which would adversely effect our business and financial condition.

In the United States, the Federal Trade Commission ("FTC") is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. Prompted by the FTC's recommendation regarding online tracking, a number of federal legislative proposals have been introduced that would allow users to opt out of online monitoring. A number of states have passed similar legislation and some states are becoming more active in enforcing these laws to protect consumers.

The laws in this area are complex and developing rapidly. For instance, we are aware that there is a proposal for a new general law within Europe, the General Data Protection Regulation, which is likely to be introduced within three years. The proposed regulation is still under discussion, and we have not yet assessed the full effect of these proposals if enacted into law in their current form. There is a risk that internet browsers, operating systems, or other applications might be modified by their developers in response to proposed legislation to limit or block our ability to access information about our users. It is possible that existing or future regulations could make it difficult or impossible for us to collect or use our customer information in the way we would like which would impede our growth strategy and potentially reduce the revenue we hope to generate. It is also possible that we could be found to have violated regulations relating to customer data, which could result in us being sanctioned, suffering fines or other punishment, being restricted in our activities and/or suffering reputational harm. Any of the foregoing could adversely affect our business and financial results.

We may be subject to disruptions, failures or cyber attacks in our information technology systems and network infrastructures that could have a material adverse effect on us.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our businesses. Techniques used to gain unauthorized access to private networks are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our customers, including credit card and debit card information and other personally identifiable information. Like all Internet services, our Beatport service, which is supported by our own systems and those of third-party vendors, is vulnerable to computer viruses, Internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our and third-party vendor computer systems, any of which could lead to system interruptions, delays or shutdowns, causing loss of critical data or the

Risk factors

unauthorized access to personally identifiable information. If an actual or perceived breach of security occurs of our systems or a vendor's systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract customers, which in turn would harm our efforts to attract and retain advertisers. We also would be required to expend significant resources to mitigate the breach of security and to address related matters.

Further, a disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business.

We cannot control the actions of third parties who may have access to the customer data we collect. The integration of the our Beatport service with applications provided by third parties represents a significant growth opportunity for us, but we may not be able to control such third parties' use of customers' data, ensure their compliance with the terms of our privacy policies or prevent unauthorized access to, or use or disclosure of, listener information, any of which could hinder or prevent our efforts with respect to growth opportunity. In addition, these third party vendors may become the victim of security breaches or have practices that may result in a breach, and we may be responsible for those third party acts or failures to act.

Any failure, or perceived failure, by us to maintain the security of data relating to our customers and employees, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose customers, advertisers, revenue and employees.

We depend on our ability to lease venues for our events, and if we are unable to do so on acceptable terms, or at all, our results of operations could be adversely affected.

Our business requires access to venues to generate revenue from live EMC events. For these events, we generally lease and operate a number of venues under various agreements which include leases or licenses with third parties or booking agreements, which are agreements where we contract to book the events at a venue for a specific period of time. Some of the leases may be between us and governmental entities. Our long-term success will depend in part on the availability of venues, our ability to lease these venues and our ability to enter into booking agreements upon their expiration. As many of these agreements are with third parties over whom we have little or no control, including the government, we may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. We may continue to expand our operations through the development of live music venues and the expansion of existing live music venues, which poses a number of risks, including:

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desirable sites for live music venues may be unavailable or costly;

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the attractiveness of our venue locations may deteriorate over time; and

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we may be unable to obtain or we may lose local government permits or approvals necessary to use a particular venue.

Risk factors

We depend upon unionized labor for the provision of some services at our events and any work stoppages or labor disturbances could disrupt our business.

Certain of the employees at some of the venues we manage and other independent contractors hired to assist at our festivals and events may be subject to collective bargaining agreements. The applicable union agreements typically expire and may require negotiation in the ordinary course of business. Upon the expiration of any such collective bargaining agreements, however, our partners may be unable to negotiate new collective bargaining agreements on terms favorable, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating such collective bargaining agreements. In addition, our business operations at one or more of our venues may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though there is not unionized labor at that venue currently. A work stoppage at one or more of our owned and/or operated venues or at our promoted events could have a material adverse effect on our business, results of operations, and financial condition. We cannot predict the effect that a potential work stoppage would have on our business.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and we may be unsuccessful in executing our business model.

We began operations as SFX EDM Holdings Corporation on July 7, 2011 and were incorporated as SFX Entertainment, Inc. in Delaware in June 2012. Without giving effect to our Predecessor, we have generated limited revenue, and our operations have consisted exclusively of indentifying, negotiating with and acquiring four companies (including our Predecessor), forming one joint venture and conducting negotiations and due diligence to acquire additional companies. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a developing company starting a new business enterprise, the difficulties that may be encountered with integrating acquired companies and the highly competitive environment in which we operate. Because we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenue to fully meet our expenses and support our anticipated activities.

We have had a history of losses, and we may be unable to achieve or sustain profitability.

We have never been profitable. We experienced net losses of $0.1 million for the period from inception to December 31, 2011 and $16.2 million for the year ended December 31, 2012. We expect we will continue to incur net losses in 2013. We expect to incur significant future expenses as we develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we do not incur as a private company and that are not reflected in our existing financial statements. These increased expenditures will make it harder for us to achieve and maintain future profitability. We may incur significant losses in the future for a number of reasons, including unsuccessful acquisitions, costs of integrating new businesses, expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or sustain profitability.

Risk factors

 RISKS RELATED TO OUR ACQUISITION STRATEGY

A number of other companies are seeking to make acquisitions in our industry, which may make our acquisition strategy more difficult or expensive to pursue.

The emergence and growth of the EMC has brought increased media attention, and a number of companies and investors have begun making acquisitions of EMC businesses or announced their intention to do so. We compete with many of these companies, and certain of them have greater financial resources than we do for pursuing and consummating acquisitions and to further develop and integrate acquired businesses. Our strategy relies on our ability to consummate a substantial number of acquisitions to foster the growth of our core business and to establish ourselves in other geographic regions and related businesses in which we do not currently operate. The increased focus on acquisitions of EMC companies may impede our ability to acquire these companies because they choose another acquirer. It could also increase the price that we must pay for these companies. Either of these outcomes could reduce our growth, harm our business and prevent us from achieving our strategic goals.

We may be unsuccessful in identifying suitable acquisition candidates which may negatively impact our competitive position and our growth strategy.

In addition to organic growth, our future growth will be driven by our selective acquisition of additional businesses focused on the EMC community, our competitors and complementary businesses. Our growth through acquisitions, to date, has consisted of four acquisitions and one joint venture, and we are in discussions to acquire additional businesses. We may be unable to identify other suitable targets for future acquisition or acquire businesses at favorable prices, which would negatively impact our growth strategy. We may not be able to execute our growth strategy through organic expansion, and if we are unable to identify and successfully acquire new businesses complementary to ours, we may not be able to expand into new geographic markets, develop our online properties or achieve profitability.

The due diligence process that we undertake in connection with acquisitions may not reveal all facts that may be relevant in connection with an investment.

Before making acquisitions and other investments, we conduct due diligence of the target company that we deem reasonable and appropriate based on the facts and circumstances applicable to each acquisition. The objective of the due diligence process is to assess the investment opportunities based on the facts and circumstances surrounding an investment or acquisition. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. The due diligence process may at times be subjective with respect to newly-organized companies for which only limited information is available. Accordingly, we cannot be certain that the due diligence investigation that we conduct with respect to any investment or acquisition opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. For example, instances of fraud, accounting irregularities and other deceptive practices can be difficult to detect. Executive officers, directors and employees may be named as defendants in litigation involving a company we are acquiring or have acquired. Even if we conduct extensive due diligence on a particular investment or acquisition, we may fail to uncover all material issues relating to such investment, including regarding the controls and procedures of a particular target or the full scope of its contractual arrangements. We rely on our due diligence to identify potential liabilities in the businesses we acquire, including such things as potential or actual lawsuits, contractual obligations or liabilities imposed by government regulation. However, our due

Risk factors

diligence process may not uncover these liabilities, and where we identify a potential liability, we may incorrectly believe that we can consummate the acquisition without subjecting ourselves to that liability. For each of our acquired businesses, other than Beatport, we have acquired only the assets of the business and not assumed the liabilities. Nonetheless, it is possible that we could still be subject to litigation in respect of these acquired businesses. If our due diligence fails to identify issues specific to an investment or acquisition, we may obtain a lower return from that transaction than the investment would return or otherwise subject ourselves to unexpected liabilities. We may also be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Charges of this nature could contribute to negative market perceptions about us or our shares of common stock.

We may face difficulty in integrating the operations of the businesses we have acquired and may acquire in the future.

Acquisitions have been and will continue to be an important component of our growth strategy; however, we will need to integrate these acquired businesses successfully in order for our growth strategy to succeed and for our Company to become profitable. We will implement, and the management teams of the acquired businesses will adopt, our policies, procedures and best practices, and cooperate with each other in scheduling events, booking talent and in other aspects of their operations. We may face difficultly with the integration of the businesses we acquire, such as coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Many of the businesses we acquire are not profitable, and we are relying on their adoption of our best practices to operate their businesses more efficiently to achieve and maintain profitability. However, we may fail in implementing our policies and procedures, or the policies and procedures may not be effective or provide the results we anticipate for a particular business. Further, we will be relying on these policies and procedures in preparing our financial and other reports as a public company, so any failure of acquired businesses to properly adopt these policies and procedures could impair our public reporting. Management of the businesses we acquire may not have the operational or business expertise that we require to successfully implement our policies, procedures and best practices.

We note in particular that the auditors for several of our acquired businesses identified material weaknesses in the internal controls of these businesses that relate to the proper application of accrual based accounting under GAAP. The Public Company Accounting Oversight Board ("PCAOB") defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We will be relying on the proper implementation of our policies and procedures to remedy these material weaknesses, and prevent any potential material misstatements in our financial reporting. Any such misstatement could adversely affect the trading price of our common stock, cause investors to lose confidence in our reported financial information, and subject us to civil and criminal fines and penalties. A part of our growth strategy involves expanding our festivals and events into new markets. As a result, festivals and events from different businesses will be operating in similar geographic areas and/or at similar times of year, often for the first time, and these businesses will need to coordinate their strategies to avoid competing with each other for attendees or talent. If our acquired companies fail to integrate in these important ways, or we fail to adequately understand the business operations of our acquired companies, our growth and financial results will suffer.

In addition, our growth strategy also includes the development of online properties that will be integrated across all of our acquired businesses. This will require, among other things, the integration

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of the individual websites and databases of each business we have or will acquire. This will be a complex undertaking that may prove more difficult, expensive and time consuming than we expect. Even if we are able to achieve this integration, it may not achieve the benefits we anticipate. If we fail to do this properly and in a timely manner, it could harm our revenue and relationship with our fans.

We typically retain the management of the businesses we acquire and rely on them to continue running their businesses, which leaves us vulnerable in the event they leave our company.

We seek to acquire businesses that have strong management teams that will continue to run the business after the acquisition. We often rely on these individuals to conduct the day-to-day operations of and pursue the growth of these acquired businesses. Although we typically seek to sign employment agreements with the managers of acquired businesses, it remains possible that these individuals will leave our organization. This would harm the prospects of the businesses they manage, potentially causing us to lose money on our investment and harming our growth and financial results.

Our investment in our joint venture with ID&T (the "ID&T JV") (and in any future joint ventures) is subject to risks not found in other ownership structures.

We own 51% of the ID&T JV, and we may enter into other joint ventures in the future. Investments in joint ventures involve risks that are not found in other ownership structures. These include:

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potential disagreements with our partner about how to manage the joint venture;

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the lack of full control of the joint venture's management, and therefore its actions;

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the possibility that our joint venture partner may have or develop business interests or strategies that are contrary to ours;

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the potential need for future, unexpected capital contributions into the joint venture;

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the possible financial distress or insolvency of our joint venture partner, which could lead to our having to contribute its share of additional capital to the joint venture;

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the cost of litigation or arbitration in the event of a dispute with our joint venture partner;

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negative business and financial performance of the joint venture because of substantial disagreements with our joint venture partner; and

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preemptive dissolution of the joint venture because we or our joint venture partner choose, or become obligated, to acquire the equity interests of the other in the joint venture.

Under the terms of the ID&T JV agreement, we have the right to appoint a co-Chief Executive Officer and the Chief Financial Officer, and ID&T has the right to appoint a co-Chief Executive Officer and the Chief Creative Officer, who will have creative control over the brands that the ID&T JV uses and the events for which they are used. If we and ID&T have substantial disagreement about the management of the ID&T JV, then our dispute will be resolved by binding arbitration. Any substantial disagreement between us and ID&T regarding the ID&T JV could be a distraction to the proper management and could cause its business and financial results to suffer. If we or ID&T are unwilling or unable to provide the ID&T JV with needed capital, its business and financial results would suffer, and it could become insolvent, destroying the value of our investment in it. In the event the ID&T JV is terminated, the licenses to the ID&T brands that the ID&T JV holds will lapse. Finally, the success of the ID&T JV relies in large part on the strength of the ID&T brands that it will present in North

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America. Accordingly, the ID&T JV is dependent upon the ability of ID&T to properly manage its brands in Europe, and any deterioration in the quality of those brands could adversely affect the business of the ID&T JV.

Federal and state taxation of business combinations may discourage business combinations.

Federal and state tax consequences are major considerations in any acquisition or business combination we may undertake. Currently, such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination to minimize the federal and state tax consequences to both us and the target entity; however, there can be no assurance that any particular business combination will meet the statutory requirements of a tax-free reorganization or that we will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on us and our target company, reduce the future value of the shares and potentially discourage a business combination.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock that would dilute your ownership.

We have financed our operations and acquisitions in large part by issuing shares of our common stock. We expect to continue to do so in the future, which would significantly reduce the percentage ownership of our then existing stockholders, including investors in this offering. We may be required to issue additional shares if certain of our acquired businesses achieve earnout thresholds. Furthermore, any future issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. In addition, we could issue securities in respect of future transactions that have rights, preferences and privileges senior to those of our common stock. The holders of any of our debt securities or term loans would also have rights superior to the rights of our common stockholders.

We have incurred significant indebtedness in connection with our growth strategy, which may grow with future acquisitions, and this increases risk for holders of our common stock and could adversely affect our profitability and financial condition.

At the closing of this offering, we will have a significant amount of debt. As of April 23, 2013, we had outstanding short-term debt obligations of approximately $5.5 million that we incurred in connection with our acquisitions. We also owe $49.5 million under our First Lien Term Loan Facility, which matures on September 15, 2014 (which may be extended to March 13, 2015 if certain conditions occur). We currently do not have sufficient funds to repay our short term acquisitions, and we may not have the funds necessary to pay principal and interest on our First Lien Term Loan Facility when it matures. Although we may seek to refinance this debt, we may not be able to do so on acceptable terms or at all. Any failure to pay these debts as they mature would adversely affect our business and the price of our common stock.

If there were an event of default under the First Lien Term Loan Facility, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be due and payable immediately, with such acceleration being automatic upon certain events of default. It is possible that, if the defaulted debt is accelerated, our assets and cash flow may not be sufficient to fully repay the indebtedness or borrowings under our outstanding debt instruments, and we cannot assure you that

Risk factors

we would be able to refinance or restructure the payments on those debt securities. In the event we are unable to repay the First Lien Term Loan Facility upon maturity, or earlier upon any default, holders of our debt, including lenders under the First Lien Term Loan Facility, will have a senior claim on the assets of certain of our subsidiaries ahead of holders of our common stock.

RISKS RELATED TO OUR INDEBTEDNESS

Our First Lien Term Loan Facility requires us to make certain mandatory prepayments of principal and interest, which will reduce our ability to use that cash flow to fund our operations, capital expenditures and future business opportunities.

Our First Lien Term Loan Facility requires our indirectly held wholly-owned subsidiary, SFX Intermediate Holdco II, LLC (the "Borrower") to make mandatory prepayments (collectively, the "Mandatory Prepayments") equal to:

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75.0% of the annual excess cash flow of our wholly-owned subsidiary SFX Intermediate Holdco I, LLC ("Holdings") and its subsidiaries, which are substantially all of our current businesses for the year ended December 31, 2013, five days after audited financials are delivered;

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100% of the net proceeds from certain asset sales, casualty events, and debt issuances by Holdings and its subsidiaries (in each case, other than to the extent permitted under the First Lien Term Loan Facility); and

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30.0% of the outstanding borrowings within 60 days of the date Mr. Sillerman either announces he will not serve, ceases serving as or is incapable of serving as the chairman of our board of directors, our president, our chief executive officer or other equivalent officer.

Any amounts required to be applied to Mandatory Prepayments under our First Lien Term Loan Facility as described above, would not be available to us for any other purpose, including to fund our future operations, capital expenditures and investments in future business opportunities, which may severely limit our liquidity and adversely affect our ability to grow our business and/or take advantage of unanticipated business opportunities.

Our First Lien Term Loan Facility includes negative covenants that restrict certain of our subsidiaries' ability to operate their business, and this may impede our ability to respond to changes in our business or take certain important actions.

Our First Lien Term Loan Facility includes customary restrictive covenants, subject to certain materiality thresholds and exceptions, including covenants limiting Holdings' and its subsidiaries' ability to:

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incur certain types of indebtedness and liens;

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merge with, make an investment in or acquire property or assets of another company;

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make capital expenditures;

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pay dividends;

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repurchase shares of our outstanding stock;

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negative pledge;

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modify certain documents;

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make loans;

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dispose of assets;

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prepay the principal on any other indebtedness;

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liquidate, wind up or dissolve; or

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enter into certain transactions with affiliates.

These restrictions could limit our ability to take certain actions necessary to properly grow and manage our business, such as obtaining future financing, making needed capital expenditures, responding to and withstanding future downturns in our business or the economy in general or otherwise conducting corporate activities that are necessary or desirable. Holdings and its subsidiaries are generally not permitted to make dividends or cash distributions to us or to finance the operations of us or any of our subsidiaries that are not subsidiaries of Holdings. We may also be prevented from taking advantage of business opportunities that arise because of limitations these restrictive covenants impose on us. If it becomes necessary or desirable to obtain a waiver or amendment of these covenants, it may be costly or time consuming for us to do so, and we may not be able to obtain a waiver or amendment on any terms at all. A breach of any of these covenants or restrictions, even as a result of events beyond our control, could result in an event of default under the First Lien Term Loan Facility.

Fluctuations in interest rates could adversely affect our liquidity, interest expense and financial results.

Our First Lien Term Loan Facility has variable interest rates. If any of the variable rates or such equivalent local currency rates increase, our debt service costs will increase. Increased debt service costs would adversely affect our cash flow. To the extent these interest rates increase, our interest expense may increase, and we may have difficulty making interest payments and funding our other costs. While we may enter into interest hedging contracts, we may not be able to do so on a cost-effective basis, any hedging transactions it might enter into may not achieve their intended purpose and shifts in interest rates may have a material adverse effect on our business, financial condition and/or results of operations.

Certain events could lead to our First Lien Term Loan Facility being in default or otherwise require us to pay principal and accrued interest on this debt prior to its maturity.

Our First Lien Term Loan Facility includes events of default if we breach our loan covenants and upon the occurrence of certain events. This could cause us to be required to immediately repay the principal and accrued interest owing under this facility.

For example, Mr. Sillerman has entered into a guarantee agreement (the "Sillerman Guarantee") with Barclays Bank PLC, as collateral agent for the benefit of the other lender parties, in which he personally guaranteed all our obligations under the First Lien Term Loan Facility. We will be in default of the First Lien Term Loan Facility if the Sillerman Guarantee ceases to be in full force and effect or if Mr. Sillerman breaches any material term of the Sillerman Guarantee. An event of default will also occur upon a change in control. A change in control is defined in the First Lien Term Loan Facility to include the occurrence of any of the following: (i) Holdings ceases to be wholly-owned, directly or indirectly, by us or Borrower ceases be directly wholly-owned by Holdings; (ii) at any time prior to our initial public offering (so long as we raise net proceeds of at least $100 million) Mr. Sillerman and

Risk factors

certain affiliates and senior management cease to own, directly or indirectly, at least 40% of our outstanding voting equity or any "person" or "group" other than Mr. Sillerman and certain affiliates and senior management beneficially own a greater percentage of our voting equity than Mr. Sillerman and certain affiliates; (iii) at any time after our initial public offering (so long as we raise net proceeds of at least $100 million) Mr. Sillerman and certain affiliates and senior management cease to own, directly or indirectly, at least 30% of our outstanding voting equity or a greater percentage of our voting equity than Mr. Sillerman and certain affiliates and senior management; or (iv) the majority of the seats (other than vacant seats) on our board of directors cease to be occupied by persons who were, on March 15, 2013, either members of our board of directors or nominated for election by a majority of our board of directors or whose election or nomination was previously approved by a majority of such directors.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Some of our stockholders have repurchase rights that require us to purchase their shares under certain conditions, and our financial position would be adversely affected to the extent such stockholders invoke such rights.

Under a letter agreement with Baron Small Cap Fund, dated October 28, 2012, we agreed, that if the U.S. Securities and Exchange Commission, or the SEC, has not declared effective a registration statement covering the resale of the shares of our common stock held by this investor by January 15, 2013, Baron Small Cap Fund could require us to repurchase its shares at the initial purchase price over a ten-month period on a pro rata basis. As of April 23, 2013, Baron Small Cap Fund held 2,500,000 shares of our common stock, which were purchased for $4.00 per share. In addition, due to the "most favored nation" rights we have granted to Entertainment Events Funding LLC under its subscription agreement, we may be required to repurchase its shares over a ten-month period. As of April 23, 2013, Entertainment Events Funding LLC held 4,000,000 shares of our common stock, which were purchased for $2.50 per share. Pursuant to our joint venture with ID&T, we have agreed that if we do not complete our initial public offering by May 26, 2014, then ID&T can require us to purchase for, an aggregate purchase price of $10.0 million, all of the shares of common stock and warrants to purchase our shares then held by ID&T that we issued to them in connection with the ID&T JV (which could include up to 2,000,000 shares of our common stock, warrants to purchase 500,000 shares of our common stock and warrants to purchase up to 500,000 shares that are issuable upon the ID&T JV's satisfaction of certain performance targets). Under the ID&T Option, we have agreed that if we exercise the ID&T Option but do not complete our initial public offering by March 20, 2014, then ID&T can require us to purchase all the shares of our common stock then held that we issued to them in connection with the ID&T Option at a purchase price of $10 per share. As of April 23, 2013, ID&T owns 2,000,000 shares of our common stock that were issued at the time of entry into the ID&T Option. Pursuant to our merger agreement with Beatport, we have agreed that on or after March 15, 2014, the former equity holders of Beatport will have the right to require us to repurchase from them the shares of our common stock issued as consideration in the merger for an amount equal to $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, other similar event), provided this right will not apply to any shares that have been registered in our initial public offering at an initial offering price of at least $5.00 per share or in a subsequent resale registration or are eligible for resale under Rule 144. Pursuant to the subscription agreement we entered into on April 2, 2013 with Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P. we agreed that, on or after March 15, 2014, these parties will have the right to require us to repurchase for an amount equal to $10.00 per share any of their 1,000,000 shares of our common stock that we have not registered in our initial public offering or registered in a resale registration following such initial public offering, or

Risk factors

that are not at that time subsequently eligible for resale under Rule 144. Further, if prior to the date that such 1,000,000 shares are registered for resale or are subsequently then eligible for resale under Rule 144, we enter into an agreement for the acquisition by any third party of beneficial ownership of more than 50% of the voting power in our voting shares (including by merger or consolidation) or the sale of all of our assets to a third-party in one or a series of related transactions, then this repurchase right will automatically accelerate and become exercisable. If we do not pay these investors the repurchase price of $10.00 per share within ten business days following receipt of notice from the investors of their exercise of this repurchase right, then the repurchase price of $10.00 per share will increase at a rate of 10% per annum (compounded quarterly) until the date of payment.

If any of these holders of our shares exercise their repurchase rights, we may not have sufficient cash reserves to pay the amount due. If we are required to pay any amount, we may not be able to fund our working capital requirements, which would harm our operational results and our stock price.

Our Chief Executive Officer and Chairman has the ability to control all matters submitted to stockholders for approval.

Our chief executive officer and chairman, Robert F.X. Sillerman, beneficially owns shares of our common stock, in the aggregate, representing approximately 58.1% of our outstanding capital stock as of April 23, 2013. As a result, he controls all matters submitted to our stockholders for approval, as well as our management and affairs. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Although we do not plan to take advantage of the "controlled company" exemption from certain NASDAQ corporate governance requirements, if we elect to do so in the future, our stockholders will not have the same protections afforded to stockholders of other companies.

Under the NASDAQ rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain NASDAQ corporate governance requirements. Our founder, Chief Executive Officer and chairman of our board of directors controls 58.1% of our voting power, and as such, we are eligible to take advantage of the "controlled company" exemption. We currently do not intend to rely on this exemption, but we may elect to do so in the future. If we were to elect to be treated as a "controlled company" in the future, we would be exempt from certain NASDAQ corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. If we decide to take advantage of the controlled company exemption to certain NASDAQ corporate governance requirements, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

We are an emerging growth company within the meaning of the Securities Act of 1933, and as such, we will take advantage of certain modified disclosure requirements.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sabanes-Oxley Act, the

Risk factors

Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

However, we are an "emerging growth company" within the meaning of the rules under the Securities Act of 1933, as amended, or the Securities Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We would cease to be an emerging growth company upon the earliest of: (1) the first fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $    per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $    per share, representing the difference

Risk factors

between our net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately    % of the aggregate price paid by all purchasers of our stock but will own only approximately    % of our common stock outstanding after this offering. See "Dilution" for more detail.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiations with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We intend to apply to have our common stock listed on the Nasdaq Global Market, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offering price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to

Risk factors

declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. See "Dividend Policy."

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial purchase price.

If you purchase shares of our common stock in the offering, you may not be able to resell those shares at or above the purchase price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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actual or anticipated fluctuations in our revenue and other operating results;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

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additional shares of our common stock being sold into the market by us or our existing stockholders or the anticipation of such sales;

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announcements by us or our competitors of significant events or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

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changes in operating performance and stock market valuations of companies in our industry;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

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lawsuits threatened or filed against us;

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developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

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other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We have identified material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, we identified certain deficiencies relating to our internal control over financial reporting that constitute a material weakness under standards established by the PCAOB.

The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely

Risk factors

basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We have identified the following material weaknesses.

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A lack of contemporaneous documentation in connection with awards of stock based compensation. This resulted in our treating certain awards granted in 2012 as having been granted in 2013 for accounting purposes.

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Improperly characterizing certain acquisition transactions as having closed prior to the Company obtaining the control necessary for such a characterization. These acquisition transactions subsequently failed to close.

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An unusually large amount of audit adjustments noted and recorded in connection with the 2012 audit, primarily in respect of accruals, cut offs and purchase accounting for consummated business transactions; in addition, certain significant transactions were not accounted for properly. We believe that this was related, in part, to a lack of sufficient staff with appropriate training in GAAP and SEC rules and regulations with respect to financial reporting functions, as well as the lack of robust accounting systems.

We have taken and will take a number of actions to correct these material weaknesses including, but not limited to, adding experienced accounting and financial personnel, retaining third party consultants to review our internal controls and recommend improvements, implementing improvements to our closing procedures and consolidation processes, and improving our accounting software as it relates to accounts payable. For more information, see "Management's discussion and analysis of financial condition and results of operations—Internal control over financial reporting." We may need to take additional measures to fully mitigate these issues, and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness or other material weaknesses will not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

In addition, we and the auditors for our Predecessor, Disco Productions, Inc. (now operating as SFX-Disco Operating LLC) ("DDP") and MMG have identified a material weakness in the internal controls of each of these businesses that relates to the proper application of accrual based accounting under GAAP. To remedy these material weaknesses and prevent any potential material misstatements in our financial reporting we will be relying on the proper implementation of our policies and procedures, the hiring of new accounting staff at the acquired business and at the corporate level, and the implementation of our accounting software at our acquired companies and improvements to that software generally. However, it is possible that these efforts will be unsuccessful with regard to the internal controls of one or more of these businesses.

Risk factors

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect the market price of our common stock.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. As a public company, we will eventually be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complicated. If in the future we identify material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We will incur increased costs as a result of operating as a public company, particularly once we cease to be an emerging growth company, and our management will be required to devote substantial time to new compliance initiatives.

As a public reporting company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NASDAQ, on which we plan to seek to list our common stock for trading, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including, once we cease to be an emerging growth company, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed time period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor, when required, our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

 Forward-looking statements

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws, which involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors."

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding:

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our ability to integrate the companies we have acquired and plan to acquire in the future;

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our ability to identify and acquire leading EMC-related businesses;

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our belief that the EMC community will grow;

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our ability to increase the number of festivals and events we produce;

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our ability to effectively partner Beatport more closely with live events;

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our ability to produce festivals and events in-house through our joint venture with ID&T;

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our ability to grow our music and video retailing efforts;

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our ability to make, and the expected timing of, payments on our senior secured first lien credit agreement (the "First Lien Term Loan Facility");

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our ability to grow EMC festival attendance;

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our belief that additional or alternative venues will be readily available if necessary;

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our belief that our liability insurance will provide sufficient protection;

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our belief that our capital expenditure requirements and liquidity needs will be met; and

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our ability to grow our online properties.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

 Use of proceeds

We estimate that the net proceeds to us from our issuance and sale of shares of common stock in this offering will be approximately $        million (or approximately $        million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming an initial public offering price of $       per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) our net proceeds from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds we receive from this offering to fund working capital and capital expenditures and for other general corporate purposes, which may include the acquisition of complementary businesses. We are not currently a party to, or involved with, discussions regarding any other material acquisition that is probable, although we routinely engage in discussions with EMC-related businesses regarding potential acquisitions.

For additional information regarding our liquidity and outstanding indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition (the Registrant)—Liquidity and Capital Resources."

This expected use of net proceeds of this offering represents our intentions based upon our current plans and business conditions. Our management will retain broad discretion over the allocation of any net proceeds used for capital expenditures or other general corporate purposes.

Pending use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

 Dividend policy

We have not paid any dividends on our common stock to date and do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

 Capitalization

The following table sets forth our capitalization as of December 31, 2012:

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on an actual basis;

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on a pro forma basis giving effect to our acquisition of Beatport, which closed on March 15, 2013, our borrowing of $49.5 million under our First Lien Term Loan Facility and the application of those proceeds as described herein, and our issuance of shares of our common stock in private placements since December 31, 2012; and

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on a pro forma, as adjusted basis to give further effect to the issuance and sale by us of shares of our common stock in this offering at an assumed price to the public of $             per share, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described in "Use of Proceeds."

You should read the following table in conjunction with "Use of Proceeds," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and unaudited pro forma financial information and related notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2012
	Actual	Pro forma	Pro forma as adjusted

	(dollars in thousands, except share data)
Cash and cash equivalents	$3,675	$49,284	$
Debt:
Notes payable	8,491	5,491
Related party notes payable	3,810	3,810
Long-term debt	—	49,500

Total Debt	$12,301	$58,801	$

Stockholders' Equity:
Preferred stock, $0.001 par value: 1,000,000 shares authorized; no shares issued or outstanding	—	—		—
Common stock, $0.001 par value, 300,000,000 shares authorized, 48,261,027 shares issued and outstanding, actual; 300,000,000 shares authorized, 62,261,027 shares issued and outstanding, pro forma; 300,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	$48	$62
Additional paid-in capital	51,692	126,678
Treasury stock	—	—
Due from stockholder for stock subscription	(1,536)	(1,536)
Accumulated deficit	(16,325)	(16,325)

Total SFX stockholder's equity	33,879	108,879
Non-controlling interests	4,794	4,794
Total stockholders' equity	$38,673	$113,673

Total capitalization	$50,974	$172,474	$

 Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the price per share to the public in this offering and the net tangible book value per share of common stock upon the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for presently outstanding stock.

Our net tangible book value per share represents our total tangible assets less total liabilities, which is our net tangible book value, divided by our total number of shares of common stock outstanding. As of December 31, 2012, our net tangible book value was approximately $(6.5) million, or $(0.17) per share.

After giving effect to the sale of our common stock at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2012 would have been approximately $                           , or $                           .

This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock at the price to the public in this offering.

The following table illustrates this dilution to new investors on a per share basis.

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2012, before giving effect to this offering	$
Increase in net tangible book value per share attributable to the sale of shares in this offering	$

Net tangible book value per share after this offering		$

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value after this offering by $         million and increase (decrease) the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full from us, the net tangible book value after the offering would be $         per share, the increase in the net tangible book value per share to existing shareholders would be $         and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes, as of December 31, 2012, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $          per share (the

Dilution

midpoint of the price range set forth on the cover of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent

Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock or convertible preferred stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own       % and our new investors would own       % of the total number of shares of our common stock outstanding upon the completion of this offering.

 Unaudited pro forma condensed combined financial information

We prepared the following unaudited pro forma condensed combined financial statements by applying certain pro forma adjustments to the historical consolidated financial statements of SFX Entertainment, Inc. The pro forma adjustments give effect to the following transactions (the "Transactions"):

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our acquisition on July 31, 2012 of Dayglow LLC and its affiliates ("Dayglow") (now operating as SFX-Life in Color, LLC, or "LIC"), which is our Predecessor;

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our acquisition on June 19, 2012 of Disco Productions, Inc. (now operating as SFX-Disco Operating LLC) ("DDP");

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our acquisition on December 31, 2012 of an 80% ownership interest in MMG Nightlife, LLC ("MMG");

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the January 1, 2013 creation of ID&T JV North America, or "ID&T JV," in which we hold a 51% interest;

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our acquisition on March 15, 2013 of BEATPORT, LLC ("Beatport");

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our investment in the option to purchase 75% of ID&T ("ID&T Option");

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our drawing of $49.5 million under the First Lien Term Loan Facility on March 15, 2013 and the application of certain proceeds as described herein;

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certain private placements of equity that took place after the date of our most recent balance sheet; and

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the estimated net proceeds from this offering and the application of the estimated proceeds therefrom, as described under "Use of Proceeds."

The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2012 gives effect to the Transactions as if each of them had occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet as of December 31, 2012 gives effect to our acquisition of Beatport, the creation of our ID&T JV, our drawings under the First Lien Term Loan Facility, the private placements of equity, our investment in the ID&T Option and this offering as if each of them had occurred on December 31, 2012. The historical financial statements of SFX Entertainment, Inc. and each of the entities acquired in the Transactions appear elsewhere in this prospectus.

Our determination to consider LIC to be our Predecessor was based on several factors. First, the two acquisitions were negotiated simultaneously, with DDP closing only six weeks in advance of the LIC acquisition. Second, LIC's historical operations as producer of live EMC events and festivals are more representative of the core operations around which we are building our global EMC platform than DDP's historical operations as a promoter of live EMC events. Finally, the purchase price for our acquisition of LIC was $12.1 million, which was larger than the $9.0 million purchase price for our acquisition of DDP.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying notes, which you should read in conjunction with these unaudited pro forma condensed combined financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our

Unaudited pro forma condensed combined financial information audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the closing date of this offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

We will account for each of the acquisitions in the Transactions using the acquisition method of accounting for business combinations under GAAP. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company's tangible and intangible assets and liabilities based on their estimated fair values as of the date of the given transaction. As of the date of this prospectus, we have not completed the valuation studies necessary to estimate the fair values of the assets acquired and liabilities assumed and the related allocation of purchase price for Beatport. Accordingly, the values of the assets and liabilities set forth in these unaudited pro forma condensed combined financial statements for Beatport are preliminary, and once we complete our final valuation process of Beatport, we may report changes to the book value of the assets we acquired and liabilities we assume, as well as the amount of goodwill, and those changes could differ materially from what we present here.

We provide these unaudited pro forma condensed combined financial statements for informational purposes only. These unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma condensed combined financial statements in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

SFX Entertainment, Inc. and Subsidiaries

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2012

(in 000s)	SFX Entertainment, Inc.	Beatport	Adjustments		Pro Forma

Assets
Cash and cash equivalents	$3,675	$13,499	$132,110	(1)	$149,284
Accounts receivable	1,998	174	—		2,172
Due from promoters	1,432	—	—		1,432
Prepaid event expenses	181	378	—		560
Other current assets	223	165	—		388

Total current assets	7,509	14,216	132,110		153,836

Property, plant and equipment, net	1,236	1,988			3,224
Goodwill	21,571	369	38,653	(2)	60,593
Intangible assets, net	23,571	1,722	22,900	(2)	48,194
Other assets	12,680	506	30,990	(9)	44,176

Total assets	$66,567	$18,802	$224,653		$310,023

Liabilities and Equity
Accounts payable and accrued expenses	$7,767	$267	$—		$8,034
Notes payable	8,491	—	(3,000	)(10)	5,491
Record label payable	—	9,510	—		9,510
Mechanical royalties payable	—	3,569	—		3,569
Due to related parties	4,525	—			4,525
Other current liabilities	4,731	3,045	—		7,776

Total current liabilities	$25,514	$16,392	$(3,000)		$38,906

Long-term debt	—	—	49,500	(4)	49,500
Long-term record label and mechanical royalties payable	—	5,506	—		5,506
Deferred tax liabilities	67	—	—		67
Other liabilities	2,313	58	—		2,371

Total liabilities	27,894	21,956	49,500		96,350

Common stock	48	—	14	(11)	62
Additional paid in capital	51,692	—	174,986	(11)	332,913
Due from shareholder for stock subscription	(1,536)	—	—		(1,536)
Accumulated equity / (deficit)	(16,325)	(3,154)	3,154	(11)	(16,325)
Total SFX stockholder's equity	33,879	—	—		33,879
Non-controlling interests	4,794	—	—		4,794

Total liabilities and stockholders' equity	$66,567	$18,802	$224,653		$310,023

SFX Entertainment, Inc. and Subsidiaries

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the year ended December 31, 2012

(in 000s except per share amounts)	SFX Entertainment, Inc.	Life in Color (1/1/12 - 7/31/12)	DDP (1/1/12 - 6/19/12)	MMG (1/1/12 - 12/31/12)	Beatport	Adjustments		Pro Forma

Revenue	$24,815	$10,986	$12,888	$4,588	$48,461	$(2,238	)(8)	$99,500
Direct costs	(23,019)	(8,219)	(12,616)	—	(33,393)	2,238	(8)	(75,009)

Gross profit	1,796	2,767	272	4,588	15,067	—		24,491
Selling, general and administrative expenses	(17,026)	(2,323)	(1,046)	(2,011)	(14,641)			(37,047)
Depreciation	(75)	(95)	—	—	(1,277)	—		(1,447)
Amortization	(916)	—	—	—	(483)	(9,567	)(3)	(10,966)

Operating income (loss)	(16,221)	349	(774)	2,578	(1,333)	(9,567)		(24,969)
Other income / (expense)	98	13	26	21	(78)			79
Interest income / (expense)	(34)	—	(373)	—	37	4,691(4)		(5,061)
(Provision)/benefit for income tax	(67)	—	—	—	(160)	(1,093	)(6)	(1,320)

Net Income (loss)	$(16,224)	$362	$(1,121)	$2,598	$(1,535)	$(15,351)		$(31,271)

Comprehensive income (loss)	$(16,224)	$362	$(1,121)	$2,598	$(1,535)	$(15,351)		$(31,271)

Less: Net income attributable to non-controlling interests	—	—	—	—		(520)	(5)	(520)

Net income attributable to SFX Entertainment, Inc.	$(16,224)	$362	$(1,121)	$2,598	$(1,535)	$(15,871)		$(31,791)

Loss Per Share—basic and diluted	$(0.44)							$(0.51)
Weighted average shares outstanding—basic and diluted	37,186							62,261 (7)

SFX Entertainment, Inc. and Subsidiaries

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
($ in 000s, except per share amounts)

(1)
The pro forma adjustment to cash reflects the cash we received, net of expenses, from our First Lien Term Loan Facility and issuances of equity that occurred after our most recent balance sheet date, less the cash paid for the Beatport acquisition, ID&T JV funding, ID&T Worldwide Option and note payments as described below.

Proceeds from First Lien Term Loan Facility (See Note 4)	$49,500
Original issue discount on First Lien Term Loan Facility (See Note 4)	(990)
Common stock issuances (See Note 7)	30,000
Net proceeds from this offering	100,000
ID&T JV (See Note 9)	(7,500)
ID&T Option (See Note 9)	(2,500)
Initial repayment of MMG Note (See Note 10)	(3,000)
Cash paid for Beatport acquisition	(33,400)

Total	$132,110

(2)
Purchase Price Allocation/Goodwill—Under acquisition accounting, we recognize the assets and liabilities acquired at their fair value on the date of acquisition, with any excess in purchase price over these values being allocated to goodwill. We have engaged a valuation expert to assist in evaluating the value of assets acquired and liabilities of Beatport, which we acquired on March 15, 2013. In these pro forma adjustments we have based the fair value and goodwill for Beatport on a preliminary valuation. This preliminary estimate will likely differ from the final valuation that will be reflected in accounting for the acquisition, and the differences could be material. We have made no adjustments to the fair value of the assets acquired (other than intangible assets) and liabilities assumed. We believe that due to the short term nature of the majority of the assets acquired and liabilities assumed their carrying values as included in the historical financial statements of the acquired entities approximate their fair values. We also engaged an expert to value the assets acquired and liabilities assumed of our acquisitions in 2012. These valuations are final and the results thereof are included in the 2012 actual and unaudited pro forma financial statements.

SFX Entertainment, Inc. and Subsidiaries

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)
($ in 000s, except per share amounts)

  The following table shows the purchase price, preliminary values for assets and liabilities, and calculation of goodwill for the Beatport acquisition as of December 31, 2012, the date of our most recent balance sheet.

Purchase Price Allocation (in 000s, except common share amounts)
Beatport

Cash	$33,400
Contingent Consideration
Common Stock(a)	25,000

Total Purchase Price	$58,400

Net Assets Acquired	$18,802
Liabilities Assumed	(21,955)
Goodwill	38,653
Intangible Assets(b)	22,900

Total Purchase Price Allocation	$58,400

(a)
The following table shows the allocation to common stock and additional paid in capital resulting from the Beatport acquisition, based on 5 million shares issued at an assumed price of $5 per common share, which closed after the date of our most recent balance sheet.

Common stock	$5
Additional paid in capital	$24,995
(b)
Represents the allocation of purchase price to intangible assets of Beatport, excluding the $1,722 book value of any intangible assets reflected on the balance sheet on the date of acquisition. See Note 3 below.
(3)
Intangible Assets—We based the actual and preliminary estimated fair values of the most significant acquired intangible assets on the amount and timing of projected future cash flows associated with the assets. We assigned these intangible assets useful lives ranging from 1 - 7 years based upon a number of factors, including contractual agreements, consumer awareness and economic factors pertaining to the combined company.

The estimates are preliminary and therefore of fair values and weighted-average useful lives of the intangibles assets for the Beatport acquisition will likely differ from the final estimates of fair value and useful lives that will be reflected in accounting for the acquisition, and the differences could be a material. The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors could result in a change to the estimate fair value of these intangible assets and/or the weighted-average useful lives from what we have assumed in these unaudited pro forma condensed combined financial statements. In addition, the combined effect of any such changes could result in a significant increase or decrease to related amortization expense estimates.

The figures set forth below do not reflect the value of any intangible assets to the extent already set forth in the historical financial statements of the acquired entities.

SFX Entertainment, Inc. and Subsidiaries

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)
($ in 000s, except per share amounts)

Intangible Assets ($ in 000s)
						Estimated Useful Life
	LIC	DDP	MMG	Beatport	Total

Fan Database	$1,120	$1,180	$—	$5,000	$7,300	3
Trademarks	3,290	3,180	—	6,900	13,370	7
Management Agreements	—	—	13,600	—	13,600	5
Non Compete Agreements	1,010	259	825	5,000	7,094	5
Intellectual Property	—	—	—	6,000	6,000	3

Total Intangible Assets	$5,420	$4,619	$14,425	$22,900	$47,364

We amortize intangible assets over their estimated useful life. The amortization of intangible assets shown below assumes the assets were acquired on January 1, 2012 and amortized over the period associated with each statement of income. For DDP and LIC, the additional amortization expense for the period ended December 31, 2012 only covers the period prior to their acquisition.

Amortization Expense (in 000s)					Total Amortization Expense
	LIC	DDP	MMG	Beatport

12/31/2012	$610	$420	$2,885	$5,652	$9,567
(4)
Long-Term Debt—On March 15, 2013, we entered into our First Lien Term Loan Facility having a principal amount of $49,500 and bearing a variable interest rate.

In connection with this term loan, our unaudited pro forma condensed combined statement of income includes an adjustment to interest expense, as follows.

Interest on term loan	$4,330
Amortization of original issue discount on term loan	361

Total interest expense	$4,691

(5)
Non-controlling Interests—The MMG acquisition was for the purchase of an 80% ownership stake in MMG. The unaudited pro forma condensed combined financial statements account for the non-controlling interest we did not acquire, calculated as follows.

Calculation of non-controlling interest on the condensed combined statement of income
12/31/2012

Net Income—MMG	$2,598
Net Income Attributable to Non-Controlling Interest—MMG	$520
(6)
Provision for Income Tax—We recorded a pro forma revision during the period due to an overall increase in our deferred tax liability as a result of tax amortization deducted on goodwill. For the year ended December 31, 2012, we recorded a pro forma adjustment to the income tax provision of $1,093 based upon an assumed blended federal/state rate of 2.85%.

(7)
Weighted Average Shares Outstanding—The pro forma weighted average shares outstanding takes into account our common shares outstanding on December 31, 2012 and adds to that amount

SFX Entertainment, Inc. and Subsidiaries

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)
($ in 000s, except per share amounts)

  common shares issued after that date in respect of the Transactions. In each case, we assume that the shares were issued and became outstanding on January 1, 2012.

	Common shares
	December 31, 2012	Cash Consideration for Shares Issued

Common shares outstanding at period end	48,261,027	$32,500
Acquisitions:
Beatport	5,000,000
ID&T	4,000,000
Private placements:
January 8, 2013	2,000,000	10,000
February 22, 2013	2,000,000	10,000
April 1, 2013	1,000,000	10,000

Total	62,261,027	$62,500

(8)
Elimination of Intercompany Revenues—We made adjustments to the unaudited pro forma condensed combined statement of income to eliminate activity between LIC and DDP for the period prior to our acquisition of LIC. From time to time, LIC and DDP have participated and will participate in the promotion and production of certain events. The revenues and costs associated with these events create intercompany amounts that will be eliminated as part of our consolidated financial statements for periods after July 31, 2012, the first date that both LIC and DDP were our consolidated subsidiaries. The adjustments in the unaudited pro forma condensed combined financial statements eliminate the intercompany amounts between the two entities on the same basis for periods prior to that date.

(9)
Other Assets—The unaudited pro forma adjustments to other assets include the following.

Description	Amount

Advance with respect to ID&T JV	$7,500
Investment in ID&T Option	2,500
Stock issued to ID&T (Option & JV)	20,000
Term loan OID	990

Total	$30,990

  The unaudited pro forma condensed combined balance sheet takes in to account the formation and funding of the ID&T JV. On October 30, 2012, we paid $12,500 to ID&T to form a joint venture that will have an exclusive license to use and promote all ID&T brands in North America. On March 15, 2013, the Company advanced ID&T an additional $7,500, which is to be repaid from ID&T's share of the proceeds of the ID&T JV. We own 51% of the ID&T JV and ID&T owns the remaining 49%. The Company recorded the $12,500 payment as an investment in the ID&T JV in its historical financial statements as of December 31, 2012. In addition, we issued 2,000 shares of the Company's common stock valued at $10,000 in connection with our investment in the ID&T JV.

  On March 20, 2013, the Company entered into an option agreement with ID&T (the "ID&T Option") whereby we obtained the right to purchase a 75% interest in ID&T. We paid $2,500 in

SFX Entertainment, Inc. and Subsidiaries

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)
($ in 000s, except per share amounts)

  cash and issued 2,000 shares of the Company's common stock valued at $10,000 to acquire the ID&T Option. Additionally, to exercise the ID&T Option we must relinquish our right to be repaid by ID&T the $7,500 we advanced to ID&T on March 15, 2013, which was to repaid to us from ID&T's future distributions from the ID&T JV.

(10)
Note Payable—$8.5 Million Secured Promissory Note—MMG

  On December 31, 2012, we issued a secured promissory note to Nightlife Holdings, LLC in the principal amount of $8,491, in connection with our acquisition of MMG. On March 15, 2013, we made a payment of $3,000 to Nightlife Holding, LLC and the promissory note was amended and restated to provide that the remaining amount of $5,491, plus interest will be payable on May 15, 2013. This note, as amended and restated, bears interest at the rate of 0.22% per annum.

(11)
Adjustments to Equity—The following table details the pro forma adjustments to additional paid in capital.

Net proceeds from this offering	$100,000
Proceeds from private placements	29,995
Stock issued for ID&T JV and Option	19,996
Shares issued in conjunction with acquisition of Beatport	24,995

Total	$174,986

  The following table details the pro forma adjustments to accumulated equity/(deficit).

Elimination of Beatport stockholders' deficit	3,154

 Selected historical financial information and other data

The following table sets forth the selected historical financial information for SFX Entertainment, Inc. or "SFX" (Successor), and the selected historical financial information for Life in Color or "LIC" (Predecesor). The historical results of operations for SFX, as Successor, for the year ended December 31, 2011 do not reflect any of the operations of LIC, as Predecessor. The historical results of operations for SFX, as Successor, for the year ended December 31, 2012 reflect the operations of LIC only from the date of SFX's acquisition of LIC on July 31, 2012.

We derived the selected historical consolidated financial data for SFX as of and for the years ended December 31, 2011 and 2012 from the audited consolidated financial statements you can find elsewhere in this prospectus. We derived the selected historical consolidated financial data for LIC as of and for the year ended December 31, 2011, as of and for the period from January 1, 2012 and as of July 31, 2012 from the audited consolidated financial statements you can find elsewhere in this prospectus.

You should read these selected financial data in conjunction with the disclosure under "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this prospectus.

Selected historical financial information and other data

	Life in Color (Predecessor)		SFX Entertainment, Inc. (Successor)
Consolidated statement of comprehensive income data (in 000s except per share amounts)	Year ended December 31, 2011	Seven months ended July 31, 2012	Year ended December 31, 2011	Year ended December 31, 2012

Revenue	$9,606	$10,986	$—	$24,815
Total direct costs	(8,572)	(8,219)	—	(23,019)

Gross profit	1,034	2,767	—	1,796
Operating expenses
Selling, general and administrative expenses	(1,142)	(2,323)	(101)	(17,026)
Depreciation and amortization	(41)	(95)	—	(991)
Operating income (loss)	(149)	349	(101)	(16,221)
Interest expense	—	—	—	(34)
Other income (expense)	(9)	13	—	98

Net income (loss) before provision for income taxes	(158)	362	(101)	(16,157)
Provision for income taxes	—		—	67

Net income (loss)	(158)	362	(101)	(16,224)
Less: Net income (loss) attributable to non-controlling interests	—	—	—	—

Net income attributable to SFX Entertainment, Inc.	$(158)	$362	$(101)	$(16,244)

Loss per share—basic and diluted	NA	NA	$—	$(0.44)
Weighted average shares outstanding—basic and diluted	NA	NA	—	37,186

NA—not applicable

	Life in Color (Predecessor)		SFX Entertainment, Inc. (Successor)
Consolidated balance sheet data	December 31, 2011	July 31, 2012	December 31, 2011	December 31, 2012

Cash	$44	$182	$—	$3,675
Working capital	(595)	(835)	(101)	(18,005)
Total assets	1,111	1,615	—	66,567
Deferred revenue	663	830	—	324
Total liabilities	1,727	2,107	101	27,894
Stockholders' equity (deficit)	(616)	(492)	(101)	38,673

 Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, the financial statements for Life in Color, LLC as our predecessor, and related notes appearing elsewhere in this prospectus. Unless we have indicated otherwise, references in this report to "SFX" and "the Company" refer to SFX Entertainment, Inc. and "we," "us" and "our" or similar references refer to SFX Entertainment, Inc., together with its subsidiaries, in each case after giving effect to our recent acquisitions and joint venture. SFX is not the same company as, or in any legal way connected to, SFX Entertainment Inc., which was sold to Clear Channel Communications Inc. in 2000, although the Company and SFX Entertainment Inc. do share similar founders and management teams. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs, and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. See "Risk Factors" and "Forward-Looking Statements."

 OVERVIEW

We believe we are the largest producer of live events and entertainment content focused exclusively on electronic music culture ("EMC"). We view EMC as a generational movement driven by a rapidly developing community of avid followers among the millennial generation. Our mission is to enable this movement by providing our fans with the best possible live experiences, tools for discovery and connectivity with other fans and events. We have significant and growing scale and deep engagement with our fans. The broad appeal of EMC beyond festival attendance is demonstrated by the Tomorrowland festival in Belgium, which has, to date, more than 125 million online views of its official long-form after movies and had 7.9 million live views over YouTube of its 2012 festival. We own the exclusive North American rights to Tomorrowland and have purchased an option to acquire 75% of the company that produces Tomorrowland and other top festivals around the world.

We present leading EMC festivals and events and manage premier EMC venues. These include Sensation, TomorrowWorld, Mysteryland, Q-Dance, Life in Color, LIV and STORY, many of which have more than a decade of history, passionate followers and vibrant social communities. We are continually investing in our festivals and events, including new and exciting creative elements, geographical expansion and new launches to provide the best entertainment experiences in the world for EMC fans. We are also innovating to address the demand from the growing EMC community for music, engaging content and social connectivity between and around live events. A key component of this initiative is Beatport, which is the principal source of music for EMC DJs and a trusted destination for the growing EMC community. Beatport is a vital channel for over 200,000 registered DJs and artists to launch music and connect with fans. In addition, Beatport has a rapidly growing fan community, with approximately 40 million unique visitors in the last year (according to Google Analytics), who primarily use the site to discover and stream music, follow DJs and keep abreast of EMC news, information and events.

We started our business in July 2011 and were incorporated in Delaware in June 2012. Our operations and assets consist almost entirely of businesses that we acquired during 2012 and 2013. These include:

–>
our acquisition on July 31, 2012, of Dayglow LLC and its affiliates, now operating as SFX-LIC Operating LLC ("Life in Color" or "LIC"), which, on a combined basis, is our Predecessor;

Management's discussion and analysis of financial condition and results of operations

–>
our acquisition on June 19, 2012, of Disco Productions, Inc. (now operating as SFX-Disco Operating LLC) ("DDP");

–>
our acquisition on December 31, 2012, of an 80% ownership interest in MMG Nightlife LLC ("MMG");

–>
our acquisition on March 15, 2013 of BEATPORT, LLC ("Beatport"); and

–>
our entry into a joint venture with ID&T Holding B.V. ("ID&T"), in which we own a 51% interest, with ID&T holding the remaining 49% (the "ID&T JV"). Accordingly, we will consolidate the results of operations of the joint venture, which commenced operations in 2013.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We currently generate revenue from ticket sales, concessions of food, beverages and merchandise, promoter and management fees, sponsorships, music sales and advertising. On a pro forma basis for the year ended December 31, 2012, we derived 51.3% of our revenue from live events, including ticket sales, food, beverage and merchandise concessions, single-event sponsorships and promoter and management fees. During the same period, we derived 48.7% from digital music sales.

On a pro forma basis for the year ended December 31, 2012, we generated revenue of $51.0 million from live events, of which $42.3 million, or 82.8%, was from ticket sales and concessions, and $6.2 million, or 12.1% was from other sources, including promoter and management fees. On a pro forma combined basis for the year ended December 31, 2012, we produced and promoted a total of 774 live events, including 10 festivals of greater than 10,000 attendees. Total attendance at our festivals and events was approximately 1.3 million, and we hosted several events weekly at our managed EMC venues attracting another 400,000 attendees. On a pro forma combined basis, our live events had a gross margin of 18.5%.

In the medium and long term, we anticipate meaningful growth in our live event revenue, primarily due to growing the number of large festivals in North America and increasing the total number of attendees at such festivals and other events. Our ID&T JV will produce the TomorrowWorld festival outside of Atlanta in September 2013, and plans to hold Sensation events in at least five North American cities as well as several Q-Dance events in 2013, and introduce Mysteryland and other festivals in the future. While there was no revenue contribution from the ID&T JV in 2012, we expect it to be a significant contributor to revenue going forward. We also expect to derive a growing portion of our revenue from expanding our EMC festival and event footprint internationally and the development of additional revenue streams.

A small portion of our live event revenue in 2012 was derived from the sale of food, beverages and merchandise. For indoor festival events, the venue owner typically retains any revenue attributable to food and beverage sales; however, for outdoor festivals we generally operate the concessions and retain the food and beverage revenue. In the medium to long term, we expect continued growth in live event attendance, in particular large-scale outdoor festivals, to drive meaningful growth in food and beverage revenue.

We expect the gross margin for our live events to increase in the near term through the benefits of scale in our business and a higher proportion of large-scale and produced events. In addition, we expect to continue our strategy of acquiring live event production companies in 2013 and beyond, which would increase our live event revenue.

On a pro forma basis for the year ended December 31, 2012, we generated $48.5 million in revenue from music sales with a gross margin of 31.1%. The majority of our music revenue is derived from the

Management's discussion and analysis of financial condition and results of operations sale of professional quality uncompressed audio files via Beatport, which DJs require for production and performance. We believe that in the near and medium term, revenue from our online properties, including Beatport, will experience significant growth as we introduce new content, product and access offerings to address growing demand within the EMC community.

BASIS AND PRESENTATION

Our acquisition of DDP and LIC were negotiated simultaneously, with DDP closing only six weeks prior to the LIC acquisition. Since LIC and DDP were acquired so contemporaneously, we focused on the core operations of each company as well as the purchase price in the respective transaction to determine which company we should treat as our predecessor company. LIC's historical operations as a producer of live EMC events and festivals are more representative of the core operations around which we are building our global EMC business. The purchase price for LIC totaled $12.1 million. DDP's historical operations were more heavily focused on the promotion of live EMC events to the exclusion of large-scale festivals. The purchase price for DDP totaled $9.0 million. Upon review of these facts and discussions with our advisors, we determined that LIC was our predecessor company.

Based on the current status of our corporate evolution and our designation of LIC as our predecessor company, we have presented Management's Discussion and Analysis of Financial Condition and Results of Operations as follows:

(1)
a discussion of the results of operations of our Predecessor, LIC, for the seven months ended July 31, 2012, (Last Day of Operations of our Predecessor) and the nine months ended September 30, 2011;

(2)
a discussion of the results of operations of our Predecessor, LIC, for each of the years ended December 31, 2011, and December 31, 2010;

(3)
a discussion of the results of operations of SFX Entertainment, Inc. and subsidiaries (the "Registrant") for the year ended December 31, 2012;

(4)
a discussion of the results of operations of the Registrant for the period from July 7, 2011 (Inception) through December 31, 2011; and

(5)
a discussion of the financial condition of the Registrant.

PREDECESSOR

On July 31, 2012, we acquired our Predecessor and Advanced Concert Productions LLC. At the time of this transaction, our Predecessor was a promoter and organizer of branded events that featured live DJs, acrobatic acts and "paint blasts," during which participants were sprayed with colorful, harmless paint to provide a more interactive experience. Advanced Concert Productions LLC was the production company for our Predecessor's live events.

Our Predecessor principally derived its revenue from ticket sales to events that it promoted and produced and recognized this revenue at the time the event occurred. When our Predecessor acted as the principal promoter of an event and took on the risks and rewards of such event, it recognized the gross revenue from ticket sales. When it acted as agent and did not bear the risks of such event, it recognized only its net share of revenue.

Our Predecessor's principal costs of generating revenue were direct operating expenses associated with the promotion and production of events, including venue costs, artist performance fees, travel expenses, show-specific advertising and marketing, ticketing processing fees, and other show-related production expenses.

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS—PREDECESSOR

Seven months ended July 31, 2012 (last day of operations of our Predecessor) and the nine months ended September 30, 2011

Revenue

Our Predecessor's revenue increased by $4.7 million, or 75.0%, to $11.0 million for the seven months ended July 31, 2012 from $6.3 million for the nine months ended September 30, 2011. The increase in revenue is primarily attributable to increases in the number of events, attendees per event, and average ticket price earned per attendee. Our Predecessor generated $9.9 million in ticket revenue (89.9% of total revenue), $0.5 million in licensing fees (4.6% of total revenue), and $0.6 million in other revenue (5.5% of total revenue) for the seven months ended July 31, 2012.

The number of events during the seven months ended July 31, 2012 increased to 90 from 51 events for the nine months ended September 30, 2011 due to new market penetration. Total attendance increased to approximately 236,773 for the seven months ended July 31, 2012, from 163,299 for the nine months ended September 30, 2011, an increase of 73,474, or 45.0%, due to an increasing number of events.

Direct operating expenses

Our Predecessor's direct operating expenses increased by $3.3 million, or 68.7%, to $8.2 million for the seven months ended July 31, 2012 from $4.9 million for the nine months ended September 30, 2011. The increase in direct operating expenses is primarily attributable to increases in production and venue costs of $1.7 million, artist and talent costs of $0.7 million, and promotional costs of $0.7 million associated with the increased number of events.

Selling, general, and administrative expenses

Our Predecessor's selling, general, and administrative expenses increased by $1.7 million, or 283.3%, to $2.3 million for the seven months ended July 31, 2012 from $0.6 million for the nine months ended September 30, 2011. The increase is primarily attributable to increases in professional services fees of $0.8 million incurred in conjunction with the sale of our Predecessor to us and an increase in payroll expense of $0.4 million due to increased headcount.

Depreciation and amortization

Our Predecessor's depreciation and amortization increased by $0.1 million for the seven months ended July 31, 2012 compared to the nine months ended September 30, 2011. The increase resulted from additions of approximately $0.4 million in property, plant and equipment.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

Our Predecessor's revenue increased by $8.5 million, or 749.3%, to $9.6 million for the year ended December 31, 2011 from $1.1 million for the year ended December 31, 2010. This increase is primarily attributable to an increase in the size and number of events as well as increased attendance at its events. Our Predecessor entered new markets and hosted larger capacity events in key cities during 2011. Our Predecessor hosted 75 events in 2011.

Our Predecessor generated $9.3 million in ticket revenue (96.7% of total revenue), and $0.1 million in licensing fees (1.2% of total revenue) for the year ended December 31, 2011.

Management's discussion and analysis of financial condition and results of operations

Direct operating expenses

Our Predecessor's direct operating expenses increased by $7.7 million, or 928.6%, to $8.6 million for the year ended December 31, 2011 from $0.8 million for the year ended December 31, 2010. The increase in direct operating expenses is primarily attributable to increases in production and venue costs of $5.3 million, artist and talent costs of $1.2 million, and promotional costs of $0.7 million associated with the increased number of events.

Selling, general, and administrative expenses

Our Predecessor's selling, general, and administrative expenses increased by $0.9 million, or 355.4%, to $1.1 million for the year ended December 31, 2011 from $0.3 million for the year ended December 31, 2010. The increase is primarily attributable to increases in payroll of $0.6 million, reflecting headcount additions associated with corporate growth as our Predecessor increased its number of events in the year ended December 31, 2011.

Other expenses (income)

Other expenses totaled $0.008 million for the year ended December 31, 2011 compared to other income of $0.025 million for the year ended December 31, 2010. In 2010, other income included a gain on the forgiveness of a loan totaling $0.021 million, which was the primary driver of the year over year change.

RESULTS OF OPERATIONS—SUCCESSOR

We started our business on July 7, 2011, and we did not have any significant operations in the year ended December 31, 2011. As such, we have not provided a comparison of our results of operations for the year ended December 31, 2012 to 2011 because such a comparison would not be meaningful.

Year ended December 31, 2012

Our unaudited condensed consolidated financial statements for the year ended December 31, 2012 include costs associated with our formation and startup costs, costs associated with identifying and evaluating our initial target acquisitions, and the results of operations for DDP beginning on June 20, 2012 and for LIC beginning on August 1, 2012, the day after their respective dates of acquisition.

Revenue

Revenue for the year ended December 31, 2012 totaled $24.8 million. This revenue was generated primarily from ticket sales related to the festivals and events that were produced and promoted by two of our acquired entities, DDP and LIC, after we acquired them. LIC hosted 52 events from August 1 to December 31, 2012, which contributed $10.1 million in revenue. DDP produced and promoted 299 club shows and ten music festivals from June 20 to December 31, 2012, resulting in approximately $14.7 million of revenue.

For the year ended December 31, 2012, we generated $23.1 million in ticket revenue (93.1% of total revenue), and $0.3 million in sponsorship income (1.2% of total revenue).

Musical talent costs

Musical talent costs consist of fees paid to performing artists at festivals and venues. Musical talent costs for the year ended December 31, 2012 totaled $8.0 million. DDP incurred approximately $6.5 million and LIC incurred approximately $1.5 million of such costs, respectively.

Management's discussion and analysis of financial condition and results of operations

Production costs

Production costs for the year ended December 31, 2012 totaled $15.0 million. Production costs consist of costs incurred to produce events, including crew and material costs associated with staging and construction, venue costs, promotional, merchandising and travel costs. Production costs incurred by LIC in connection with the 52 events produced since the time of LIC's acquisition by us totaled $7.4 million. Production costs incurred by DDP in connection with events produced and/or promoted since the time of DDP's acquisition by us totaled $7.7 million.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 totaled $1.0 million and was associated with property, plant and equipment additions with depreciable lives ranging from three to seven years. Amortization expense represents the amortization of intangible assets from the date of acquisition through December 31, 2012 related to the businesses of LIC and DDP.

Selling, general, and administrative expenses

Selling, general, and administrative expenses for the year ended December 31, 2012 totaled $17.0 million, of which $8.2 million included legal, accounting, and advisory fees incurred primarily in connection with our formation and the evaluation and negotiation of acquisitions. In addition, selling general and administrative expenses included $2.2 million of non-cash stock based compensation expense and $2.3 million of salary expense.

Provision for Income Taxes

Provision for income taxes of $0.1 million resulted primarily from deferred taxes related to timing differences offset by a valuation allowance.

The period from July 7, 2011 (inception) through December 31, 2011

General and administrative expenses

We incurred expenses of $0.1 million for the period from July 7, 2011 (Inception) through December 31, 2011. These expenses were primarily legal expenses incurred in connection with our formation. We incurred no expenses for the year ended December 31, 2010 as we did not begin operations until July 2011.

FINANCIAL CONDITION—SUCCESSOR

Liquidity and capital resources

We have funded our operations from July 7, 2011 (Inception) through April 3, 2013, including our acquisitions, with $62.5 million in net proceeds raised from the issuance of equity and $49.5 million of debt incurred.

As of December 31, 2012, we had cash and cash equivalents totaling $3.7 million.

On December 31, 2012, we issued a promissory note to Robert F.X. Sillerman in the principal amount of $7.0 million. The note's interest rate was 9% per annum and had a maturity date of March 31, 2013. As of April 3, 2013, the promissory note was fully repaid.

On December 31, 2012, we acquired certain assets and liabilities of MMG for $16.9 million. The purchase price comprised $5.0 million in cash, a 0.24% promissory note in the principal amount of

Management's discussion and analysis of financial condition and results of operations

$8.5 million, having a maturity date of February 28, 2013, and $3.4 million in our common stock valued at $5.00 per share. On March 15, 2013, we made a payment of $3.0 million to MMG and the promissory note was amended and restated to provide that the remaining amount of $5.5 million plus interest will mature and be payable on May 15, 2013.

On January 8, 2013, we closed a private placement transaction with an investor in which we issued 2,000,000 shares of common stock at a price per share of $5.00 for $10.0 million in net proceeds.

On February 22, 2013, we closed a private placement transaction with an investor in which we issued 2,000,000 shares of common stock at a price per share of $5.00 for $10.0 million in net proceeds.

On March 15, 2013, we acquired Beatport in a merger transaction for $58.4 million, consisting of $33.4 million in cash and $25.0 million in our stock valued at $5 per share.

On March 20, 2013, we entered into an option agreement with ID&T (the "ID&T Option") whereby we obtained the right to purchase a 75% interest in ID&T. We paid $2.5 million in cash and issued 2,000,000 shares of our common stock to acquire the ID&T Option. The exercise price of the ID&T Option is $40.0 million in cash. Additionally, to exercise the ID&T Option we must relinquish our right to be repaid by ID&T the $7.5 million we advanced to ID&T on March 15, 2013, which was to be repaid to us from ID&T's future distributions from the ID&T JV.

On April 1, 2013, we closed a private placement transaction with investors in which we issued 1,000,000 shares of common stock at a price per share of $10.00 for an aggregate purchase price of $10.0 million.

First lien term loan facility

On March 15, 2013, certain of our subsidiaries entered into a $49.5 million term loan facility (the "First Lien Term Loan Facility") with Barclays Bank PLC as administrative agent and Barclays Bank PLC, UBS Securities LLC, and Jefferies Group LLC as lenders. The borrower under the First Lien Term Loan Facility is our indirect, wholly-owned subsidiary SFX Intermediate Holdco II LLC (the "Borrower). The First Lien Term Loan Facility is guaranteed by SFX Intermediate Holdco I LLC, the immediate parent company of the Borrower ("Holdings"), the Borrower, LIC, Pita I, LLC, Beatport, Beatport Japan, LLC, SFX-Nightlife Operating LLC, SFX-IDT N.A. Holding LLC, the ID&T JV, ID&T/SFX Q-Dance LLC, ID&T/SFX Sensation LLC, ID&T/SFX Mysteryland LLC, ID&T/SFX TomorrowWorld LLC and all of Holdings' future subsidiaries (the "Guarantors"), and by Mr. Sillerman as further described below. The First Lien Term Loan Facility is secured by a first-priority security interest in all the existing and future assets of the Borrower and the Guarantors.

Mr. Sillerman entered into a guarantee agreement (the "Sillerman Guarantee") with Barclays Bank PLC, as collateral agent for the benefit of the other lender parties, in which he personally guaranteed all our obligations under the First Lien Term Loan Facility.

Borrowings under the First Lien Term Loan Facility bear interest, at the Borrower's option, at a rate per annum equal to either (a) (i) a rate per annum equal to the highest of (1) the rate of interest per annum publicly announced from time to time by the Administrative Agent under the First Lien Term Loan Facility as its prime rate in effect on such day at its principal office in New York City, (2) (x) the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published by the Federal Reserve Bank of New York on the business day next succeeding such day plus (y) 0.50%, (3) (x) a rate per annum equal to (I) the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR) for deposits in U.S. dollars being delivered in the London interbank market for a one-month term, determined by the

Management's discussion and analysis of financial condition and results of operations

Administrative Agent under the First Lien Term Loan Facility as of approximately 11:00 a.m. (London, England time) two Business Days prior to the applicable borrowing or conversion date divided by (II) one minus the applicable reserve percentage (with a rate floor of 1.25% per annum) plus (y) 1.00% and (4) 2.25% per annum, plus (ii) 6.50% per annum or (b) (i) a rate per annum equal to (1) for each one, two, three or six month (or if agreed to by all the lenders under the First Lien Term Loan Facility, nine or twelve months) interest period as selected by the Borrower, the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR01 page) for deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period in U.S. dollars, determined by the Administrative Agent under the First Lien Term Loan Facility as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such interest period divided by (2) one minus the applicable reserve percentage (with a rate floor of 1.25% per annum) plus (ii) 7.50% per annum. Upon the occurrence and during the continuance of any Event of Default under the First Lien Term Loan Facility, all outstanding borrowings thereunder will automatically bear interest at a rate per annum equal to the applicable interest rate plus 2.00% per annum.

The First Lien Term Loan Facility matures on September 15, 2014, provided that the maturity date will be extended to March 13, 2015 if we contribute to the Borrower at least $50.0 million of proceeds from our initial public offering (so long as we raise net proceeds of at least $100 million) and the Borrower uses such proceeds to make a prepayment equal to at least 50.0% of the borrowings then outstanding under the First Lien Term Loan Facility.

The Borrower may prepay the First Lien Term Loan Facility at any time without penalty, subject to breakage costs. The Borrower is also required to make prepayments (subject to certain basket amounts and exceptions) (collectively, the "Mandatory Prepayments") equal to:

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75.0% of the annual excess cash flow of Holdings and its subsidiaries for the year-ended December 31, 2013;

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100% of the net proceeds from certain asset sales, casualty events, and debt issuances, by Holdings and its subsidiaries; and

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30.0% of the outstanding borrowings within 60 days of the date Mr. Sillerman either announces he will not serve as our chairman, president, chief executive officer, or equivalent officer, ceases serving as our chairman, president, chief executive officer, or equivalent officer, or is incapable of serving as our chairman, president, chief executive officer, or equivalent officer.

The First Lien Term Loan Facility includes customary affirmative covenants, subject to certain materiality thresholds and exceptions, including covenants to deliver certain information and notices; preservation of existence; compliance with laws; payment of obligations; maintenance of properties; maintenance of insurance; keeping of books and records; limitations on use of proceeds under the First Lien Term Loan Facility; and requirements to join future subsidiaries of Holdings as guarantors and secured parties. The First Lien Term Loan Facility includes customary restrictive covenants, subject to certain materiality thresholds and exceptions, including covenants limiting the Borrower and the loan parties' ability to

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incur certain types of indebtedness and liens;

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merge with, make an investment in or acquire property or assets of another company;

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make capital expenditures;

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pay dividends;

Management's discussion and analysis of financial condition and results of operations

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repurchase shares of our outstanding stock;

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a negative pledge;

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modifying certain documents;

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make loans;

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dispose of assets;

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prepay the principal on other indebtedness;

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liquidate, wind up or dissolve; or

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enter into certain transactions with affiliates.

The First Lien Term Loan Facility does not include any financial covenants.

The First Lien Term Loan Facility includes customary events of default, subject to certain materiality thresholds and cure periods, including: the Sillerman Guarantee ceasing to be in full force and effect or Mr. Sillerman breaching any material term of the Sillerman Guarantee; or a change in control occurring. A change in control is defined in the First Lien Term Loan Facility to include the occurrence of any of the following: (i) Holdings ceases to be wholly-owned directly or indirectly, by us or Borrower ceases be directly wholly-owned by Holdings; (ii) at any time prior to our initial public offering (so long as we raise net proceeds of at least $100 million) and for any reason whatsoever, Mr. Sillerman and certain affiliates and senior management cease to own, directly or indirectly, at least 40% of our outstanding voting equity or any "person" or "group" own a greater percentage of our voting equity than beneficially owned by Mr. Sillerman and certain affiliates and senior management; (iii) at any time after our initial public offering (so long as we raise net proceeds of at least $100 million) and for any reason whatsoever, Mr. Sillerman and certain affiliates cease to own, directly or indirectly, at least 30% of our outstanding voting equity or any "person" or "group" other than Mr. Sillerman and certain affiliates and senior management beneficially own a greater percentage of our voting equity than beneficially owned by Mr. Sillerman and certain affiliates and senior management; or (iv) the majority of the seats (other than vacant seats) on our board of directors cease to be occupied by persons who either were members of our board of directors on March 15, 2013 or were nominated for election by a majority of our board of directors who were directors at the time of the closing of the First Lien Term Loan Facility or whose election or nomination for election was previously approved by a majority of such directors.

Based on our current business plan, we believe that the combination of our current sources of liquidity, the proceeds from private sales of our common stock, the proceeds from this offering, and our lines of credit under the First Lien Term Loan Facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

We intend to continue to acquire additional companies in the live events and consumer Internet industries, and we are currently in the process of exploring a variety of financing options in conjunction with consummating further acquisitions. There can be no assurance that we will be able to successfully raise the capital required to complete future acquisitions.

If our current estimates of revenue, expenses or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, or arrange debt financing. In addition, we may seek additional financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

Management's discussion and analysis of financial condition and results of operations

Cash flows

Cash flows from operating activities

Cash used in operating activities totaled $5.1 million for the year ended December 31, 2012 and were principally attributable to the operations of DDP and LIC, whose results have been included since their respective dates of acquisition in 2012 and corporate overhead. The principal driver of this was our net loss of $16.2 million, partially offset by non-cash expense of $2.2 million plus changes in our working capital of $6.8 million.

No cash was used by operating activities for the period from July 7, 2011 (Inception) to December 31, 2011. While we incurred legal expenses of $0.1 million in conjunction with our formation during this period, the expenses were accrued at December 31, 2011 and not settled in cash until the following year. We incurred no expenses in 2010, as we did not begin operations until July 2011.

Cash flows from investing activities

Cash used by investing activities totaled $30.7 million for the year ended December 30, 2012. Cash totaling $17.6 million was used to fund the purchase of our three acquisitions in 2012, DDP, MMG and LIC, and $0.6 million was used to fund the purchase of equipment used in the production of events. $12.5 million was used to fund our investment in the ID&T JV. While we began operations in July 2011, we had no financial activity for the period from July 7, 2011 (Inception) to September 30, 2011.

There was no cash used in investing activities for the period from July 7, 2011 (Inception) to December 31, 2011.

Cash flows from financing activities

Cash provided by financing activities for the year ended December 31, 2012 totaled $39.5 million, and was comprised of the net proceeds from the issuance of our common stock of $32.5 million and proceeds from notes payable of $7.0 million.

There was no cash used for financing activities for the period from July 7, 2011 (Inception) to December 31, 2011.

Capital expenditures

Our capital expenditures for the year ended December 31, 2012 was $0.6 million for the companies that we owned as of December 31, 2012.

Contractual and commercial commitments

Our contractual obligations as of December 31, 2012 were as follows ($ in table and footnotes in 000s).

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Notes payable, MMG(a)	$8,491	$8,491	$—	$—	$—
Note payable, Mr. Sillerman(b)	7,000	7,000	—	—	—
Operating leases(c)	1,941	803	1,138	—	—
Other long term obligations(d)	2,313	—	2,313	—	—

Total	$78,810	$20,445	$58,365	$—	$—

(a)
We executed this note with the former shareholders of MMG as part of our acquisition of MMG at December 31, 2012. We paid $3,000 of this Note on March 15, 2013. The remaining $5,491 of this Note accrues interest at a 0.22% rate and is due to be paid by May 15, 2013.

Management's discussion and analysis of financial condition and results of operations

(c)
We borrowed $7,000 from our Chief Executive Officer, Mr. Sillerman. This note was payable March 31, 2013 and has since been repaid in full.

(c)
The operating leases include the Company's corporate headquarters in New York, LIC's corporate office and operating lease warehouse facility in Florida and DDP's corporate office in North Carolina.

(d)
Other long term obligations includes contingent consideration potentially payable the former owners of Nightlife Holdings LLC. The amount disclosed in the table is based on projected 2014 Adjusted EBITDA.

The above table does not reflect any amounts owing or payable under our First Lien Term Loan Facility, which we entered into on March 15, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, we identified the following material weaknesses in our internal control over financial reporting.

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A lack of contemporaneous documentation in connection with awards of stock based compensation. This resulted in treating certain awards informally communicated to recipients in 2012 as having been granted in 2013 for accounting purposes.

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Improperly characterizing certain acquisition transactions as having closed prior to the Company obtaining the control necessary for such a characterization. These acquisition transactions subsequently failed to close.

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An unusually large amount of closing adjustments in connection with the 2012 audit, primarily in respect of accruals, cut offs and purchase accounting; in addition, certain significant transactions were not accounted for properly. We believe that this was related, in part, to a lack of sufficient staff with appropriate training in GAAP and SEC rules and regulations with respect to financial reporting functions, as well as the lack of robust accounting systems.

In addition, the auditors for our Predecessor, DDP and MMG have identified a material weakness in the internal controls of each of these businesses that relates to the proper application of accrual based accounting under GAAP.

We believe that measures we have already implemented, and additional measures we expect to implement in the future, will remediate these material weaknesses in our internal control over financial reporting and in the internal controls of our acquired businesses. To date, we have taken, or in the process of taking, the following actions.

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Adding new accounting and financial personnel, both as senior managers and as junior staff. To date, we have hired several senior members of our accounting and finance team, including hiring a new Chief Financial Officer with over 20 years of experience in finance and capital markets, a Chief Accounting Officer with over 30 years of financial management and audit experience and a corporate treasurer with 25 years of relevant experience. We intend to hire additional experienced personnel to work as senior members of our accounting team and have also hired or will hire several staff accountants to work both at the corporate level and at our acquired businesses.

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Engaging the services of an accounting controls expert with over 40 years of accounting experience, including 22 years as controller of a music publishing company. This individual is acting as a consultant to assist us in analyzing and implementing controls and processes at our

Management's discussion and analysis of financial condition and results of operations acquired companies and to review our operations and make recommendations regarding systems and procedures.

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Engaging an accounting firm to provide an outsourced internal audit function, with a view to providing internal control procedure recommendations and support for documenting our compliance with Sarbanes-Oxley.

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Hiring a general counsel and an associate general counsel and appointing a full board of directors that includes a compensation committee and independent compensation expert and that has a formal policy regarding the issuance of stock based compensation.

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Implementing improvements to our closing procedures and consolidation processes and improvements to our accounting software as it relates to accounts payable. We have also purchased an enterprise-wide accounting system that we plan to implement during the course of 2013, including at acquired companies.

We plan to continue to evaluate our internal controls and make enhancements as appropriate. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. See "Risk Factors—We have identified material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods."

Notwithstanding these material weaknesses, we believe that our consolidated financial statements included elsewhere in this prospectus fairly represent our consolidated financial position as of, and our consolidated results of operations for the year ended December 31, 2012.

Off-balance sheet arrangements

We had no off-balance sheet arrangements or guarantees of third party obligations at December 31, 2012 and 2011.

QUARTERLY TRENDS

We anticipate that our results of operations will vary from quarter to quarter. We expect most of our largest festivals and events to occur outdoors primarily from May through September. As such, we expect our revenues from these events to be higher during the second and third quarters, and lower in the first and fourth quarters. Further, because we expect to conduct a limited number of large festivals and events, small variations in this number from quarter to quarter can cause our revenue and net income to vary significantly for reasons that may be unrelated to the performance of our core business. Furthermore, the venues our MMG business manages generally have higher revenue during the fourth and first quarters as a result of higher travel to Miami during the December holidays, as well as the Winter Music Conference in March. We believe our financial results and cash needs will vary significantly from quarter to quarter depending on, among other things, the timing of EMC festivals and events that are held outdoors, cancellations, ticket on-sales, capital expenditures, seasonal and other fluctuations in our business activity, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets,

Management's discussion and analysis of financial condition and results of operations liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material.

Our significant accounting policies are discussed in Note 1 of our consolidated financial statements. We believe that the following are the most critical to understanding and evaluating our reported financial results. We have reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Revenue recognition

Revenue from festivals and events are recognized when the performance occurs. Ticket sales and any sponsorship revenue collected in advance of an event date are recorded as deferred revenue.

The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenue and related costs or the net revenue. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenue or losses on a net basis.

Allowances for doubtful accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, our management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. In cases where we become aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected October 31 as the date to perform our annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of our goodwill, we make assumptions regarding our estimated future cash flows to determine the fair value of our business. If our estimates

Management's discussion and analysis of financial condition and results of operations or related assumptions change in the future, we may be required to record impairment loss related to our goodwill. We have not recognized any goodwill impairments since our inception.

Impairment of long-lived assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We have not recognized any impairment of long-lived assets to date.

Income taxes

We account for our income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities as well as any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments, and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary market risk exposure is in the area of interest rate risk. We incur interest expense on borrowing outstanding under the First Lien Term Loan Facility. The First Lien Term Loan Facility has variable interest rates.

Borrowings under the First Lien Term Loan Facility bear interest, at the Borrower's option, at a rate per annum equal to either (a) (i) a rate per annum equal to the highest of (1) the rate of interest per annum publicly announced from time to time by the Administrative Agent under the First Lien Term Loan Facility as its prime rate in effect on such day at its principal office in New York City, (2) (x) the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published by the Federal Reserve Bank of New

Management's discussion and analysis of financial condition and results of operations

York on the business day next succeeding such day plus (y) 0.50%, (3) (x) a rate per annum equal to (I) the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR01 page) for deposits in U.S. dollars being delivered in the London interbank market for a one-month term, determined by the Administrative Agent under the First Lien Term Loan Facility as of approximately 11:00 a.m. (London, England time) two Business Days prior to the applicable borrowing or conversion date divided by (II) one minus the applicable reserve percentage (with a rate floor of 1.25% per annum) plus (y) 1.00% and (4) 2.25% per annum, plus (ii) 6.50% per annum or (b) (i) a rate per annum equal to (1) for each one, two, three or six month (or if agreed to by all the lenders under the First Lien Term Loan Facility, nine or twelve months) interest period as selected by the Borrower, the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR01 page) for deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period in U.S. dollars, determined by the Administrative Agent under the First Lien Term Loan Facility as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such interest period divided by (2) one minus the applicable reserve percentage (with a rate floor of 1.25% per annum) plus (ii) 7.50% per annum.

As of March 31, 2013, the interest rate was 9.75%. Based on our borrowings at March 31, 2013, assuming a 1% increase over such 9.75%, our annual interest cost would increase $0.5 million.

Our operations, at this time, are not subject to risks of material foreign currency fluctuations, nor do we use derivative financial instruments in our investment practices. We place our marketable investments in instruments that meet high credit quality standards. As our operations expand globally, we may become exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in foreign exchange prices. At March 31, 2013, we were not a party to any derivative financial instruments.

RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS

On April 5, 2012, the JOBS Act became law, modifying regulations on capital raising efforts for companies defined as emerging growth companies and expanding opportunities for raising private capital. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, "Testing Goodwill for Impairment" that amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, but early adoption is permitted. Such guidance will be applicable to any such interim or annual impairment assessments performed after January 1, 2012.

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INTRODUCTION

We believe we are the largest producer of live events and entertainment content focused exclusively on electronic music culture ("EMC"). We view EMC as a generational movement driven by a rapidly developing community of avid followers among the millennial generation. Our mission is to enable this movement by providing our fans with the best possible live experiences, tools for discovery and connectivity with other fans and events. We have significant and growing scale and deep engagement with our fans. The broad appeal of EMC beyond festival attendance is demonstrated by the Tomorrowland festival in Belgium, which has, to date, more than 125 million online views of its official long-form after movies and had 7.9 million live views over YouTube of its 2012 festival. We own the exclusive North American rights to Tomorrowland and have purchased an option to acquire 75% of the company that produces Tomorrowland and other top festivals around the world.

We present leading EMC festivals and events and manage premier EMC venues. These include Sensation, TomorrowWorld, Mysteryland, Q-Dance, Life in Color, LIV and STORY, many of which have more than a decade of history, passionate followers and vibrant social communities. We are continually investing in our festivals and events, including new and exciting creative elements, geographical expansion and new launches to provide the best entertainment experiences in the world for EMC fans. We are also innovating to address the demand from the growing EMC community for music, engaging content and social connectivity between and around live events. A key component of this initiative is Beatport, which is the principal source of music for EMC DJs and a trusted destination for the growing EMC community. Beatport is a vital channel for over 200,000 registered DJs and artists to launch music and connect with fans. In addition, Beatport has a rapidly growing fan community, with approximately 40 million unique visitors in the last year (according to Google Analytics), who primarily use the site to discover and stream music, follow DJs and keep abreast of EMC news, information and events.

We believe the global market for electronic dance music was approximately $4.0 billion in 2012, based on industry sources. Electronic music has a history of over 20 years of mainstream popularity in Europe and has more recently evolved into a widely followed genre of music in the United States and other international markets. Total attendance at what are currently the five largest U.S. EMC festivals grew 41% annually from 2007 to 2012 (although there is no guarantee that this growth rate will continue in the future). This compares to 2% annual revenue growth for the overall North American concert market during the same time period, according to industry sources. Further reflecting this trend, in 2012 the National Academy of Recording Arts and Sciences added a Dance/Electronic category for the Grammy Awards, Billboard launched a Dance/Electronic chart, and in February 2013, a Dance/Electronic song reached #1 on the Billboard Hot 100 chart for the first time. EMC festivals and events typically feature many different artists and DJs as well as elaborate sets, lighting and special effects centered on different creative themes. These festivals and events have become highly experiential and social happenings that are enjoyed by thousands of fans. These experiences, further propelled via social media and shared by millions of fans globally, are at the heart of the generational movement that is EMC.

We were founded by Robert F.X. Sillerman and several members of the senior management team of the original SFX Entertainment Inc. Mr. Sillerman and his team created one of the world's largest live entertainment companies by completing and integrating over 40 acquisitions. Our senior management team has extensive global experience in entertainment, consumer internet and music-related businesses, including working with creative talent, producing and promoting live events and acquiring and integrating companies. Our team also includes a new generation of promoters, producers and

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executives who are innovators and leaders in the EMC community with established businesses and experience in creating spectacular events that host tens of thousands of people. These team members are generally managers or former owners of our acquired companies and partnerships who received equity in SFX as consideration when we acquired their businesses.

Our market is characterized by a high degree of ownership fragmentation. We believe the market is well positioned for consolidation, which will allow us to bring our fans more and better EMC experiences while preserving the unique identities of these events. We have a disciplined acquisition strategy that utilizes our significant in-house expertise and experience to identify, evaluate and integrate acquisitions. We implement best practices across acquired companies and provide active business development, managerial support and financial discipline to achieve operational efficiencies.

We have acquired or formed the following businesses in pursuit of this strategy.

Business	Ownership	Description

BEATPORT, LLC "Beatport"	100%	Principal online resource and destination for EMC DJs and enthusiasts, offering music for purchase in multiple downloadable formats, including uncompressed, high quality audio files, and providing unique music discovery tools for DJs and fans.

Disco Donnie Presents "DDP"	100%	One of the original and most prolific promoters of EMC events in North America, including ownership interests in large festivals.

ID&T North America JV "ID&T JV"	51%	Exclusive owner of North American rights to all festival brands operated by ID&T, including Sensation, TomorrowWorld, Mysteryland and Q-Dance, among others.

Life in Color "LIC"	100%	Promoter and organizer of branded events that feature live music by DJs, acrobatic acts and "paint blasts."

MMG Nightlife LLC "MMG"	80%	Management company that manages some of the most popular EMC venues in South Beach, Florida including LIV, STORY and Arkadia under multi-year, exclusive contracts.

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In addition, we have preliminarily agreed to basic terms or are in advanced discussions for the following potential acquisitions.

Business	Description

ID&T	We currently hold an option to acquire a 75% interest in ID&T's business worldwide. ID&T is one of the world's largest producers of EMC festivals, including Tomorrowland, Mysteryland, Sensation, Q-Dance, B2S and Defqon.1 with combined 2012 attendance of approximately 1 million.

i-Motion	Leading promoter of EMC festivals and events, including Nature One, Germany's largest EMC festival, with 2012 attendance of approximately 56,000.

Made Event	Producer of Electric Zoo, a highly popular annual EMC festival held in New York City at Randall's Island Park, with 2012 attendance of approximately 110,000.

Plus Talent	Brazil-based talent manager and promoter of electronic music artists and events, including Paradise Weekend and Dream Valley Festival with combined 2012 attendance of 42,000.

React Presents	Producer and promoter of live events in the Midwest, including three large-scale festival productions, North Coast Music Festival, Summer Set Music & Camping Festival and Spring Awakening Music Festival, with combined 2012 attendance of approximately 120,000. React also manages The MID, a premiere EMC venue in Chicago.

Totem Onelove	Producer of EMC events in Australia, including Stereosonic, a five city touring festival held annually in Adelaide, Brisbane, Melbourne, Perth and Sydney that in 2012 had attendance of approximately 195,000.

Paylogic	51% interest in a new North American ticketing venture with Paylogic, currently operating only in Europe.

We do not believe these acquisitions currently qualify as probable because, in each case, there is no binding obligation to consummate the acquisition and completion of the acquisition is subject to substantial contingencies, including such things as the negotiation of definitive documentation, approval of the transaction by our board of directors and the board of directors of the target and our satisfactory completion of due diligence. In our experience, acquisitions in our industry frequently fail to be consummated at this stage of negotiation, and we caution you that we may not complete the acquisition of any of the businesses listed above. In addition to these potential transactions, we continue to evaluate other possible acquisition targets consistent with our strategic goals. We describe our acquisition strategy and our completed acquisitions in greater detail under "Business—Our History and Acquisitions."

Currently, we generate revenue from ticket sales, concessions of food, beverage and merchandise, sponsorships, online advertising, promoter fees, management fees and music sales. On a pro forma basis for our completed acquisitions, we generated revenue of $99.5 million and Adjusted EBITDA of $(9.9) million and incurred net losses of $31.3 million in 2012.

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 COMPETITIVE STRENGTHS

We believe we are the largest company exclusively focused on the EMC community, with innovative festivals, live events, and premier managed venues as well as a large and growing community of EMC followers and key influencers around the world.

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History of creativity and innovation.    We create and produce many of the most spectacular EMC festivals and events in the world. Sensation, TomorrowWorld, Mysteryland, Q-Dance and Life in Color are some of the most recognized and widely attended EMC festivals worldwide with a history of consistently providing the EMC community with the best possible festival experiences over many years. The appeal of our festivals and events is demonstrated by consistent growth in attendance and tremendous demand for tickets, which often outstrips the available capacity. For example, our larger festivals often sell out months in advance, before announcing artist lineups.

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Active, year-round relationship with the large and growing EMC community.    We maintain an active relationship with trend setters and influencers in the broader EMC community, including professional DJs, bloggers and passionate consumers through social media, engaging content and Beatport. Beatport has a Klout score (a measure of an aggregated view of social media activity and influence) of 90 out of 100, comparable with other high profile music services such as Spotify (90) and iTunes (92) as of April 2013. Beatport has a large community of influencers, including over 200,000 registered DJs. Our ability to create closer partnerships between Beatport and the most important EMC festivals and events enables us to deliver more to the EMC community between and around live events.

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Early access to emerging talent and trends.    Our relationships with influencers enables us to identify new trends within the EMC community. Through our venues and Beatport, we are able to identify and support new artists and introduce them across our network. Specifically, our premier EMC venues in South Beach, Florida have proven to be a breeding ground for some of the top DJs in the industry. Similarly, Beatport serves as an important channel for DJs to gain recognition. In addition to influential charts and other discovery tools, Beatport runs mix contests and other programs to support aspiring DJs. For example, Zedd, one of today's leading DJs, was discovered on Beatport after he won several remix contests and has gone on to play several of our venues and festivals.

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Substantial scale and diversification.    On a pro forma basis, we produced 774 festivals and events across North America attracting approximately 1.3 million attendees in 2012. Our productions consist of a combination of large and small scale events across multiple geographies and target different subsets of the EMC community. In addition, our EMC venues hosted over 400,000 attendees and our online properties attracted millions of users around the world in the year ended December 31, 2012. As one of the largest EMC festival and event operators, our scale and diversification enables us to serve our fans more effectively than other participants in the EMC market that typically focus on one geographic market or a narrow portfolio of events.

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Experienced management team.    Our management team's reputation and experience in music, live entertainment, consumer internet and related businesses make us a valuable partner to creative talent, independent operators and the EMC community more broadly. Members of our senior management team have been successful in building businesses of scale in live events and entertainment, and have executed and integrated over 100 acquisitions during their careers. We believe our management's experience enables us to enhance the fan experience and effectively integrate and operate our acquired businesses.

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 GROWTH STRATEGY

Our goal is to grow our business by supporting the development of the EMC movement. Key elements of our strategy include the following.

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Enhance the fan experience.    We strive to continually enhance the experience of new and existing fans interacting with us at our live events or online. Our live events are unique and compelling experiences that include innovative and state-of-the-art sets and performer lineups, featuring both top talent and up-and-coming artists. We are pursuing many initiatives to enhance the fan experience, including continuing to invest in leading edge production, as well as providing smart tickets/event passes, facilitating high quality travel and accommodation logistics, using wireless technologies to ease on-site logistics and social media interaction and featuring quality concessions in partnership with top tier food and beverage partners, among other initiatives. We will complement our fans' experience at live events by meeting their demand for information, quality content and connectivity with artists and the broader EMC community away from and around the events.

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Bring our festivals into new markets and expand current offerings.    Many of our EMC festivals and events are well known, have an existing global following and have begun to expand geographically. We are using our considerable resources, including managerial talent and local expertise, to accelerate the expansion of our festivals and events into new geographies, many of which have an underserved EMC fan community. For example, in 2012, Tomorrowland, an ID&T festival held in Belgium, saw demand from approximately 200,000 U.S.-based fans seeking to purchase multiple tickets each, of which only 2,000 were successful. With our ID&T JV, we intend to bring some of the most successful festivals in the world to North America, including TomorrowWorld, the first international version of Tomorrowland, scheduled to be held outside Atlanta in September 2013.

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Foster deeper engagement within the EMC community.    We believe our scale of festivals and events, combined with our new generation of executive talent, helps us support the growth of the EMC community. Creating and mixing electronic music is a collaborative process that is highly accessible given the ready availability of music and mixing tools. In addition, performance of the music is defined by the shared experience, which in turn is commonly shared and perpetuated via social media. We seek to improve our fan experience by responding to their growing demand to engage with EMC content and the EMC community. We also plan to create closer partnership and integration between our online properties, such as Beatport, and live EMC happenings to enhance the fan experience between and around events.

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Acquire and integrate leading live event and online properties.    We seek to acquire the highest quality festivals, event operators and promoters worldwide, as well as other businesses that are important to the EMC community. To date, we have completed four acquisitions, formed one joint venture, purchased an option to acquire a 75% interest in ID&T's business worldwide and are in active negotiations to acquire several other businesses. To mitigate acquisition risks, we typically seek to retain management teams of the acquired companies under long-term agreements and incentivize them to continue to manage the operations and expansion of their businesses. In addition, we intend to use our senior management's considerable expertise in live events, consumer internet and EMC broadly, to promote best practices across our entire network in order to enhance the fan experience, improve operating and financial performance and ensure the health and safety of our fans, all while allowing producers to maintain creative independence.

OUR PRINCIPAL ASSETS

Our business is comprised of premier live entertainment festivals, events and select premier managed EMC venues and online properties. These include the following.

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TomorrowWorld—TomorrowWorld is the North American name for Tomorrowland, an annual fantasy-themed outdoor festival held by ID&T in Belgium. TomorrowWorld marks the first international edition of Tomorrowland. Our ID&T JV will be producing the inaugural TomorrowWorld event in Chattahoochee, Georgia (outside Atlanta) September 26, 2013 through September 29, 2013. In the first month following announcement, over 200,000 fans preregistered to purchase up to four tickets each for TomorrowWorld, which is many times the event's capacity. Founded in 2005, Tomorrowland was recently voted the best music event globally at the International Dance Music Awards of the 2013 Winter Music Conference and in 2013 was voted best major festival at the European Festival Awards. The festival attracted over 180,000 attendees in 2012, and, to date, has more than 125 million online views of its official long-form after movies and over 3 million Facebook likes in addition to 7.9 million live views over YouTube of its 2012 festival. Tomorrowland 2013 sold out within one second.

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Sensation—Sensation is a premier touring EMC event typically held in indoor arenas. Staged with world class acrobats and pyrotechnics, Sensation is a high-end event with a signature visual style where all fans and artists dress in white. The original Sensation event ran exclusively in the Amsterdam Arena for a period of five years until 2005. Sensation now tours in 18 countries across Asia, Europe and the Americas, has 550,000 Facebook likes and attracted over 250,000 attendees during 2012. Prior to the formation of our joint venture, ID&T held the first Sensation event in the United States, which attracted over 22,000 attendees over two nights at the Barclays Center in Brooklyn, New York. Our ID&T JV has the exclusive rights to produce all Sensation events in North America, and is planning to hold events in at least five cities in 2013.

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Mysteryland—Mysteryland is a large-scale fantasy-themed outdoor festival held annually in the Netherlands and Chile. Mysteryland Netherlands 2012 attracted over 60,000 fans to a one-day event while Mysteryland Chile 2012 attracted 20,000 fans over three days. Our ID&T JV will produce Mysteryland events in North America.

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Q-Dance—Q-Dance caters to fans of "hard style" electronic music, which is characterized by increased beats per minute. Q-Dance produces festivals and events in Europe, Asia, Africa and Latin America, and has a robust online offering of news, streaming audio, video and event promotions. Q-Dance's primary music festival is Defqon.1, which attracted approximately 45,000 attendees in the Netherlands and 25,000 in Australia in 2012. In total, Q-Dance held 15 events in 2012 that attracted approximately 200,000 fans. Our ID&T JV has the exclusive rights to produce all Q-Dance events in North America and is planning to hold events in 2013.

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Life-In-Color—LIC produces moderate to large-size, single-day events around a network of college campuses and major cities. These events feature live DJs, acrobatics and "paint blasts," during which participants are sprayed with colorful, harmless paint to provide them with a more interactive, exciting and distinctive experience. LIC had over 420,000 attendees across 142 events in 2012. Starting in 2013, LIC has begun to follow a strategy in certain geographic markets to use larger venues to consolidate events historically held at multiple smaller venues. We began to hold our first LIC events outside the United States in 2012 and will continue to expand internationally.

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Disco Donnie Presents—Disco Donnie Presents ("DDP") organizes and promotes hundreds of EMC-focused events at venues across North America each year. In 2012, DDP produced or promoted over 600 events and festivals that attracted over 850,000 fans. We believe DDP adds significant value by increasing our connection to the EMC community, including promoters and operators, in local markets throughout North America.

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Miami Marketing Group—MMG manages several top EMC venues in Miami. Under its arrangements with the venue owners, MMG earns management fees based on revenue and profit. We believe our venue management increases our engagement with the EMC community and

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connects us to vibrant, new EMC trends and up-and-coming DJs. We manage the following venues in Miami.

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  LIV—Exclusive, 22,000 square foot lounge/venue at the Fontainebleau Miami Beach hotel, which attracts top DJ talent for performances several times a week.

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  Arkadia—6,000 square foot venue at the Fontainebleau Miami Beach hotel.

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  LIV Sun Life Stadium—10,000 square foot venue and skybox seating overlooking the west end zone in Sun Life Stadium, home of the Miami Dolphins.

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  STORY—New 29,000 square foot multi-level venue opened on December 26, 2012 in Miami Beach.

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Beatport—Founded in 2004, Beatport is the principal source of music for EMC DJs and a trusted destination for the growing EMC community. DJs come to Beatport for professional quality, uncompressed audio files, which they require for production and live performance. Beatport offers over 2.5 million tracks from over 22,000 labels, and its free music samples generate approximately four million streams daily, driven by its electronic music charts, which are a popular source for music discovery. Beatport also provides access to music and industry news, music reviews, podcasts, videos, DJ profiles, event listings and venue details. Overall in 2012, Beatport had approximately 40 million unique visitors according to Google Analytics. With its growing consumer audience, Beatport is a channel for over 200,000 registered DJs and a platform for new artist discovery. Beatport and our other online properties provide us with a direct connection to the key individuals that influence the broader EMC community, such as DJs to reach the EMC community and fans.

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Other Online Properties—In addition to Beatport, our festivals, events and managed EMC venues have an online presence and engage directly with their fans, including from their own websites and through social media. Fans can visit these websites to purchase tickets, watch videos and obtain up-to-date news. Across our online properties, including Beatport, we had over 5.3 million registered users as of March 2013. We believe our ability to directly engage these fans provides substantial benefits to our understanding of the EMC community.

INDUSTRY OVERVIEW

Based on industry sources, we believe the global market for electronic dance music, which includes live events, recorded music and other products, generated approximately $4.0 billion in revenue in 2012. Rising global interest in electronic music complemented by the power of social media and viral content has enabled the rapid growth of large-format, live EMC events. EMC fans are primarily "digital and social natives" who attend festivals and events for the shared live experience, and are highly engaged with festivals and artists via social media and other online and mobile platforms. This millennial generation leads the market in social media connectivity, digital media consumption, user-generated content creation, as well as mobile and online commerce.

History and evolution of electronic music culture

Electronic dance music is one of the most popular music genres in the world among the millennial generation. It is created by artists and DJs, using digital techniques, often in front of a live audience. Within this genre there are numerous subgenres including Dance, Drum and Bass, Dubstep, House, Techno and Trance, which often influence and integrate elements from each other. It has a history of over 20 years of mainstream popularity in Europe and has more recently evolved into a widely accepted and commercially successful genre of music in the United States and other international markets.

The growing popularity of the genre in the United States is becoming more evident. In 2012, the National Academy of Recording Arts and Sciences added a Dance/Electronic category for the Grammy

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Awards, Billboard launched a Dance/Electronic chart, and in February 2013, a Dance/Electronic song reached #1 on the Billboard Hot 100 chart for the first time. In a 2012 EMI Music Group survey, 29% of U.S. respondents described themselves as having passion for the genre, implying a fan base of 74 million and representing a 21% increase from the prior year. According to the Nielsen Company & Billboard's 2012 Music Industry Report, Dance/Electronic music had the highest growth of all music genres with a 35.6% increase in digital music track sales in the United States in 2012 compared to the prior year.

Live events

Live events, particularly festivals, are at the center of the EMC experience. Festivals are a global phenomenon, having been popular in Europe for over 20 years. The festival concept, particularly in EMC, is relatively new in the United States and other international markets. In the United States, the largest EMC festivals are generally less than ten years old but have been growing rapidly. Total attendance at what are currently the five largest U.S. EMC festivals grew 41% annually from 2007 to 2012 (although there can be no guarantee these growth rates will continue in the future). This compares to 2% annual revenue growth for the overall North American concert market during the same period, according to industry sources. As EMC festivals become well-known, tickets typically sell out quickly, often before an artist line up is even announced. According to figures provided by ID&T, the Tomorrowland festival in Belgium saw demand from 2 million ticket buyers to purchase up to four tickets each for the 100,000-ticket allotment made available to international ticket buyers.

EMC festivals and events typically feature many different artists and DJs performing alongside elaborate sets, lighting and special effects centered on different creative themes. These festivals and events have become highly experiential and social happenings that are shared by thousands of fans. We believe the EMC festival business is characterized by a high degree of ownership fragmentation and is well positioned for consolidation.

EMC and connectivity

EMC grew from the popularity of electronic music and the associated evolution of the fan community. Members of the fan community connected to festivals and events, artists and DJs, and thereby stay informed about upcoming festivals and events, as well as new tracks. The proliferation of connected mobile devices and social media has fueled the propensity of fans to share experiences at live events and discover, listen to and share music.

EMC artists are increasingly adept at reaching their fan base using social media and using that channel to market events at which they are appearing. Leading artist David Guetta has more than 41 million Facebook fans and more than seven million Twitter followers as of April 2013. Top electronic dance music artists have doubled their Twitter fan bases over 2012 compared to 2011. In addition, according to a 2012 report by Ticketfly, social media drove six times more ticket sales for EMC events than non-EMC events from January 2012 to July 2012.

Key characteristics of electronic music

We believe there are several factors that distinguish this genre of music from others.

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Fan loyalty to leading EMC festivals.    Leading EMC festivals feature high-end productions, state-of-the-art sets, lighting and special effects and extensive artist lineups. As a result of the emphasis on the broader experiential aspects of EMC shows, attendance is often driven by the festival or event's reputation, testimonials from prior attendees and "chatter" within the online community, rather than specific artists. The power of reputation and fan engagement is evidenced by the speed at which leading festivals sell out, the ability to pre-sell tickets for festivals and events before announcing artist lineups and festivals' social media recognition. Because of their strong

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reputations and vibrant communities, successful EMC festivals and events have demonstrated long staying power and less dependence on individual "star" talent.

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Global appeal.    Because the majority of tracks have limited vocal lyrics and are comprised mainly of electronic beats and sounds, electronic music has global appeal and is easily transferrable across countries. For example, the 2012 Tomorrowland festival had visitors from over 75 countries and ID&T's Sensation now tours in 18 countries including the United States. This is indicative of the large global following for EMC live entertainment and recorded content, including international markets where there are currently limited EMC festivals and events.

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Lower cost structure than traditional music.    Electronic music is created digitally and often in front of a live audience. As a result, and unlike other music genres, the electronic music industry is not driven by sales of studio-produced albums, and therefore the music has lower production costs and lead time. Social media, live performances and online sites like Beatport are the primary marketing and distribution channels for electronic music. As blogs, a growing online community, recommendations of friends and word of mouth have become key drivers of artist and festival success, the need for traditional record labels' costly artist and repertoire functions is greatly reduced. The comparatively low cost and simple nature of production makes electronic music a highly accessible platform and therefore attracts a large number of aspiring DJ's. In addition, the enormous availability of files from which to sample, and the iterative community collaboration involved in the development of electronic music results in an accelerated pace of creation and a short average life of individual tracks.

OUR HISTORY AND ACQUISITIONS

SFX Entertainment, Inc. was incorporated in the State of Delaware on June 5, 2012. Between June 5, 2012 and February 13, 2013, we were named SFX Holding Corporation. We started our business on July 7, 2011 as SFX EDM Holdings Corporation, which is now a wholly-owned subsidiary of SFX Entertainment, Inc.

Completed acquisitions

Throughout 2012 and 2013, we implemented an expansion plan by acquiring independent EMC event promoters, production companies, venue operators and an online music destination. As of the date of this prospectus, SFX Entertainment, Inc. completed the acquisition of four companies and formed one joint venture, as detailed below.

Disco Productions, Inc. (now operating as SFX-Disco Operating LLC or "DDP")—DDP promotes and produces EMC events, including shows and festivals, throughout the country. On June 19, 2012, we acquired substantially all of the assets DDP used in connection with its business, including (i) rights to festival names, domain names, and customer lists, (ii) rights under commercial contracts with third parties, including performers who will perform at events, and (iii) rights under its arrangements with co-promoters of events. We paid $9.0 million as consideration, composed of $4.0 million in cash, $5.0 million in shares of our common stock including $1.0 million currently held as a liability on our balance sheet.

Dayglow LLC and Affiliates (now operating as Life in Color or "LIC")—LIC (our Predecessor) provides branded entertainment services, including organizing and hosting paint parties, social events (including nightclub parties), and festivals featuring live entertainment, such as acrobatic acts, paint blasts, and DJ performances. On July 31, 2012, we acquired substantially all of the assets LIC used in connection with its business. This acquisition also included the acquisition of the assets and liabilities of Advanced Concert Productions LLC, the production company for LIC's live events. The assets we acquired in this acquisition included (i) office equipment/furniture and video, lighting, sound, and related equipment, (ii) rights to domain names, website material, and trademarks, and (iii) rights under

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commercial contracts with third parties, including rental/venue/lease contracts and agreements with artists, performers, or other service providers performing services at events.

We paid approximately $12.1 million as consideration for LIC, composed of $8.1 million in cash and $3.9 million in shares of our common stock. Furthermore, our subsidiary entered into employment agreements with the former owners of LIC to manage and operate the business and serve in various executive positions of LIC, including its chief executive officer, managing partner, event director, and production director.

MMG Nightlife, LLC ("MMG")—MMG operates four nightlife venues in South Florida pursuant to management agreements, including LIV, Arkadia, STORY (which is operated only pursuant to an oral management agreement) and LIV Sun Life Stadium. On December 31, 2012, we acquired substantially all of the assets MMG used in connection with its nightlife operations and management business, including (i) domain names, (ii) trademarks and copyrights, (iii) office equipment, and (iv) rights under commercial contracts, including its management and services agreements.

We hold an 80% ownership stake in our subsidiary (SFX-Nightlife Operating LLC) that purchased the acquired assets and the sellers hold the remaining 20% interest. We paid approximately $16.9 million as consideration, composed of $5.0 million in cash, a 0.24% promissory note in the principal amount of $8.5 million, having a maturity date of February 28, 2013, and $3.4 million of shares of our common stock. On March 15, 2013, we made a payment of $3.0 million to MMG and the promissory note was amended and restated to provide that the remaining amount of $5.5 million plus interest will mature and be payable on May 15, 2013. In addition, the former owners of MMG are entitled to receive an earnout payment based on the Adjusted EBITDA of the business and assets of MMG for the year ended December 31, 2014. If this Adjusted EBITDA exceeds $5,270,000, the earnout payment will equal (1) $5,059,200 multiplied by (2) the actual Adjusted EBITDA for the year ended December 31, 2014, divided by $5,270,000. If the Adjusted EBITDA for the year ended December 31, 2014 is less than $5,270,000 but exceeds $3,372,000, the earnout payment will equal (1) $4,216,000 multiplied by (2) the difference between the actual Adjusted EBITDA and $3,372,000 divided by $1,898,000. If the Adjusted EBITDA is less than $3,372,000 for the year ended December 31, 2014, the former owners of MMG will not receive an earnout payment. Any earnout payment will be composed of 80% cash and 20% shares of our common stock at a price equal to (i) a 30 day volume-weighted average closing price per share if our shares are traded on any national securities exchange or the over-the-counter-bulletin board, or (ii) the price per share determined in good faith by our board of directors if our shares are not listed on any national securities exchange or the over-the-counter-bulletin board.

BEATPORT, LLC ("Beatport")—Beatport is an all-purpose online destination for our EMC fans, including a leading global music download store. On March 15, 2013, we acquired Beatport in a merger transaction. We paid $58.4 million as consideration, composed of $33.4 million in cash and 5.0 million shares of our common stock at an assumed price of $5.00 per share. 1.3 million of these shares are currently being held in an indemnity escrow account. If there are any losses for which the sellers of Beatport are required to indemnify us under the merger agreement, such sellers' indemnification obligation will first be satisfied by releasing the shares held in the indemnity escrow account. Our recourse for losses under the merger agreement, other than as a result of fraud or breach of certain representations, is capped at $6.5 million. We also entered into employment agreements with multiple principal employees of Beatport to manage the Beatport business as of the closing of this acquisition.

Joint venture

ID&T JV North America ("ID&T JV")—We and ID&T formed a joint venture in October 2012, which has an exclusive license to use and promote all ID&T festivals and events in North America.

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ID&T is the largest content provider and producer of international EMC live events. We also have economic rights to share in the proceeds of any ID&T events held in North America when such events are not permitted to be assigned to the joint venture. Featured events in North America will include Mysteryland, TomorrowWorld, Sensation, and Q-Dance. We have a 51% ownership interest in the joint venture.

In connection with the joint venture, we paid ID&T $12.5 million in cash on October 30, 2012. Upon the signing of a definitive joint venture agreement on March 15, 2013 (i) we made a $7.5 million non-recourse loan to ID&T, which is to be repaid out of ID&T's interest in the distributions from the joint venture, (ii) we issued to ID&T fully vested warrants to purchase 500,000 shares of our common stock, having an exercise price of $2.50 per share, and (iii) we issued to ID&T 2 million shares of our common stock. For a period of five years beginning in the year ended December 31, 2013, ID&T will also be entitled to receive 100,000 warrants to purchase shares of our common stock each year if the joint venture has achieved an EBITDA of $7.0 million or more in the prior fiscal year. The warrant exercise price will equal the fair market value as our determined by our board of directors but, after our initial public offering, based on our stock's 30-day weighted average closing price.

The joint venture's board of directors consists of four directors, and we and ID&T each have the right to appoint two directors. In addition, we are entitled to appoint the co-Chief Executive Officer and Chief Financial Officer of the joint venture, and ID&T is entitled to appoint the other co-Chief Executive Officer and the Chief Creative Officer (who will have creative control over the brands that the joint venture uses and the events for which they are used).

Additionally, we will have the right to purchase any of the shares of our common stock issued to ID&T in connection with the ID&T JV at a price of $35.00 per share, to the extent held by ID&T, for a period beginning January 1, 2013 and ending on January 1, 2016, and at a price of $50.00 per share, to the extent held by ID&T, for a period beginning January 2, 2016 and ending on (and including) January 1, 2018. If we do not complete an initial public offering by May 26, 2014, then ID&T has the right to require us to purchase, for an aggregate purchase price of $10.0 million, all of the shares and warrants held by ID&T that were issued to it in connection with the ID&T JV.

ID&T option

On March 20, 2013, we entered into an option agreement with ID&T whereby we obtained the right to purchase a 75% interest in ID&T. We paid $2.5 million in cash and issued 2,000,000 shares of our common stock to acquire the option. The exercise price of the option is $40.0 million in cash. Additionally, to exercise the option we must relinquish our right to be repaid by ID&T the $7.5 million we advanced to ID&T on March 15, 2013, and will be required to pay an additional $10 million within 90 days of ID&T's delivery of required audited financial statements. We have no obligation to exercise the option agreement and we have not determined whether or not we will exercise it.

Under the terms of the option agreement, ID&T is required to provide to us audited financial statements of its business that are substantially compliant with SEC rules as soon as practicable. If ID&T fails to provide compliant audited financial statements, ID&T is obligated to refund to us the 2,000,000 shares and the $2.5 million that we paid upon entry into the option agreement and we will have no further payment obligations.

Once we receive ID&T's audited financial statements, we have 60 days within which to pay the exercise price and consummate the transaction.

If, after receiving the financial statements we decide not to exercise the option, we must inform ID&T within 15 days of the delivery of their financial statements. In this case, the option will terminate, ID&T will keep the amounts we previously paid to them, ID&T will retain as a break up fee the

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$7.5 million advance, and we will be obligated to make a $10 million payment within 90 days (running from the delivery of the compliant financial statements).

COMPETITION

The broader market for live entertainment is highly competitive. We believe that we compete primarily on the basis of our EMC focus and the unique creative elements, combined with high production value of our events, festivals and managed venues. In our music business, we distinguish ourselves from competition through the breadth and professional nature of our electronic-focused offering. We believe that our primary strengths include:

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the quality of service we deliver to all constituencies within the EMC community including fans, artists and DJs;

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our track record in promoting and producing spectacular, large EMC events in our markets;

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our strong relationships with artists, DJs, booking agents, promoters, venue operators and ticketing agents;

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the span and influence of our fan community;

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our premier managed EMC venues; and

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the availability of uncompressed music tracks which are essential for DJs to produce and perform music.

In the markets in which we promote festivals and events, we face competition from promoters and venue operators. We believe that barriers to entry in the promotion services business are low and that certain local promoters are increasingly expanding the geographic scope of their operations.

Our main competitors in the live music industry include Live Nation, AEG, Warehouse Live, Insomniac, Kaos Entertainment, C3 Concerts, Real Music Events, Slow Motion Music, SDC, Gritsy and Reverse, in addition to numerous smaller regional companies that operate in our markets. Our competitors compete with us in all regions and cities for tickets sales, artist bookings, EMC fans and concert attendees, venues, sponsorships and production equipment. Some of our competitors whose preliminary business is outside of EMC are larger companies with significant operations and a higher profile in the industry. However, we have expertise in the live music industry and the electronic dance music genre, in particular, and we work with the leading EMC promoters in the world, which helps us to be competitive in this industry.

With respect to our Beatport business, we face competition from providers of interactive on-demand audio and video content, and pre-recorded entertainment, such as Apple's iTunes Music Store, RDIO, Rhapsody, Spotify, Pandora, Amazon and other digital content providers that allow online listeners to select the audio content that they stream or purchase. However, we believe the breadth and professional nature of our electronic music-focused offering is unique. Our primary source of music sales revenue is derived from uncompressed audio files which DJs require for production and performance. Beatport is the premier destination for such professional quality offerings.

GOVERNMENT REGULATION

Our operations are subject to federal, state, and local laws statutes, rules, regulations, policies and procedures both domestically and internationally, governing matters such as:

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construction, renovation and operation of our venues;

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licensing, permitting and zoning, including ordinances relating to noise, traffic and pollution;

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human health, safety and sanitation requirements;

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the service of food and alcoholic beverages;

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working conditions, labor, minimum wage and hour, citizenship and employment laws;

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the United States Americans with Disabilities Act (ADA);

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the United States Foreign Corrupt Practice Act (FCPA) and similar regulations in other countries;

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historic landmark rules;

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hazardous and non-hazardous waste and other environmental protection laws;

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sales and other taxes and withholding of taxes;

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privacy laws and protection of personally identifiable information;

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marketing activities via the telephone and online; and

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primary ticketing and ticket resale services.

We believe that we are in material compliance with these laws. There are many complex regulations relating to food service in our venues. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level. Above all, we are committed to maintaining the highest standards of safety, health and security for our fans at every one of our events and venues.

We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons, such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

We are also required to comply with the ADA and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including both existing and newly constructed venues, be accessible to customers with disabilities. The ADA requires that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA and other similar ordinances, we may face substantial capital expenditures in the future.

We are required to comply with the laws of the countries we operate in and also the FCPA regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay, or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

From time to time, governmental bodies have proposed legislation that could have an effect on our business. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. More recently, some jurisdictions have proposed legislation that would restrict ticketing methods and mandate ticket inventory disclosure.

PRIVACY POLICY

As a company conducting business on the internet, we are subject to a number of foreign and domestic laws and regulations relating to information security, data protection and privacy, among other things. Many of these laws and regulations are still evolving and could be interpreted in ways that could harm our business. In the area of information security and data protection, the laws in several states require companies to implement specific information security controls to protect certain types of personally

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identifiable information. Likewise, all but a few states have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their personally identifiable information. Any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal and state laws regarding privacy of listener data. Our privacy policy and terms of use describe our practices concerning the use, transmission and disclosure of listener information and are posted on our website. Any failure to comply with our posted privacy policy or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Further, any failure by us to adequately protect the privacy or security of our Beatport users' information could result in a loss of confidence in our service among existing and potential users, and ultimately, in a loss of users and advertising customers, which could adversely affect our business.

We collect and use certain types of information from our Beatport users in accordance with the privacy policy that is posted on our website. We collect personally identifiable information directly from Beatport users when they register to use our service, fill out their listener profiles, post comments, use our service's social networking features, participate in polls and contests and sign up to receive email newsletters. We may also obtain information about our Beatport users from other Beatport users and third parties. Our policy is to use the collected information to customize and personalize our offerings for Beatport users and to enhance the listener experience when using our service.

We also use automated data collection technology, such as tracking cookies, to collect non-personally identifiable information in order to provide artists appropriate royalties and help us track listener interactions with our service. Third-party advertisers and service partners may also use tracking technologies in order to collect non-personally identifiable information regarding use of our platforms. We make privacy controls available to our Beatport users to allow them to control whether certain information that they post on their profile pages is visible to other Beatport users and to the public. Even where these settings are exercised, a listener's stations remain searchable, including by the listener's email address.

We have implemented commercially reasonable physical and electronic security measures to protect against the loss, misuse, and alteration of personally identifiable information. No security measures are perfect or impenetrable, and we may be unable to anticipate or prevent unauthorized access to our Beatport users' personally identifiable information.

INTELLECTUAL PROPERTY

It is our practice to protect our trademarks and other original and acquired intellectual property. Our subsidiaries currently hold, or have recently acquired, over twenty trademarks registered on the Principal Register of the United States for a number of our brands, with over thirteen applications pending on the Principal Register. Our subsidiaries have also applied for registration of over fifteen trademark applications in multiple foreign jurisdictions. We are in the process of updating trademark and domain name registries to reflect ownership of recently acquired intellectual property. We believe that our trademarks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our services. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent infringement or misappropriation of these rights.

LEGAL PROCEEDINGS

We are subject to various legal proceedings and claims that arise in the ordinary course of business. The outcome of legal proceedings and claims brought against us is subject to significant uncertainty. If one or more legal matters were resolved against us in a reporting period for amounts in excess of

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management's expectations, our consolidated financial statements for that reporting period could be materially adversely affected.

PROPERTIES

We occupy approximately 11,917 square feet of office space at our headquarters in New York, New York under a lease that expires in February 2015. We occupy approximately 2,400 square feet of storage space in Hollywood, Florida under a lease that expires in August 2014. We occupy approximately 3,858 square feet under a lease for office space in Miami Beach, Florida. The term of the lease is 24 months. We also currently occupy approximately 1,404 square feet under a lease for office space in Miami Beach, Florida. The lease is set to expire on January 31, 2016. We occupy approximately 14,929 square feet of office space in Denver, Colorado under a lease that expires on May 31, 2015. We occupy approximately 3,444 square feet of office space in Los Angeles, California under a lease that expires January 31, 2014. We also occupy office space in Bettembourg, Luxembourg under a lease that has an indefinite term and can be terminated by either party with two months' written notice. We also occupy approximately 350 square meters of office space in Berlin, Germany under a lease that has an indefinite term and can be terminated by either party with twelve months' notice; provided, however, that the earliest termination date is August 31, 2014.

EMPLOYEES

As of April 1, 2013, we had approximately 145 full-time employees.

Our staffing needs vary significantly throughout the year. Therefore, we also employ part-time and/or seasonal employees, primarily for our live EMC events held between May and September. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe that we enjoy good relations with our employees. From time to time, we utilize the services of independent contractors to perform various services.

 Management

Our executive officers and directors and their respective ages and positions as of the date of this prospectus, are as follows:

Name	Age	Position

Robert F.X. Sillerman	65	Chief Executive Officer and Chairman of the Board of Directors
Mitchell Slater	51	Vice Chairman of the Board of Directors
Edward Simon	66	Director
Joseph F. Rascoff	67	Director
John Miller	67	Director
Dr. Andrew N. Bazos	50	Director
D. Geoff Armstrong	55	Director
Sheldon Finkel	67	President
Richard Rosenstein	48	Chief Financial Officer and Executive Vice President, Corporate Strategy and Development
Chris Stephenson	47	Chief Marketing Officer
Howard Tytel	66	General Counsel
Robert Damon	58	Chief Accounting Officer

Robert F.X. Sillerman has been the Chairman of our board of directors and Chief Executive Officer since our inception. He has served as Executive Chairman of the Board of Directors of Viggle Inc. (formerly, Function(x) Inc.), a media company, since February 2012 and as its Chief Executive Officer since June 2012. He has, since January 2008, served as director and, from January 2008 to January 2013, served as Chairman and Chief Executive Officer of Circle Entertainment Inc., a company developing location-based entertainment venues. Mr. Sillerman also served as the Chief Executive Officer and Chairman of CKX, Inc., a company that owns, develops, manages and commercially uses entertainment content, from February 2005 until May 2010. From August 2000 to February 2005, Mr. Sillerman was Chairman of FXM, Inc., a private investment firm. Mr. Sillerman is the founder and has served as managing member of FXM Asset Management, LLC, the managing member of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds, from November 2003 through April 2010. Prior to that, Mr. Sillerman served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX Entertainment Inc., a company that owned and operated live entertainment venues, from its formation in December 1997 through its sale to Clear Channel in August 2000. We believe that Mr. Sillerman is qualified to serve as a member of our board of directors because of his extensive background as an executive of companies in the entertainment and music industries.

Mitchell Slater has been the Vice Chairman of our board of directors since October 2012. Mr. Slater is a long-time associate of Mr. Sillerman having served as Chief Operating Officer of CKX, Inc. from 2005 to 2010; as Executive Vice President of FXM Investment Corporation from 2000 to 2005; and as Executive Vice President of SFX Entertainment, Inc. from 1998 to 2000. From 2002 until 2011, Mr. Slater was founder and a principal of De Novo Legal, a legal solutions company that focused on document review, temporary legal staffing and electronic discovery. Mr. Slater is a former Board member and current Observer to the Board of Trustees of Muhlenberg College, a member of the Board of Trustees of The Garden School, a private college prepatory school in Jackson Heights, New York, and former President and current member of the Board of Directors of Lifebeat, a non-profit music organization that fosters HIV/AIDS prevention. Mr. Slater came to know Mr. Sillerman when he sold his concert promotions company Delsener/Slater Enterprises to SFX Broadcasting in 1996. We believe

Management

that Mr. Slater is qualified to serve as a member of our board of directors because of his expertise in finance and his experience as an executive at several entertainment companies.

Edward Simon has served on our board of directors since October 2012. Since 1998, Mr. Simon has been president of PS Broadway Holdings, Inc., an entertainment management company providing artist services in concert production, music publishing, contract negotiations and business management. We believe that Mr. Simon is qualified to serve as a member of our board of directors because of his expertise in music, entertainment and related industries.

Joseph F. Rascoff has served on our board of directors since October 2012. Mr. Rascoff is a business manager for musical artists. As a co-founder of The RZO Companies, an organization involved in the music industry as a tour producer and business manager, he has represented artists in recording contract negotiations, music publishing administration, licensing, royalty compliance and touring since 1978. Clients of The RZO Companies include The Rolling Stones, U2, David Bowie and Sting. Since February, 2011, he has been a director and Chairman of the Audit Committee of Viggle Inc., a publicly traded media company. Since 2005, Mr. Rascoff has been a director of Van Wagner Communications, LLC, a privately held advertising and media company. From 1974 to 1978, Mr. Rascoff was an audit partner in Hurdman and Cranstoun, a predecessor accounting firm of KPMG LLP. Mr. Rascoff served as a Trustee of The University of Pennsylvania from 1992 to 1996, is on the Board of Overseers of the University of Pennsylvania Libraries, and President of the Board of Trustees of The Bishop's School, La Jolla, California, from 2005 to 2011. Mr. Rascoff is a graduate of The Wharton School, University of Pennsylvania. We believe that Mr. Rascoff is qualified to serve as a member of our board of directors because of his expertise in finance and accounting and his substantial familiarity with the entertainment industry.

John Miller has served on our board of directors since October 2012. Since June 2004, Mr. Miller has been the Chief Investment Officer of W.P. Carey & Co. LLC, a net lease real estate company. Mr. Miller is also a founder and Non-Managing Member of StarVest Partners, L.P., a $150 million venture capital investment fund formed in 1998. Since February 2011, he has been a director of Viggle Inc., a publicly traded media company. Mr. Miller was also a director of Circle Entertainment Inc. from January 2009 to August 2012. From February 2005 through January 2009, when he resigned, Mr. Miller served as a director of CKX, Inc., a company that owns, develops, manages and commercially uses entertainment content. From 1995 to 1998, Mr. Miller was President of Rothschild Ventures Inc., the private investment unit of Rothschild North America, a subsidiary of the worldwide Rothschild Group. He was also President and CEO of Equitable Capital Management Corporation, an investment advisory subsidiary of The Equitable, where he worked for 24 years beginning in 1969. We believe that Mr. Miller is qualified to serve as a member of our board of directors because of his expertise in finance and venture capital.

Andrew N. Bazos, M.D. has served on our board of directors since November 2012. Dr. Bazos is an orthopedic surgeon specializing in sports medicine, arthroscopy, knee and shoulder surgery. Dr. Bazos earned a degree with honors in biochemistry from Harvard University and graduated from Yale University School of Medicine. Following a general surgery internship at Columbia-Presbyterian Medical Center in New York City, Dr. Bazos completed his residency training at Columbia-Presbyterian's New York Orthopedic Hospital. Since that time, he has co-authored numerous clinical research projects and international presentations. Dr. Bazos completed a fellowship in Sports Medicine and Arthroscopy at NYU-Hospital for Joint Diseases in New York City in 1993. After being awarded the position of medical director and house physician for Yankee Stadium in 1989, Dr. Bazos founded Sports & Entertainment Physicians, PC, which focuses on comprehensive medical coverage for large-capacity venues in the greater New York City area. In addition to his ongoing role at Yankee Stadium providing venue coverage, Dr. Bazos and his company have served in a similar capacity at Madison

Management

Square Garden since 1990 and the US Open Tennis Championships since 2011. Dr. Bazos has also served as Tournament Physician at the Big East Basketball Championships since 2006. He is board-certified by The American Board of Orthopedic Surgery. Dr. Bazos is a partner at Western Connecticut Orthopedic Specialists, PC and since 1993 serves as an Associate Clinical Professor of Orthopedic Surgery in the Sports Medicine Department at NYU-Hospital for Joint Diseases in New York City, where he maintains operating privileges and keeps office hours. We believe that Dr. Bazos is qualified to serve as a member of our board of directors because of his expertise in medicine and event safety.

D. Geoff Armstrong has served on our board of directors since December 2012. Mr. Armstrong is currently Chief Executive Officer of 310 Partners, a private investment firm. Mr. Armstrong has been a director, since November 2003, of Nexstar Broadcasting Group, Inc., a television broadcasting company, and, since June 2001, a director of Radio One, Inc., a radio broadcasting company, both publicly held companies. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, Inc., a radio broadcasting company, publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. Mr Armstrong was also Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM, Inc. in 1999. Additionally, he was a founder of SFX Broadcasting, which went public in 1993, and he subsequently served as Chief Financial Officer, Chief Operating Officer, and director until the company was sold in 1998. We believe that Mr. Armstrong is qualified to serve as a member of our board of directors because of his many years of senior management experience at various public and private companies in the media and entertainment industries, including as a chief financial officer and chief operating officer, and his ability to provide insight into a number of areas including governance, executive compensation and corporate finance.

Sheldon Finkel has been our President since October 2012. He was Chairman and Chief Executive Officer of Sagebrush Gold Ltd. and its wholly owned subsidiary, Empire Sports & Entertainment Holdings Co., an entertainment company, from September 2010 until September 2011. Mr. Finkel is most known as an American boxing and music manager and promoter, having managed and promoted boxing fighters from 1980 until 2010. Mr. Finkel was selected by the Boxing Writers Association of America as manager of the year in 1990 and 1993. In June 2010, he was inducted into the Boxing Hall of Fame. From 2006 to 2010, Mr. Finkel was the President of Shelly Finkel Management Inc., a business specializing in the management of professional fighters, including world-class boxers such as Mike Tyson and Manny Pacquiao. In addition from 2006 to 2010, Mr. Finkel handled a number of business ventures and negotiated opportunities for boxing heavyweight fighters Vitali and Wladmir Klitschko. Prior to his career in boxing, he was a music manager, producing the Watkins Glen Summer Jam concert in 1973, that featured the Grateful Dead, Allman Brothers and The Band.

Richard Rosenstein has been our Executive Vice President of Corporate Strategy & Development since October 2012. He was named our Chief Financial Officer in February 2013. Prior to joining the Company, Mr. Rosenstein was Vice President at Baron Capital, Inc., a money management firm from 2007 to 2012, and before that, was Partner at Keel Capital Management LLC, a hedge fund from 2004 to 2007. Prior to 2004, Mr. Rosenstein was a Managing Director at The Goldman Sachs Group, Inc., where he covered media companies in equity research, co-headed Communacopia Research and served on the stock selection committee.

Chris Stephenson has been our Chief Marketing Officer since November 2012. Mr. Stephenson was most recently President and Chief Operating Officer of Viggle Inc., a publicly traded media company from May 2011 to November 2012. Beginning in September 2009 to May 2011, Mr. Stephenson was Chief Marketing Officer at Interscope Records, part of Universal Music Group. Mr. Stephenson was General Manager of Global Marketing for Microsoft, Inc. from March 2006 to September 2009 and

Management

was also the Senior Vice President of Marketing at House of Blues Entertainment, LLC, a live entertainment venue management company, from 1996 to 2001, where he focused on brand development and online content. Mr. Stephenson's experience also includes his role as Senior Vice President of Marketing for MTV Networks Inc. where he managed multiple award-winning advertising campaigns internationally, developed multiple sponsor-driven programs, including the European Music Awards, and was an early digital pioneer in the 1990s.

Howard J. Tytel has been our General Counsel since February 2012. He is also currently Counsel in the Corporate and Securities group of Reed Smith LLP. Mr. Tytel served as the Senior Executive Vice President, Director of Legal and Governmental Affairs and director of CKX, Inc. from February 2005 to February 2012, the Executive Vice President and Director of Legal and Governmental Affairs of FXM, Inc. from August 2000 to February 2005 and the Executive Vice President, General Counsel, Secretary and director of SFX Entertainment Inc. from December 1997 through August 2000.

Robert Damon has been our Chief Accounting Officer since February 2013. Mr. Damon was the Vice President and Corporate Controller of Katz Media Group, Inc., a leading media representation firm for radio, television and digital media clients since 1995 until 2000 when Mr. Damon served as Senior Vice President and Chief Financial Officer until 2012. Mr. Damon was also Corporate Controller at Liberty Fabrics, Inc. from 1991 to 1995 and Senior Manager of Ernst & Young from 1983 to 1991.

BOARD COMPOSITION AND ELECTION OF DIRECTORS

Our board of directors consists of seven directors, with each director being elected to serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified. All elections for the board of directors will be decided by a plurality of the votes cast by the stockholders entitled to vote on such matter.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our non-employee directors, Edward Simon, Joseph F. Rascoff, John Miller, D. Geoffrey Armstrong and Dr. Andrew Bazos, satisfy the criteria for independence under NASDAQ listing rules for independence of directors and of committee members. In addition, each of the members of our audit committee is "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the test under NASDAQ listing rules for independence of board and committee members. We currently have a fully independent compensation committee, corporate governance and nominating committee, and audit committee.

BOARD STRUCTURE

Our governance structure combines the roles of Chairman and Chief Executive Officer. Mr. Sillerman has served as both our Chairman and Chief Executive Officer since our formation. The board of directors continues to believe there are important advantages to Mr. Sillerman serving in both roles at this time. Mr. Sillerman is the director most familiar with our business and industry and is best situated to propose the board of directors' agendas and lead board discussions on important matters. Mr. Sillerman provides a strong link between management and the board of directors, which promotes clear communication and enhances strategic planning and implementation of corporate strategies. Another advantage is the clarity of leadership provided by one person representing the Company to employees, stockholders and other stakeholders. The board of directors has named Mr. Miller as its lead independent director.

Our independent directors expect to hold executive sessions at which only independent directors are present in connection with regularly scheduled board meetings, but no less than twice a year.

Management

Our board of directors monitors our exposure to a variety of risks through our audit committee. Our audit committee charter gives the audit committee responsibilities and duties that include discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies.

Even though we are a "controlled company" under NASDAQ listing rules, we do not intend to use any of the exemptions from the NASDAQ corporate governance rules available to a controlled company, including those relating to board independence and the requirement to have a compensation committee and a nominating committee.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee, and a corporate governance and nominating committee. Each of the committees reports to the board of directors as they deem appropriate, and as the board of directors may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee is responsible for, among other matters, assisting the board of directors in fulfilling the board of directors' oversight responsibility relating to: the quality and integrity of our financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of our internal audit function; the independent auditors' qualifications, independence, performance and compensation; and our compliance with ethics policies and legal and regulatory requirements.

Our audit committee consists of Messrs. Armstrong, Rascoff and Miller, and Mr. Rascoff serves as the chairperson. Our board of directors has determined that Mr. Armstrong, Mr. Rascoff and Mr. Miller each qualify as an "audit committee financial expert," as such term is defined in Item 407(d) of Regulation S-K.

Compensation Committee

The compensation committee is responsible for, among other matters, reviewing key employee compensation goals, policies, plans and programs; reviewing and approving the compensation of our chief executive officer and other executive officers; reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and administering our stock plans and other incentive compensation plans.

Our compensation committee consists of Messrs. Simon, Rascoff and Miller, and Mr. Miller serves as the chairperson.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is responsible for, among other matters, identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board of directors' duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles; reviewing and approving any transaction between us and any related person (as defined in Item 404 of Regulation S-K); reviewing and approving the

Management

compensation of our non-employee directors; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Our corporate governance and nominating committee consists of Messrs. Simon, Rascoff and Miller, and Mr. Simon serves as the chairperson.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics and the written charters for the audit committee, compensation committee and corporate governance and nominating committee will be available on our website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

None of our directors or executive officers, nor any associate of such individual, is involved in a legal proceeding adverse to us or any of our subsidiaries or our joint ventures.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

 Executive compensation

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning cash and non-cash compensation paid to our named executive officers for 2012.

Name and position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(2)		Non- equity incentive plan compensation ($)	Non- qualified deferred compensation earnings ($)	All other compensation	Total

Robert F.X. Sillerman	2012	—	—	500,000	$14,647,178	(3)	—	—	—	$15,147,178
Chief Executive Officer
Mitchell Slater	2012	—	—	—	$3,714,778	(3)	—	—	—	$3,714,778
Vice Chairman
Sheldon Finkel	2012	$300,000	—	—	$7,429,557		—	—	—	$7,729,557
President

(1)
The amount in this column was calculated based on the grant date fair value of our common stock, in accordance with FASB ASC Topic 718. The amounts in this column reflects a grant of common stock made on December 31, 2012 at the fair value of $5.00 per share, to Mr. Sillerman for 100,000 shares.

(2)
The amounts in this column were calculated based on the grant date fair value of stock options computed using the Black-Scholes model, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions used in determining fair value using the Black Scholes pricing model, see Note 1, "Summary of Critical Accounting Policies—Share Based Compensation," to our audited consolidated financial statements included below.

(3)
Our financial statements recognize all of the awards to Mr. Sillerman and all of the awards to Mr. Slater in 2013 rather than 2012. See "—Equity incentives—Formation grants."

OVERVIEW OF COMPENSATION PROGRAM

The compensation of each of our executive officers is based on individual terms that have been approved by our board of directors. In the future, our compensation committee will review and approve the compensation of our executive officers. SFX is a relatively young company and only recently began making payments to our executive officers pursuant to their employment agreements or arrangements, as more fully described below under "Employment Arrangements." Consequently, the consideration of our compensation programs to date has been limited.

We expect to more fully develop our compensation plans going forward by using a combination of data regarding historical pay, publicly available compensation data for public companies that are engaged in our industry, in related industries, or that possess size or other characteristics which are similar to ours, and data which may be obtained by a compensation consultant for us on public and private companies. We also expect to consider other factors, including but not limited to:

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the individual's background, training, education and experience;

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the individual's role with us and the compensation paid to individuals in similar roles in the companies we consider to have characteristics similar to ours;

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the market demand for specific expertise possessed by the individual;

Executive compensation

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the goals and expectations for the individual's position and his or her success in achieving these goals; and

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a comparison of the individual's pay to that of other individuals within the company with similar title, role, experience and capabilities.

We do not have a definitive compensation program in place. We expect that a key element of our philosophy on senior executive compensation will be to ensure that all elements of our compensation program work together to attract, motivate and retain the executive, managerial and professional talent needed to achieve our corporate strategy, goals and objectives. We are committed to the principles inherent in paying for performance, and we expect that we will structure the compensation program to deliver rewards for exemplary performance.

COMPONENTS OF COMPENSATION FOR EXECUTIVE OFFICERS

The key elements of executive compensation are base salary (other than with respect to Mr. Sillerman and Mr. Slater) and long-term incentive awards. In considering appropriate levels of long-term incentive compensation, we take into account the extent to which existing incentives, including each executive's existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto, provide a sufficient degree of economic incentive to continue our success.

BASE SALARY

The compensation committee will annually review the base salaries of the Chief Executive Officer and other executive officers of our company. As described further below, Mr. Sillerman and Mr. Slater will receive an annual base salary of one dollar per annum. The arrangement with Mr. Sillerman and Mr. Slater to request no material salary is based on our belief that, beginning with their involvement in the formation of the company and an interest in maximizing our stockholder value, their compensation should be tied to generating stockholder returns through growth in value of our common stock. The salaries of our other executive officers have been set to reflect the nature and responsibility of each of their respective positions and to retain a management group with a proven track record.

ANNUAL INCENTIVES

While we believe that annual incentive compensation motivates executives to achieve exemplary results, no formal annual incentive compensation plan for our executive officers has been adopted to date. In large part, this decision reflects the view, jointly held by management and the members of the compensation committee, that during the formative phase in our development, we should approach compensation cautiously.

EMPLOYMENT ARRANGEMENTS

We believe that entering into employment agreements with our most senior executives will help ensure that our core group of managers will be available to us and our stockholders on a long-term basis. At this time, we have agreed to compensation arrangements with our named executive officers and such arrangements have been memorialized in employment agreements, as discussed below.

We entered into an employment agreement with each of (i) Mr. Sillerman, dated as of October 18, 2012 and executed January 1, 2013, for his service as Executive Chairman of our board of directors and Chief Executive Officer, (ii) Mr. Slater, dated January 1, 2013, for his service as Vice Chairman of our board of directors and Member of the Office of the Chairman and (iii) Mr. Finkel, dated

Executive compensation

November 8, 2012, for his service as our President. The term of the employment agreement for Mr. Sillerman is through November 17, 2017, and the term of the employment agreement for Mr. Slater is through December 31, 2017, and the term of employment agreement for Mr. Finkel is through December 31, 2016. Under the terms of his employment agreement with us, Mr. Sillerman has also agreed, as is necessary and practically feasible, to provide to us financial support until we have completed our initial public offering. Pursuant to their employment agreements, Messrs. Sillerman and Slater are each entitled to receive an annual base salary of one dollar, and Mr. Finkel is entitled to receive an annual base salary of $300,000. Messrs. Sillerman, Slater and Finkel are each also eligible to receive an annual bonus in the discretion of our compensation committee. Pursuant to their employment agreements, Messrs. Sillerman, Slater and Finkel received an initial grant of options with respect to 2,500,000, 1,000,000 and 2,000,000 shares of our common stock, respectively, at a strike price of $2.00 per share, (i) 20% of which options vested on January 1, 2013 in the cases of Messrs. Sillerman and Slater, and December 31, 2012, in the case of Mr. Finkel, and (ii) 20% of the remainder of which vest on December 31 of each of 2013, 2014, 2015 and 2016. Messrs. Sillerman's, Slater's and Finkel's employment agreements each provide that the executive is also entitled to qualify for additional equity or option grants each year. Under their employment agreements, Messrs. Sillerman, Slater and Finkel are entitled to participate in benefits offered by us for similarly situated employees, six weeks of vacation time per calendar year in the case of Mr. Sillerman, and three weeks of vacation time per calendar year in the cases of Messrs. Slater and Finkel. Messrs. Sillerman's, Slater's and Finkel's employment agreements contain restrictive covenants with respect to non-competition, non-solicitation of customers and employees and non-disparagement (each of which remains in effect during the term of employment and for one year thereafter), and a restrictive covenant with respect to non-disclosure of confidential information (which remains in effect during the term of employment and at all times thereafter).

Pursuant to the employment agreement with Mr. Sillerman, Mr. Sillerman is required to devote his time, attention, energy, knowledge, best professional efforts and skills to the duties assigned to him by us, but he is permitted to pursue other professional endeavors and investments that do not violate the terms of his employment agreement, including non-competition covenants. Mr. Sillerman is expressly permitted to engage in certain endeavors and investments which are listed in his employment agreement, and we believe that none of these endeavors or investments currently compete with us. Any other professional endeavors to be performed by Mr. Sillerman are subject to prior approval of our board of directors. Under our employment agreements with our other named executive officers, each of Mr. Slater and Mr. Finkel are also permitted to engage in certain endeavors that are listed in their agreements and other endeavors that do not compete with us. We believe that none of the endeavors currently pursued by Mr. Slater or Mr. Finkel compete with us.

EQUITY INCENTIVES

Because of the direct relationship between the value of an option and the market price of our common stock, we believe that granting stock options is an effective method of motivating our executive officers and other key employees to manage our company in a manner that is consistent with our interests and those of our stockholders. We will grant option awards to our executive officers and key employees based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. However, we do not expect to rely on a formula for the granting of awards to individual executives or employees. Option awards generally will reflect our board's assessment of the influence an employee's position has on stockholder value. The number of options awarded from year to year, on a going forward basis, by our compensation committee, may vary up or down from prior year awards based on the level of an individual executive officer's contribution to us in a particular year, determined in part on the recommendation of the Chief

Executive compensation

Executive Officer. Factors to be considered by the compensation committee will include past grants to the individual, total compensation level (relative to other executives and relative to market data), contributions to our success during the last completed fiscal year, potential for contributions in the future, and as a component of competitive total compensation based on market data.

Formation grants

During our formation in 2012, our then sole director granted options to certain of our officers and employees, including Messrs. Sillerman, Slater and Finkel, to retain top talent and drive long-term shareholder value creation. Mr. Sillerman was granted options to purchase 2,500,000 shares with an exercise price of $2.00 per share, vesting in five equal installments of 500,000 shares each, commencing on the date of grant and then on January 1 of each year starting January 1, 2014. Mr. Slater was granted options to purchase 1,000,000 shares with an exercise price of $2.00 per share, vesting in five equal installments of 200,000 shares each, commencing on the date of grant and then on January 1 of each year starting January 1, 2013. Mr. Finkel was granted options to purchase 2,000,000 shares with an exercise price of $2.00 per share, vesting in five equal installments of 400,000 shares each, commencing on the date of grant and then on December 31 of each year starting December 31, 2013. These option grants were subsequently reviewed by our compensation committee.

These options, among others, were granted at prices ranging from $2.00 to $4.00 per share, which in the view of management and subsequently our compensation committee, represented the fair market value of our common stock at the time of grant. The options were granted for a term not exceeding ten years and generally vest over various periods up to five years. While some of these grants were documented at a later date in 2012, some were not fully documented until 2013. As a result of the concerns with respect to contemporaneous documentation of the our option grants, we recorded compensation expense with respect to option grants at the time it was believed that the documentation of such grants met all key criteria under ASC 718 and could be evidenced (referred to as the measurement date). In some cases this was 2013, and accordingly, our financial statements for 2012 contain no expense related to those stock option awards. The fair value of common stock on the measurement date has been used solely to record compensation expenses in our consolidated financial statements.

Other awards

In addition, in 2012 and 2013, Mr. Sillerman was granted options and 1.1 million shares of restricted stock in recognition of the Company's performance under his leadership, his individual performance achievements, including with respect to our acquisitions, providing structuring advice, and supporting our capital raising activities, and to encourage his retention with the company, including through our transition to a public company. Each of the option grants and the restricted stock grants have service-based vesting components and vest on the third anniversary of each grant or upon a change in control, subject to Mr. Sillerman's continued employment with the Company through such date. The options and restricted stock are also subject to accelerated vesting under certain conditions pursuant to the terms of Mr. Sillerman's employment agreement, as more fully discussed below under the caption "Potential Payments Upon Terminations of Employment or Following a Change in Control."

The option and restricted stock grants were made pursuant to our 2013 Supplemental Equity Compensation Plan. The terms of this plan are substantially similar to our 2013 Equity Compensation Plan, as more fully discussed below under the caption "Equity Incentive Plan," however, other than those shares issued to Mr. Sillerman, we consider this plan to be terminated and do not intend to make additional issuances under the plan.

Executive compensation

The below chart provides the date of grant of each non-formation option granted to Mr. Sillerman, the number of the shares that may be purchased under each option, and the exercise price per share of each option.

Date of Grant	Option Shares	Exercise Price Per Share

December 31, 2012	700,000	$5.00
December 31, 2012	700,000	$7.50
December 31, 2012	700,000	$10.00
February 11, 2013	500,000	$5.00
February 11, 2013	750,000	$7.50
February 11, 2013	1,000,000	$10.00
March 12, 2013	5,000,000	$5.00

Equity incentive plan

Our board of directors has adopted, and our stockholders have approved, the 2013 Equity Compensation Plan, or the 2013 Plan. The 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

Authorized Shares.    A total of 11,250,000 shares of our common stock have been reserved for issuance pursuant to the 2013 Plan, of which 9,022,375 shares are currently subject to issued and outstanding awards.

Plan Administration.    Our compensation committee administers the 2013 Plan. Subject to the provisions of the 2013 Plan, our compensation committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise.

Stock Options.    The exercise price of options granted under the 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal to at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2013 Plan, the compensation committee determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for 90 days. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock may be granted under the 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares of restricted stock granted to any employee, director, or consultant. The compensation committee may impose whatever conditions to vesting it determines to be appropriate (for example, the compensation committee may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the compensation committee, in its sole discretion, may

Executive compensation

accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Restricted stock units may be granted under the 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The compensation committee determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the compensation committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Transferability of Awards.    Unless the compensation committee provides otherwise, the 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the compensation committee will adjust the number and class of shares that may be delivered under the 2013 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2013 Plan.

Change of Control.    The 2013 Plan provides that in the event of a change of control, as defined under the 2013 Plan, each outstanding award will fully vest, unless otherwise determined by the compensation committee; provided that upon a change of control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the compensation committee determines otherwise, all outstanding options that are not exercised shall be assumed by, or replaced with comparable options by, the surviving corporation (or a parent or subsidiary of the surviving corporation).

Amendment; Termination.    Our compensation committee has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. The 2013 Plan automatically terminates in 2023, unless we terminate it sooner.

Executive compensation

 OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

The following table includes certain information with respect to all equity awards that remain outstanding as of December 31, 2012 for our named executive officers.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(5)	Option Expiration Date	Plan Awards: Number of Unearned Shares That Have Not Vested (#)		Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)

Robert F.X. Sillerman	500,000	(1)	2,000,000	(1)	2.00	3/1/2022	100,000	(6)	500,000
	—		700,000	(2)	5.00	12/31/2019
	—		700,000	(2)	7.50	12/31/2019
	—		700,000	(2)	10.00	12/31/2019
Mitchell Slater	400,000	(3)	600,000	(3)	2.00	3/1/2022
Sheldon Finkel	400,000	(4)	1,600,000	(4)	2.00	3/1/2022

(1)
Of these options granted on March 1, 2012, 500,000 vested immediately and the remaining 2,000,000 will vest in four equal installments on January 1 of each year starting January 1, 2014, subject to the grantee remaining employed with us through such dates. Our financial statements do not show these options as being outstanding on December 31, 2012 because they recognize these options as having been awarded in 2013 rather than in 2012. See "—Equity incentives—Formation grants."

(2)
This option was granted on December 31, 2012. This option vests on December 31, 2015, subject to Mr. Sillerman remaining employed with us through such date.

(3)
Of these options granted on March 1, 2012, 200,000 vested immediately, 200,000 vested on January 1, 2013 and the remaining 600,000 will vest in three equal installments on January 1 of each year starting January 1, 2014, subject to the grantee remaining employed with us through such dates. Our financial statements do not show these options as being outstanding on December 31, 2012 because they recognize these options as having been awarded in 2013 rather than 2012. See "—Equity incentives—Formation grants."

(4)
Of these options granted on March 1, 2012, 400,000 vested immediately and the remaining 1,600,000 will vest in four equal installments on December 31 of each year starting December 31, 2013, subject to the grantee remaining employed with us through such dates.

(5)
The exercise price of stock options granted was determined by our board of directors or our compensation committee.

(6)
Award was granted on December 31, 2012. These restricted shares vest on December 31, 2015, subject to Mr. Sillerman remaining employed with us through such date.

POTENTIAL PAYMENTS UPON TERMINATIONS OF EMPLOYMENT OR FOLLOWING A CHANGE IN CONTROL

The employment agreement with Mr. Sillerman provides that, upon a termination of Mr. Sillerman's employment with the Company (i) by the Company without "cause," (ii) by Mr. Sillerman due to "constructive termination without cause," (iii) in the event of a "change of control" of the Company or (iv) resulting from the death or disability of Mr. Sillerman, the Company shall make a payment to Mr. Sillerman (or his estate, as applicable) subject to his execution of a release of claims, in the amount of $5,000,000, plus a payment equal to a pro-rated annual bonus based on Mr. Sillerman's

Executive compensation

prior year's bonus. In addition, upon such a termination, or upon our election not to renew Mr. Sillerman's employment at the end of his term, all previously issued but unvested stock options and restricted stock issued to Mr. Sillerman shall accelerate. Under the employment agreement with Mr. Sillerman, the Company must also pay costs subject to his execution of a release of claims, associated with Mr. Sillerman's health and dental benefits for a period of 12 months following his termination without cause, due to constructive termination without cause, a change of control, or death.

The employment agreement with Mr. Slater provides that, upon a termination of Mr. Slater's employment with the Company (i) by the Company without "cause," (ii) by Mr. Slater due to "constructive termination without cause," (iii) in the event of a "change of control" of the Company or (iv) resulting from the death or disability of Mr. Slater, the Company shall make a payment to Mr. Slater (or his estate, as applicable), subject to his execution of a release of claims, in the amount of $2,000,000, plus a payment equal to a pro-rated annual bonus based on Mr. Slater's prior year's bonus. In addition, upon such a termination, or upon our election not to renew Mr. Slater's employment at the end of his term, all previously issued but unvested stock options and restricted stock issued to Mr. Slater shall accelerate. Under the employment agreement with Mr. Slater, the Company must also pay costs, subject to his execution of a release of claims, associated with Mr. Slater's health and dental benefits for a period of two months following his termination without cause, due to constructive termination without cause, a change of control or death.

The employment agreement with Mr. Finkel provides that, upon a termination of Mr. Finkel's employment with the Company (i) by the Company without "cause," (ii) by Mr. Finkel due to "constructive termination without cause" or (iii) resulting from the death or disability of Mr. Finkel, the Company shall make a severance payment to Mr. Finkel (or his estate, as applicable), subject to his execution of a release of claims, in the amount equal to six months current base salary, plus a payment equal to a pro-rated annual bonus based on Mr. Finkel's prior year's bonus. In addition, upon such a termination, or upon our election not to renew Mr. Finkel's employment at the end of his term, all previously issued but unvested stock options and restricted stock issued to Mr. Finkel shall accelerate. Under the employment agreement with Mr. Finkel, the Company must also pay costs, subject to his execution of a release of claims, associated with Mr. Finkel's health and dental benefits for a period of two months following his termination without cause, due to constructive termination without cause or death.

DIRECTOR COMPENSATION—YEAR ENDED DECEMBER 31, 2012

Name	Fees earned or paid in cash ($)(1)	Stock awards(2)	Option awards ($)(2)	Total ($)

Edward Simon	$22,250	—	$369,932	$392,182
Joseph F. Rascoff	$23,750	—	$369,932	$393,682
John Miller	$22,250	—	$369,932	$392,182
Dr. Andrew N. Bazos	$9,375	$9,375	$369,932	$388,682
D. Geoffrey Armstrong	$7,250	—	$369,932	$377,182

(1)
Represents the amounts of all fees earned or paid in cash for services as a director in 2012. Our director compensation program is described in more detail below.
(2)
Represents the grant date fair value determined in accordance with FASB ASC Topic 718 for share awards and option awards granted to our non-employee directors.

Executive compensation

  Our non-employee directors held the following outstanding share awards and option awards as of December 31, 2012:

Name	Outstanding restricted stock	Outstanding option awards

Edward Simon	—	125,000
Joseph F. Rascoff	—	125,000
John Miller	—	125,000
Dr. Andrew N. Bazos	1,875	125,000
D. Geoffrey Armstrong	—	125,000

Effective as of December 18, 2012, our board of directors approved a compensation program pursuant to which we provide the following compensation to our non-employee directors:

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quarterly payments of $18,750, half of which may be taken in the form of our common stock;

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$1,000 for attendance at committee meetings;

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quarterly fees of $2,500 for chairmanship of each of the compensation committee and the governance and nominating committee and $5,000 for chairmanship of the audit committee; and

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initial grants of stock options to purchase 125,000 shares of common stock, having an exercise price of $4.00 per share. The options vest as follows: 31,250 options at the time of grant and in three equal installments of 31,250 options on the next three anniversaries of the initial grant date.

We reimburse each non-employee director for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

 Certain relationships and related party transactions

AGREEMENTS WITH INDIVIDUALS AND ENTITIES AFFILIATED WITH DIRECTORS AND EXECUTIVE OFFICERS

In February 2012, SFX EDM Holdings Corporation issued and sold an aggregate of 36,000,000 shares of its common stock at par value to our founder, Chief Executive Officer and chairman, Robert F.X. Sillerman, and funds controlled by him. SFX subsequently acquired SFX EDM Holdings Corporation when the stockholders of SFX EDM Holdings Corporation exchanged all of their shares for a like amount of shares of our common stock under share exchange agreements between and among SFX, SFX EDM Holdings Corporation and the stockholders of SFX EDM Holdings Corporation.

Pursuant to nominee agreements, multiple record holders of our common stock, including certain members of our management and funds controlled by Mr. Sillerman, assigned all of their title and interest in an aggregate of 19,124,000 shares to Mr. Sillerman, as their nominee.

On October 29, 2012, we issued and sold 2,500,000 shares of our common stock at a price per share of $4.00 to Mr. Sillerman for an aggregate purchase price of $10.0 million. We used the proceeds to pay the initial acquisition costs in our joint venture arrangement with ID&T. At the time of the issuance of these shares, our board of directors agreed that Mr. Sillerman may sell these shares to unaffiliated third persons during our capital raising process. Mr. Sillerman subsequently transferred these shares to unaffiliated third-parties.

During 2012, we had a shared services arrangement with Circle Entertainment Inc., or Circle, a company substantially owned and controlled by Mr. Sillerman, pursuant to which we paid Circle for shared office space and office support services, as well as the use of certain of Circle's legal and secretarial employees. For the year ended December 31, 2012, we incurred costs under this arrangement of $0.2 million and paid $0.05 million. This arrangement was memorialized in a written agreement on January 4, 2013. During the period ended March 31, 2013, we incurred no additional costs and paid Circle a total of $0.2 million.

During 2012, we had a shared services arrangement with Viggle Inc., or Viggle, a company substantially owned and controlled by Mr. Sillerman, pursuant to which we paid Viggle for the costs of certain tax, accounting and financial processing services incurred on our behalf. For the year ended December 31, 2012, we incurred costs under this arrangement of $0.012 million and paid $0.007 million. This arrangement was memorialized in a written agreement on January 4, 2013. During the period ended March 31, 2013, we incurred costs of $0.1 million and paid Viggle $0.02 million.

Pursuant to subscription agreements with three separate investors entered into in June 2012 with respect to an aggregate of 5,750,000 shares, Mr. Sillerman granted certain tag-along rights to the three investors that would permit them to participate in any transfer to an unaffiliated third-party by Mr. Sillerman and/or his affiliates of their shares. These tag-along rights will expire immediately prior to the pricing of this offering.

In the early stages of our development, MJX, LLC, a company owned 100% by Mr. Sillerman, funded the travel and entertainment expenses incurred by our consultants and employees who were assisting in meeting with potential acquisition targets. As of December 31, 2012, we owed MJX, LLC $0.5 million. During the period ended March 31, 2013, we paid MJX, LLC $0.6 million and have no balance with MJX, LLC as of April 15, 2013.

Certain relationships and related party transactions

On December 31, 2012, we issued a promissory note to Mr. Sillerman in the principal amount of $7.0 million (the "$7.0 million Promissory Note"). The $7.0 million Promissory Note had an interest rate of 9% per annum and a maturity date of March 31, 2013. Under the terms of the $7.0 million Promissory Note, we were required to repay the outstanding principal and interest by (i) one-third of the amounts raised in our equity offerings and (ii) 100% of the amounts raised in debt financings over $15.0 million after December 31, 2012. As of April 3, 2013, the entire promissory note had been repaid.

Other than compensation agreements and other arrangements which are described under "Executive compensation" and the transactions described above, since January 1, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

INDEMNIFICATION

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, we have entered into indemnification agreements with our directors and officers and some of our executives have certain indemnification rights arising under their employment agreements with us.

 Material United States tax considerations for non-United States holders of common stock

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased pursuant to this offering that may be relevant to non-U.S. holders (as defined below) who hold shares of our common stock as capital assets.

This discussion does not address the U.S. state and local, U.S. federal gift, or non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common stock.

As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

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an individual citizen or resident of the United States;

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a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual may, subject to certain exceptions, be deemed to be a U.S. resident for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we suggest that you consult your own tax advisor as to the particular U.S. federal income and estate tax consequences applicable to you.

This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the "IRS") or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific non-U.S. holders in light of their particular circumstances or to non-U.S. holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, partnerships or other pass-through entities, hybrid entities, insurance companies, tax-exempt entities,

Material United States tax considerations for non-United States holders of common stock retirement plans, brokers or dealers in securities, U.S. expatriates, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other risk-reduction or integrated investment, controlled foreign corporations, passive foreign investment companies, and persons who hold or receive our common stock as compensation).

Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

DIVIDENDS

A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as a return of capital reducing your tax basis in your shares of common stock and, to the extent it exceeds your tax basis, as gain realized on the sale or other disposition of our common stock subject to the rules discussed under "Sale, Exchange or Other Disposition."

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (a) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper IRS documentation, or (b) the dividends are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual and corporate rates applicable to U.S. persons.

Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be exempt from U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty.

Non-U.S. holders that do not timely provide us or our agent with the required certification, but that are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

SALE, EXCHANGE OR OTHER DISPOSITION

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless:

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such non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met;

Material United States tax considerations for non-United States holders of common stock

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the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment of such non-U.S. holder); or

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we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the 5-year period preceding the disposition or the non-U.S. holder's holding period for our common stock unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. Generally, a U.S. corporation is treated as a United States real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or U.S. corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty. Backup withholding tax may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign

Material United States tax considerations for non-United States holders of common stock broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also perform backup withholding on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. holder or you otherwise establish an exemption. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documenting evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

FEDERAL ESTATE TAX

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

LEGISLATION AFFECTING TAXATION OF COMMON STOCK HELD BY OR THROUGH FOREIGN ENTITIES

Under legislation enacted in 2010, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a "foreign financial institution" (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners or complies with local laws that implement an intergovernmental agreement relating to this new legislation between its country and the United States. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. The withholding taxes described above will apply to dividend payments made after December 31, 2013 and payments of gross proceeds made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. Non-U.S. holders are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

NEW TAX ON INVESTMENT INCOME

Recent legislation would require individuals, estates and trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of our common stock, but exempts from such tax non-resident alien individuals. Newly published proposed regulations, upon which, by their terms, taxpayers may rely until final regulations are promulgated, exempt from the tax non-U.S. trusts and estates all of whose beneficiaries are non-U.S. persons. Such proposed regulations reserve on the treatment of non-U.S. trusts and estates with U.S. beneficiaries. Prospective investors

Material United States tax considerations for non-United States holders of common stock should consult their tax advisors regarding the tax consequences of the new legislation and the proposed regulations on the ownership and disposition of our common stock.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S. federal, state or local tax laws or non-U.S. tax laws and any applicable income or estate tax treaty.

 Principal stockholders

We had 63,662,902 shares of common stock outstanding as of April 23, 2013, which were owned by approximately 24 record holders.

The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the shares of our common stock offered hereby, by:

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each person known to own beneficially more than 5% of the capital stock;

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each of our directors;

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each of our named executive officers; and

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all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing that holder's ownership percentage, but not any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

			Percent of common stock beneficially owned after the offering assuming no exercise of the over-allotment option	Percent of common stock beneficially owned after the offering assuming full exercise of the over-allotment option
	Number and percent of common stock beneficially owned prior to the offering
Name of beneficial owners	Number	Percent

5% Stockholders:
Robert F.X. Sillerman(1)	37,300,000	58.1%
Entertainment Events Funding LLC(2)	4,000,000	6.3%
ID&T Holding B.V.(3)	4,500,000	7.0%
Officers and Directors:
Robert F.X. Sillerman(1)	37,300,000	58.1%
Mitchell Slater(4)	2,400,000	3.7%
Edward Simon(5)	31,250	*
Joseph F. Rascoff(5)	31,250	*
John Miller(6)	139,250	*
Dr. Andrew N. Bazos(7)	33,125	*
D. Geoffrey Armstrong(8)	391,250	*
Shelly Finkel(9)	1,400,000	2.2%
ALL DIRECTORS AND EXECUTIVE OFFICERS (12 Persons)	43,906,125	66.7%

*
Less than 1% of our outstanding common stock.

Principal stockholders

(1)
Includes 19,124,000 shares that Mr. Sillerman holds on behalf of multiple record holders of our common stock pursuant to nominee agreements. Also includes: (i) 16,876,000 shares held personally by Mr. Sillerman, (ii) 800,000 shares of unvested restricted stock over which Mr. Sillerman has voting power and (iii) exercisable options to purchase 500,000 shares.
(2)
The address of Entertainment Events Funding LLC is c/o Och-Ziff Capital Investments LLC, 9 West 57th Street, New York, NY 10019. Daniel S. Och, as Chief Executive Officer of Och-Ziff Capital Management Group LLC, (a) the sole shareholder of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of OZ Master Fund, Ltd., and (b) the sole member of Och-Ziff Holding LLC, the General Partner of OZ Advisors II, LP, the General Partner of OZ Global Special Investments Master Fund, L.P., which are the members of Entertainment Events Funding LLC, may be deemed to have voting and/or investment control of the shares held by Entertainment Events Funding LLC. Mr. Och disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest therein.
(3)
The address of ID&T Holding B.V. is De Entree 300, 1101 EE Amsterdam. Includes: (i) 4,000,000 shares, and (ii) exercisable warrants to purchase 500,000 shares.
(4)
Includes: (i) exercisable options to purchase 400,000 shares and (ii) 2,000,000 shares subject to nominee agreement naming Mr. Sillerman as nominee with respect to such shares.
(5)
Includes exercisable options to purchase 31,250 shares.
(6)
Includes: (i) exercisable options to purchase 31,250 shares and (ii) 1,875 shares.
(7)
Includes: (i) exercisable options to purchase 31,250 shares and (ii) 108,000 shares subject to nominee agreement naming Mr. Sillerman as nominee with respect to such shares.
(8)
Includes: (i) exercisable options to purchase 31,250 shares and (ii) 360,000 shares subject to nominee agreement naming Mr. Sillerman as nominee with respect to such shares.
(9)
Includes: (i) exercisable options to purchase 400,000 shares and (ii) 1,000,000 shares subject to nominee agreement naming Mr. Sillerman as nominee with respect to such shares.

 Description of capital stock

GENERAL

Immediately following this offering we will have             shares of our common stock issued and outstanding. Our certificate of incorporation provides that our authorized capital stock will consist of an aggregate number of 300,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

Voting

The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.

Dividend rights

Holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.

PREFERRED STOCK

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Stock Market, which would apply so long as the shares of common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Description of capital stock

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

OPTIONS

As of April 23, 2013, there were outstanding options to purchase 17,770,500 shares of our common stock subject to our equity compensation plans with a weighted average price of $4.46 per share. In addition, we intend to grant options to purchase approximately 575,000 shares of our common stock at the initial public offering price immediately prior to the closing of this offering.

WARRANTS

As of April 23, 2013, there were outstanding warrants to purchase 500,000 shares of our common stock with a weighted average price of $2.50 per share.

REGISTRATION RIGHTS

We have entered into various agreements with certain holders of our common stock granting them the right, subject to certain limitations, to include the resale of their shares in certain registration statements we file with the Securities and Exchange Commission ("SEC"). We have also agreed with certain of these parties to file a registration statement for our initial public offering within certain time periods. These stockholders include both investors who purchased shares of our common stock in private placements as well as sellers of businesses that we have acquired who received shares of our common stock as consideration in the acquisition.

Registration of these shares under the Securities Act would result in the shares becoming eligible for sale under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by holders of these shares could adversely affect the trading prices, if any, of our common stock.

DDP, LIC and MMG Acquisitions

Pursuant to certain registration rights agreements entered into by us with the sellers of DDP, LIC and MMG holders of up to 2,461,027 shares of our common stock will have the right to participate in future registrations of securities. If we propose to file a registration statement under the Securities Act relating to an offering for our own account (other than the initial registration statement for an offering for our own account or a registration statement for an offering to our officers or employees pursuant to an employee benefit plan or in connection with the acquisition of a business) or the account of others, such stockholders will have the right to request that we include their shares of common stock in any such registration statement, subject to specified limitations. In connection with the registration rights, we may limit, including entirely, the number of these investors' shares if the managing underwriters for the relevant public offering determine that the inclusion of those shares would be detrimental to the marketing of the offering. In such case, the shares to be included in the registration shall be reduced pro rata based on the number of shares of common stock each stockholder has requested to include and the aggregate number of shares the stockholders have received. These piggyback registration rights terminate upon the earliest to occur of (1) December 31, 2014, (2) such time as all of the registrable securities have been disposed of pursuant to and in accordance with the

Description of capital stock

registration statement or Rule 144 of the Securities Act or (3) such time as all the registrable securities of a particular holder may be resold pursuant to Rule 144 without volume limitations.

ID&T JV and ID&T Option

Pursuant to our joint venture with ID&T, we agreed to use commercially reasonable efforts to register for resale with the SEC ID&T's 2,000,000 shares and shares issuable upon exercise of the warrants issued in connection with the joint venture and to pursue our initial public offering. Under the ID&T Option, we agreed to use commercially reasonable efforts to register for resale with the SEC the 2,000,000 shares of our common stock that were issued to ID&T upon entry into the ID&T Option and to pursue our initial public offering.

Beatport

Pursuant to the merger agreement with Beatport, we agreed to (i) use commercially reasonable efforts to include the shares of our common stock issued to the sellers of Beatport in our initial public offering (or a concurrent resale registration) and (ii) include such shares in our initial public offering (or a concurrent resale registration) on a pro rata basis with the shares of our common stock that were issued by us as consideration in our previously closed acquisitions. Additionally, following the lock-up period of this initial public offering, we agreed to use commercially reasonable efforts to register with the SEC the resale of the shares of our common stock issued to the sellers of Beatport except for shares that are then eligible for resale under Rule 144.

Insight Venture Partners

Pursuant to the subscription agreement we entered into on April 1, 2013 with Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P. we have agreed to (i) use commercially reasonable efforts to include the 1,000,000 shares of our common stock issued to them in our initial public offering (or a concurrent resale registration) and (ii) include such shares in our initial public offering (or a concurrent resale registration) on a pro rata basis with the shares of our common stock that were issued by us as consideration in our previously closed acquisitions. We also agreed to use commercially reasonable efforts to register with the SEC, following the lock-up period of this initial public offering, the resale of the shares of our common stock issued to the three investors, except for shares that are eligible for resale under Rule 144 following our initial public offering.

LOCK-UP AGREEMENTS

In connection with our acquisitions of certain businesses, we entered into lock-up agreements with some of our stockholders. The lock-up agreements provide that the stockholders may not, subject to certain exemptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock. Lock-up agreements with respect to 1,786,467 shares of our common stock expire on August 15, 2013, and lock-up agreements with respect to 1,674,560 shares expire on December 31, 2013.

Pursuant to our joint venture with ID&T, ID&T may not transfer prior to March 15, 2014, the 2,000,000 shares of our common stock or warrants to purchase our shares (or the shares underlying the warrants) that were each issued in connection with the joint venture.

In addition, under the ID&T Option, ID&T may not transfer the 2,000,000 shares of our common stock issued to them upon entry into the ID&T Option until after March 20, 2014.

Description of capital stock

 REPURCHASE RIGHTS

Under a letter agreement with Baron Small Cap Fund, dated October 28, 2012, we agreed, that if the SEC has not declared effective a registration statement covering the resale of the shares of our common stock held by this investor by January 15, 2013, we will repurchase its shares at the initial purchase price over a ten-month period on a pro rata basis. As of the date of this prospectus, this investor held 2,500,000 shares of our common stock, which it purchased for $4.00 per share. In addition, due to the "most favored nation" rights we have granted to Entertainment Events Funding LLC under its subscription agreement, we would be required to offer it a similar repurchase right in which it could force us to repurchase its shares over a ten-month period. As of April 23, 2013, Entertainment Events Funding LLC held 4,000,000 shares of our common stock, which it purchased for $2.50 per share.

Pursuant to our joint venture with ID&T, we have agreed that if we do not complete our initial public offering by May 26, 2014, then ID&T can require us to purchase for an aggregate purchase price of $10.0 million all of the shares of common stock and warrants to purchase our shares that are held by ID&T that were issued in connection with the joint venture. As of April 23, 2013, ID&T owns 2,000,000 shares of our common stock and warrants to purchase 500,000 shares of our common stock that were issued in connection with the joint venture. For a period of five years beginning in the year ended December 31, 2013, ID&T will also be entitled to receive 100,000 warrants to purchase shares of our common stock if the joint venture has achieved an EBITDA of $7.0 million or more in the prior fiscal year. Under the ID&T Option, we have agreed that if we exercise the ID&T Option but do not complete our initial public offering by March 20, 2014, then ID&T can require us to purchase all the shares of our common stock then held that were issued to them in connection with the issuance of the ID&T Option at a purchase price of $10 per share. As of April 23, 2013, ID&T owns 2,000,000 shares of our common stock that were issued at the time of entry into the ID&T Option.

Under our acquisition agreement with DDP, we agreed to repurchase for $5.00 per share the 1,000,000 shares issued to the seller of DDP, at its election, if we did not by June 30, 2014 have a registration statement declared effective or our shares were not registered pursuant to Section 12 of the Exchange Act.

Pursuant to our merger agreement with Beatport, we have agreed that on or after March 15, 2014, the former equity holders of Beatport shall have the right to require us to repurchase from them the shares of our common stock issued as consideration in the merger (whether or not such shares are held in escrow) for an amount equal to $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, other similar event), provided this right shall not apply to any shares that have been registered in our initial public offering at an additional offering price of at least $5.00 per share or in a subsequent resale registration or are subsequently eligible for resale under Rule 144 following such initial public offering.

Pursuant to the subscription agreement we entered into on April 1, 2013 with Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P. we have agreed that, on or after March 15, 2014, Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P. will have the right to require us to repurchase for an amount equal to $10.00 per share any of their 1,000,000 shares of our common stock that have not been registered in our initial public offering, registered in a resale registration following such initial public offering, or are not, following such initial public offering, eligible for resale under Rule 144. Further, if prior to the date that such 1,000,000 shares are registered for resale or are eligible for resale under Rule 144, we enter into an agreement for the acquisition by any third party purchasers of beneficial ownership of more than 50%

Description of capital stock

of the voting power of our voting stock (including by merger or consolidation) or the sale of all of our assets to a third-party in one or a series of related transaction, then exercise of this repurchase right shall automatically accelerate and become exercisable. If we do not pay to the investors the repurchase price of $10.00 per share within 10 business days following receipt of notice from the investors of their exercise of this repurchase right, then the repurchase price of $10.00 per share will increase at a rate of 10% per annum (compounded quarterly) until the date of payment.

PRE-EMPTIVE AND OTHER RIGHTS

Under the subscription agreement with Entertainment Events Funding LLC, we granted such investor pre-emptive rights to purchase its pro rata portion of any new securities (other than certain excluded securities) that we may from time to time propose to issue or sell to any party. The investor has five business days to close on the purchase of its pro rata portion of any new securities (other than excluded securities) following notice of the offering. These preemptive rights expire at the time the SEC declares effective a registration statement on Form S-1 that covers a primary offering by us or a secondary offering for the accounts of others. In addition, due to the "most favored nation" rights we have granted to Entertainment Events Funding LLC under its subscription agreement, we may be required to offer it similar rights that we may grant or have granted to others. The "most favored nation" right also expires at the time of this offering.

Under a letter agreement with Baron Small Cap Fund, dated October 28, 2012, we agreed, that if the public offering price of (a) our first primary offering of shares or (b) the investor's resale secondary offering of its shares of our stock, is for less than $4.00 per share, we would issue additional shares to the investor so that it would own an aggregate number of shares as if it purchased its shares at the public offering price instead of its $4.00 per share purchase price. We also agreed to issue additional shares to the investor on substantially the same terms as provided in the previous sentence, if we sell shares at an issuance price of less than $4.00 per share at any time prior to the date the SEC declares effective a resale registration statement covering the investor's shares, and we use the proceeds of such stock sale to redeem $10.0 million of shares that were purchased by Robert F.X. Sillerman.

Pursuant to the subscription agreement with Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P., dated April 1, 2013, we agreed that if the public offering price of the common stock in our initial public offering is less than $10.00 per share, we would issue additional shares to each of these investors so that each would own an aggregate number of shares as if it purchased its shares at our initial public offering price instead of the $10.00 per share purchase price.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

Certificate of incorporation and bylaws

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in our best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Calling of special meetings of stockholders; advanced notice provision

Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman, the President, the Chief Executive Officer, our board of directors, or at the request in writing of the holders of not less than 30% of all of the outstanding shares of the

Description of capital stock

corporation entitled to vote. Stockholders are not otherwise permitted to call, or to require that the board of directors call, a special meeting of stockholders.

Board size; filling of vacancies

Our certificate of incorporation and bylaws provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by a majority vote of our remaining directors in office. Any vacancies in our board of directors, however occurring, will be filled solely by a majority vote of our remaining directors in office.

Pursuant to the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company's amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides any action required or permitted to be taken by our stockholders may not be effected by consent in writing by such stockholders unless such action is recommended by all directors then in office.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not permit cumulative voting.

Amendment of the bylaws

Our certificate of incorporation and bylaws provide that the board of directors may adopt, amend, or repeal our bylaws. Our certificate of incorporation also permits our stockholders to adopt, amend, or repeal the bylaws upon the vote of the holders of a majority of the voting power of the common stock entitled to vote generally in an election of the directors.

Limits on ability of stockholders to elect directors

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Our certificate of incorporation provides that the number of directors constituting the whole board of directors may only be fixed by the board of directors. In addition, our certificate of incorporation and bylaws provide that, subject to the rights of holders of any one or more series of preferred stock then outstanding, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies which the holders of any class or classes of stock or series of stock are entitled by the certificate of incorporation to fill) shall, unless otherwise required by resolution of the board of directors, be filled by, and only by, the board of directors pursuant to a resolution adopted by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Description of capital stock

Limits on ability of stockholders to remove directors

Our bylaws provides that any director may be removed, with or without cause, by the stockholders only with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Limitations on liability and indemnification of officers and directors

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director, except for liability:

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for any breach of a director's duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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under Section 174 of the Delaware General Corporation Law; or

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for any transaction from which a director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification by us of any person serving as a director, officer, employee or other agent to the fullest extent permissible under the Delaware General Corporation Law. In addition, we have purchased a directors' and officers' insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, in their capacity as officers and directors. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might benefit us and our stockholders.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

DELAWARE TAKEOVER STATUTE

We are not subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board

Description of capital stock

of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent's address is 17 Battery Place, New York, New York, 10004.

LISTING

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol "SFXE."

 Shares eligible for future sale

SHARES COVERED BY THIS PROSPECTUS

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding         shares of common stock, after giving effect to the issuance of    shares of common stock in this offering and assuming no exercise of the underwriters' option to purchase additional shares.

Of the shares to be outstanding immediately after the closing of this offering, the         shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Lock-up agreements

We, all of our directors and executive officers and holders of substantially all of our currently outstanding capital stock have agreed that, subject to certain exceptions, without the prior written consent of UBS Securities LLC, Barclays Capital Inc. and Jefferies LLC, we and they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for our common stock. Further, we and each such person have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or warrants or other rights to purchase the common stock.

Additionally, in our acquisitions of certain target companies, we entered into lock-up agreements with some of our stockholders. The lock-up agreements with respect to 1,786,467 shares of our common stock provide that the stockholder parties may not, subject to certain exemptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock prior to August 15, 2013. The lock-up agreements with respect to an additional 1,674,560 shares of our common stock hold the stockholder parties to similar lock-up restrictions, but those lock-up agreements terminate on December 31, 2013.

Pursuant to our joint venture with ID&T, ID&T may not transfer prior to March 15, 2014, the 2,000,000 shares of our common stock or warrants to purchase our shares (or the shares underlying the warrants) that were each issued in connection with the joint venture.

Shares eligible for future sale

In addition, under the ID&T Option, ID&T may not transfer the 2,000,000 shares of our common stock issued to them upon entry into the ID&T Option until after March 20, 2014.

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner that is not one of our affiliates, would be entitled to sell those shares under Rule 144. For sellers who are our affiliates, sales within any three-month period a number of shares may not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after this offering, and

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the average weekly trading volume in our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below and this six-month holding period         shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions.

A person may sell shares of common stock acquired from us without regard to manner of sale, the availability of public information about us or volume limitations, if:

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the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

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the person has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates.

Upon the expiration of the 180-day lock-up period described below, and this six-month holding period approximately         shares of common stock will be eligible for sale by non-affiliates under Rule 144.

We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

RULE 701 AND FORM S-8

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                           shares of our common stock will be eligible for sale in accordance with Rule 701.

In addition, following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options under our 2013 Equity Compensation Plan. Shares of our common stock issued under the Form S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Shares eligible for future sale

REGISTRATION RIGHTS

Upon the closing of this offering, the holders of             shares of our common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

 Underwriting

UBS Securities LLC, Barclays Capital Inc. and Jefferies LLC (collectively, the "Representatives") are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares

UBS Securities LLC
Barclays Capital Inc.
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares as described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                           additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, our stockholders and our option and warrant holders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of

Underwriting

publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the NASDAQ Global Market under the symbol "SFXE."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by SFX Entertainment, Inc.
	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $          million, which includes an amount not to exceed $             that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

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Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

O
"Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

O
"Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

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Covering transactions involve purchases of shares either pursuant to the underwriters' over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

O
To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

O
To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

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Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Underwriting

Pursuant to the underwriting agreement we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In particular, Barclays Bank Plc, is the administrative agent, UBS Securities LLC is the syndication agent and Jefferies Group LLC is the documentation agent under our First Lien Term Loan Facility. The First Lien Term Loan Facility was negotiated on an arm's length basis and contained or contains customary terms pursuant to which those parties received or receive customary fees and reimbursement for out-of-pocket costs.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

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to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

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in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure

Underwriting

implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Underwriting

 NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

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a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

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to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

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where no consideration is or will be given for the transfer; or

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where the transfer is by operation of law.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Underwriting

 NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

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you confirm and warrant that you are either:

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a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

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a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

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a person associated with the company under section 708(12) of the Corporations Act; or

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a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

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you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

 Experts

The consolidated financial statements of SFX Entertainment, Inc. and subsidiaries as of December 31, 2011 and December 31, 2012, for the period from July 7, 2011 (inception) to December 31, 2011 and for the year ended December 31, 2012 and Beatport, LLC as of December 31, 2011 and December 31, 2012 and for the years ended December 31, 2011 and December 31, 2012 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The combined financial statements of Life in Color (Limited Liability Companies) as of July 31, 2012 and for the period then ended and as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011, included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Nightlife Holdings, LLC and subsidiaries as of December 31, 2012, 2011 and 2010 and for the period ended December 31, 2012, and for each of the two years in the period ended December 31, 2011, and the financial statements of Disco Productions, Inc. as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011, included in this prospectus have been so included in reliance on the reports of BDO USA, LLP, a certified public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Legal matters

The validity of the common stock we are offering will be passed upon by Reed Smith LLP, New York, New York for the company. The underwriters have been represented by White & Case LLP, New York, New York.

Where you can find more information

This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission's public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement

Experts

of which this prospectus is a part at the Securities and Exchange Commission's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission.

 Index to consolidated financial statements

Financial Statements—Life in Color and Affiliates (fka Dayglow and Affiliates) (Predecessor)	F-4
Report of Independent Registered Accounting Firm	F-5
Combined Balance Sheets—July 31, 2012, December 31, 2011 and 2010	F-6
Combined Statements of Operations and Members' Equity (Deficit)—For the seven month period ended July 31, 2012 and for the years ended December 31, 2011 and 2010	F-7
Combined Statements of Cash Flows—For the seven month period ended July 31, 2012 and for the years ended December 31, 2011 and 2010	F-8
Notes to Combined Financial Statements	F-9
Financial Statements—SFX Entertainment, Inc. (Successor)	F-14
Report of Independent Registered Accounting Firm	F-15
Consolidated Balance Sheets—December 31, 2012 and 2011	F-16
Consolidated Statements of Comprehensive Loss—For the year ended December 31, 2012 and for the period from July 7, 2011 (Inception) through December 31, 2011	F-17
Consolidated Statements of Stockholders' Equity/(Deficit)—For the period from July 7, 2011 (Inception) through December 31, 2012	F-18
Consolidated Statements of Cash Flows—For the year ended December 31, 2012 and for the period from July 7, 2011 through December 31, 2011	F-19
Notes to Consolidated Financial Statements	F-20
Financial Statements of Acquired Companies
Disco Productions, Inc.—Annual statements	F-41
Independent Auditors' Report	F-42
Balance Sheets—December 31, 2011 and 2010	F-43
Statements of Income and Accumulated Deficit—For the years ended December 31, 2011 and 2010	F-44
Statements of Cash Flows—For the years ended December 31, 2011 and 2010	F-45
Notes to Financial Statements	F-46
Disco Productions, Inc.—Interim statements	F-51
Balance Sheets—June 19, 2012 (unaudited) and December 31, 2011 (audited)	F-52
Statements of Operations and Accumulated Deficit (Unaudited)—For the period ended June 19, 2012 (Unaudited) and the six months ended June 30, 2011	F-53
Statement of Cash Flows (Unaudited)—For the period ended June 19, 2012 and for the six months ended June 30, 2011	F-54
Notes to Unaudited Financial Statements	F-55
Nightlife Holdings, LLC—Annual statements	F-62
Independent Auditor's Report	F-63
Balance Sheets—December 31, 2012, 2011 and 2010	F-65
Statements of Income and Members' Equity—For the period ended December 31, 2012 and for the years ended December 31, 2011 and 2010	F-66
Statements of Cash Flows—For the period ended December 31, 2012 and years ended December 31, 2011 and 2010	F-67
Notes to Consolidated Financial Statements	F-68

Life In Color and Affiliates
fka Dayglow and Affiliates
(Limited Liability Companies)

Combined Financial Statements

Period Ended July 31, 2012 and Year
Ended December 31, 2011 and 2010

Life In Color and Affiliates (Limited Liability Companies)

 Report of independent registered accounting firm

To the Members
Life In Color and Affiliates
Miami, Florida

We have audited the accompanying combined balance sheets of Life In Color and Affiliates (fka Dayglow and Affiliates) (limited liability companies) (the "Company") as of July 31, 2012; December 31, 2011 and 2010 and the related combined statements of operations and members' equity (deficit), and cash flows for the period ended July 31, 2012 and the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Life In Color and Affiliates (limited liability companies) at July 31, 2012, December 31, 2011 and 2010 and the results of its operation and its cash flows for the period ended July 31, 2012 and the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States.

New York, NY
April 22, 2013

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Life In Color and Affiliates (Limited Liability Companies)

 Combined balance sheets

	July 31, 2012	December 31, 2011	December 31, 2010

Assets
Current:
Cash	$182,444	$44,414	$15,010
Accounts receivable	199,574	157,563	—
Prepaid event expenses	388,984	253,570	—
Other current assets	61,355	95,763	2,570

Total Current Assets	832,357	551,310	17,580
Property and Equipment, Net (Note 3)	723,817	559,315	2,523
Other Assets	58,806	—	—

	$1,614,980	$1,110,625	$20,103

Liabilities and Members' Equity (Deficit)
Current Liabilities:
Accounts payable	$139,206	$83,397	$3,238
Accrued expenses	538,460	316,013	—
Deferred revenue	666,630	662,797	—
Ticketfly advance	163,366	—	—
Note payable (Note 4)	159,716	83,333	—

Total Current Liabilities	1,667,378	1,145,540	3,238
Note Payable (Note 4)	—	16,667	—
Loans Payable—Members (Note 2)	440,000	565,000	—

Total Liabilities	2,107,378	1,727,207	3,238
Commitments (Note 5)
Members' Equity (Deficit) (Note 6)	(492,398)	(616,582)	16,865

	$1,614,980	$1,110,625	$20,103

See accompanying notes to combined financial statements.

Life In Color and Affiliates (Limited Liability Companies)

 Combined statements of operations and members' equity (deficit)

	Seven Month Period Ended July 31, 2012	Year ended December 31, 2011	Year Ended December 31, 2010

Revenues	$10,985,968	$9,606,232	$1,131,488
Operating Expenses:
Direct operating expenses	8,219,045	8,572,487	833,416
Selling, general and admin expenses	2,323,365	1,142,495	250,884
Depreciation and amortization	94,679	41,214	1,261

Operating Income (Loss)	348,879	(149,964)	45,927
Other Income (Expenses)	13,060	(8,483)	25,281

Net Income (Loss)	361,939	(158,447)	71,208
Members' Deficit, Beginning of Period	(616,852)	16,865	1,499
Contributions from Members	—	30,000	—
Distributions to Members	(237,755)	(505,000)	(55,842)

Members' Deficit, End of Period	$(492,398)	$(616,582)	$16,865

See accompanying notes to combined financial statements.

Life In Color and Affiliates (Limited Liability Companies)

 Combined statements of cash flows

	Seven Month Period ended July 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Cash Flows From Operating Activities:
Net income (loss)	$361,939	$(158,447)	$71,208
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	94,679	41,214	1,261
Increase (decrease) from changes in operating assets and liabilities:
Accounts receivable	(42,011)	(157,563)	—
Prepaid event expenses	(135,414)	(253,570)	—
Accounts payable	55,809	83,397	—
Accrued expenses	222,447	312,776	3,238
Deferred revenue	3,833	662,797	—
Ticketfly advance	163,366	—	—
Other assets	(24,398)	(93,195)	(1,172)

Net Cash Provided By Operating Activities	700,249	437,409	74,535

Cash Flows From Investing Activities:
Purchases of property and equipment	(259,181)	(598,005)	(3,784)

Cash Flows From Financing Activities:
Net borrowings on notes payable	59,716	100,000	—
Proceeds from (payment to) members on loans payable	(125,000)	565,000	(2,419)
Contributions from members	—	30,000	—
Distributions to members	(237,755)	(505,000)	(55,842)

Net Cash Provided By (Used In) Financing Activities	(303,039)	190,000	(58,261)

Net Increase in Cash	138,030	29,404	12,490
Cash, Beginning of Period	44,414	15,010	2,520

Cash, End of Period	$182,444	$44,414	$15,010

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$25,139	$18,000	$1,500

See accompanying notes to combined financial statements.

Life In Color and Affiliates (Limited Liability Companies)

 Notes to combined financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Life In Color and Affiliates (fka Dayglow and Affiliates) (limited liability companies) were incorporated in the State of Florida as promoters and operators of EMC-themed concerts with live entertainment. Since Life In Color and Affiliates are limited liability companies, their members are generally not liable for the debts, obligations or liabilities of the respective companies as defined below.

Basis of accounting

The accompanying combined financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Principles of combination

The accompanying combined financial statements include the accounts of Life In Color LLC ("LIC"), Committee Entertainment LLC ("CE") and Advance Concert Productions LLC ("ACP") (collectively referred to as the "Company"). The Company has been combined by virtue of common ownership and management. In addition, substantially all of ACP's revenue is earned through equipment rentals to LIC, which has been eliminated in combination along with all other significant intercompany accounts and transactions.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. Exposure to losses on trade account receivables is minimal as the promoters whom the Company partners with for ticket sales and collection of event revenues typically remit proceeds to the Company in a timely manner. The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts receivable

Accounts receivable are customer obligations due under normal trade terms. The Company partners with promoters on certain events to take responsibility for the collection of event revenues and payment of event expenses. The Company believes no allowance for doubtful accounts as of July 31, 2012 is necessary.

Prepaid event expenses

The Company routinely incurs event expenses in advance of the event date, which are recorded as prepaid event expenses. The amounts are expensed when the event takes place.

Property and equipment, and depreciation and amortization

Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are expensed as incurred and additions, renewals and betterments that materially extend the life of an asset are generally capitalized.

Life In Color and Affiliates (Limited Liability Companies)

Notes to combined financial statements (Continued)

Revenue recognition

Revenue from ticket sales from events and concerts is recognized when the performance occurs. Ticket sales collected in advance of an event date are recorded as deferred revenue.

The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenues or losses on a net basis.

According to the guidance, for the majority of the Company's events, the Company has several of the above indicators and therefore it recognizes revenue gross as a principal. Additionally, the Company charges for and collects ticketing and credit card processing surcharges and records the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in expenses.

Direct operating expenses

Direct operating expenses include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Income taxes

The Company is comprised of limited liability companies and the shareholders are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no federal corporation income tax provision has been made in the accompanying combined financial statements. The combined financial statements include a provision for various state income taxes, which amounts are immaterial. Deferred income taxes are not material to the Company's financial position or results of operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair value of financial instruments

The Company values its assets and liabilities using the methods of fair value as described in ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a three-tier fair value hierarchy, which

Life In Color and Affiliates (Limited Liability Companies)

Notes to combined financial statements (Continued)

prioritizes the inputs used in measuring fair value. The three levels of fair value hierarchy are described below:

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts of the Company's financial instruments including cash, receivables and payables are carried at cost, which approximates fair value due to the immediate and short maturity of these assets and liabilities. The Company's debt relates to related party loans and third party notes payable at market interest rates, which approximate fair value.

2. RELATED PARTY TRANSACTIONS

In December 2011, the Company executed unsecured loan agreements of $565,000 with members, $440,000 of which were outstanding as at July 31, 2012. The loans have a 5-year maturity term and bear interest at 5%. The Company is to make interest only payments on a semi-annual basis and a balloon payment at maturity.

There was $16,342 and $0 in interest expense in the seven month period ended July 31, 2012 and the year ended December 31, 2011 respectively.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	July 31, 2012	December 31, 2011	December 31, 2010	Estimated Useful Lives

Computer equipment	$20,799	$16,725	$3,381	3 years
Furniture and fixtures	17,182	15,017	403	3 years
Production equipment	822,990	570,048	—	5 years

	860,971	601,790	3,784
Less: Accumulated depreciation and amortization	(137,154)	(42,475)	(1,261)

Net property and equipment	$723,817	$559,315	$2,523

4. NOTE PAYABLE

The Company executed a $100,000 and $150,000 unsecured promissory note agreement with Treehouse International, LLC on August 2, 2011 and January 31, 2012, respectively. Total amount outstanding on these notes as of July 31, 2012 were $58,393 and $101,323, respectively. The first note

Life In Color and Affiliates (Limited Liability Companies)

Notes to combined financial statements (Continued)

has an 18-month term and bears interest at 15%, with an interest free period for the first six months while the second note has a 13-month term and bears interest at 8%. The Company is required to make monthly amortization payments of $9,583 and $13,048 respectively beginning March 2012.

There are no covenants to these notes and the notes are personally guaranteed by three of the members. In August 2012, the entire balance outstanding was repaid. There was $10,563 and $0 in interest expense in the seven month period ended July 31, 2012 and the year ended December 31, 2011, respectively.

5. COMMITMENTS

Lease commitment

The Company leases its office and warehouse facilities under noncancellable operating lease agreements, which expire on July 31, 2012 and August 31, 2014, respectively. The Company did not renew the July 31 lease and paid a monthly rent of $5,889 in August and September 2012 and moved into a temporary executive office space with a month-to-month rent of $6,906. Future minimum rental commitments are as follows:

Year ending December 31,

2012	$8,704
2013	21,222
2014	14,428

$44,354

Rent expense was $53,123, $42,574 and $5,080 for the seven month period ended July 31, 2012 and the years ended December 31, 2011 and 2010, respectively.

6. MEMBERS' EQUITY (DEFICIT)

LIC has four members, of which three members each owns 29% and the fourth member owns 13%. CE has four members, of which two members each owns 30% while the third and fourth members own 25% and 15%, respectively. ACP has six members, of which three members each owns 22% while the fourth, fifth and sixth members own 15%, 11.5% and 7.5%, respectively. Total members' equity (deficit) by entity is as follows:

	July 31, 2012	December 31, 2011	December 31, 2010

Life In Color LLC	$(461,802)	$(490,186)	$16,470
Committee Entertainment LLC	(673,877)	(443,822)	395
ACP LLC	643,281	317,426	—

	$(492,398)	$(616,582)	$16,865

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 1, 2012, the date the Company was acquired. There have been no material subsequent events after July 31, 2012 for which disclosure is required, except as noted below.

On August 1, 2012, the members sold all ownership interest in and assets of the Company for a total consideration of $11,950,000, paid as $7,917,667 in cash and $4,032,333 by shares of the purchaser's common stock. The combined financial statements do not reflect this transaction.

Consolidated Financial Statements

SFX Entertainment, Inc.

As of and for the year ended December 31, 2012 and
the period from July 7 (Inception), to December 31, 2011

SFX Entertainment, Inc.

 Consolidated Financial Statements

As of and for the year ended December 31, 2012 and
the period from July 7, to December 31, 2011

SFX Entertainment, Inc.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of SFX Entertainment, Inc.

We have audited the accompanying consolidated balance sheets of SFX Entertainment, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, stockholders' equity/(deficit) and cash flows for the year ended December 31, 2012 and the period from July 7, 2011 (inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFX Entertainment, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the year ended December 31, 2012 and the period from July 7, 2011 (inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
April 24, 2013

SFX Entertainment, Inc.

 Consolidated balance sheets
(in thousands except share data)

	December 31,
	2012	2011

Assets:
Cash and cash equivalents	$3,675	$—
Accounts receivable	1,998	—
Due from promoters—net of allowance of $997 and $0, as of December 31, 2012 and 2011, respectively	1,432	—
Prepaid expenses	181	—
Other current assets	223	—

Total current assets	7,509	—

Property, plant and equipment	1,311	—
Accumulated depreciation	(75)	—

Property, plant and equipment, net	1,236	—
Goodwill	21,571	—
Intangible assets, net	23,571	—
Other assets	12,680	—

Total assets	$66,567	$—

Liabilities:
Accounts payable and accrued expenses	$7,767	$96
Notes payable, current	8,491	—
Due to related parties	4,525	5
Other current liabilities	4,731	—

Total current liabilities	25,514	101
Deferred tax liabilities	67
Other long term liabilities	2,313	—

Total liabilities	27,894	101

Commitment and contingencies
Stockholders' equity / (deficit):
Common stock, $0.001 par value, 300,000,000 authorized, 48,261,027 and 0 shares issued and outstanding at December 31, 2012 and 2011, respectively	48	—
Preferred stock, $0.001 par value, 100,000,000 authorized, 0 shares issued and outstanding at December 31, 2012 and 2011	—	—
Additional paid-in capital	51,692	—
Due from stockholders for stock subscriptions	(1,536)	—
Accumulated other comprehensive loss	(16,325)	(101)

Total SFX stockholders' equity	33,879	(101)
Non-controlling interest in subsidiary	4,794	—

Total stockholders' equity / (deficit)	38,673	(101)

Total liabilities and stockholders' equity / (deficit)	$66,567	$—

See accompanying notes to the consolidated financial statements

SFX Entertainment, Inc.

 Consolidated Statements of Comprehensive Loss
(in thousands except share data)

	Year Ended December 31, 2012	Period from July 7, 2011 to December 31, 2011

Revenue	$24,815	$—
Direct costs:
Musical talent	7,971	—
Production costs	15,048	—

Gross profit	1,796	—
Operating expenses:
Selling, general and administrative expenses	17,026	101
Depreciation	75	—
Amortization	916	—

Operating loss	(16,221)	(101)
Interest expense	(34)	—
Other income	98	—

Net loss before taxes	(16,157)	(101)
Provision for income taxes	(67)	—

Net loss	$(16,224)	$(101)

Comprehensive loss	$(16,224)	$(101)

Loss per share—basic and diluted	$(0.44)	N/A
Weighted average shares outstanding—basic and diluted	37,186	N/A

See accompanying notes to the consolidated financial statements

SFX Entertainment, Inc.

 Consolidated statements of stockholders' deficit
(in thousands)

	Common Stock		Additional Paid-in- Capital	Stock Subscription Receivable	Accumulated Other Comprehensive Loss	Total SFX Stockholders' Equity / (Deficit)	Non- controlling Interest	Total Stockholders' Equity / (Deficit)
	Shares	Amount

Balances at July 7, 2011	—	—	—	—	—	—	—	—
Total Comprehensive loss	—	—	—	—	$(101)	(101)	—	$(101)

Balance at December 31, 2011	—	$—	$—	$—	$(101)	(101)	$—	$(101)

Total comprehensive loss	—	—	—	—	$(16,224)	(16,224)	—	$(16,224)
Non-controlling interest in subsidiary	—	—	—	—	—	—	$4,794	4,794
Common Stock issued	48,261	$48	$46,293	—	—	46,341	—	46,341
Non cash stock compensation expense	—	—	2,209	—	—	2,209	—	2,209
Issuance of warrants	—	—	3,190	—	—	3,190	—	3,190
Stock subscription receivable	—	—	—	(1,536)	—	(1,536)	—	(1,536)

Balance at December 31, 2012	48,261	$48	$51,692	$(1,536)	$(16,325)	33,879	$4,794	$38,673

See accompanying notes to the consolidated financial statements

SFX Entertainment, Inc.

 Consolidated statements of cash flows
(in thousands)

	Year ended December 31, 2012	Period from July 7, 2011 through December 31, 2011

Cash flow from operating activities:
Net loss	$(16,224)	$(101)
Reconciling items:		—
Depreciation	75	—
Amortization	916	—
Bad debt expense	1,003	—
Stock compensation expense	2,209	—
Provision for deferred income taxes	67	—
Changes in operating assets and liabilities, net of acquisitions:		—
Accounts receivable	(1,290)	—
Due from promoters	(590)	—
Prepaid expenses	176	—
Other current assets	155	—
Other assets	(161)	—
Accounts payable & accrued expenses	6,369	96
Due to related parties	(151)	5
Other current liabilities	836	—

Net cash used by operating activities	(6,610)	—

Cash flow from investing activities:
Purchases of property, plant and equipment	(584)	—
Investment in Joint Venture	(12,500)	—
Acquisition of businesses, net of cash acquired	(16,131)	—

Net cash (used) by investing activities	(29,215)	—

Cash flow from financing activities:
Proceeds from common stock transactions	32,500	—
Proceeds from notes payable	7,000	—

Net cash provided by financing activities	39,500	—

Net increase in cash	3,675	—

Cash, end of year	$3,675	$—

Supplemental scheduled of non-cash investing activities:
Shares issued in connection with purchase of Life in Color	$3,932	$—
Shares issued in connection with purchase of Disco Productions, Inc.	5,000	—
Shares issued in connection with purchase of Nightlife, Inc.	3,372	—

	$12,304	$—

Supplemental cash flow information:
Interest paid	$43	$—
Income taxes paid	$—	$—

See accompanying notes to the consolidated financial statements

SFX Entertainment, Inc.

 Notes to consolidated financial statements
(in thousands except share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

SFX Entertainment, Inc. ("SFX" or "the Company"), a Delaware corporation, was formed on June 5, 2012, under the name SFX Holding Corporation. On February 13, 2013, the name was changed to SFX Entertainment, Inc. The operations of SFX began on July 7, 2011, under an entity now named SFX EDM Holdings Corporation (a wholly owned subsidiary of SFX). SFX was formed with the intent of acquiring and operating companies within the live music industry, specifically those engaged in the promotion and production of live music events and festivals in the United States and abroad. Through the Company's recent acquisitions, it is actively engaged in the production and promotion of live electronic music culture (EMC) festivals and events, production of music tours, merchandising and related services. In addition, it also manages large, event-driven nightclubs that serve as venues for key electronic music talent.

As of December 31, 2012, SFX successfully completed the acquisition of certain assets and liabilities of three companies:

–>
Disco Productions, Inc. (now operating as SFX-Disco LLC ("Disco")) on June 19, 2012;

–>
Dayglow and Affiliates, LLC (now operating as SFX—Life in Color, LLC ("LIC")), on July 31, 2012;

–>
Nightlife Holdings, LLC, MMG Nightlife, LLC, US Nightlife Management, LLC, Punta Cana Venue, LLC, Dave Grutman, Inc., SEBU Corp., Brian Gordon, David Grutman and World on a String, LLC (now operating collectively as SFX—Nightlife LLC ("MMG" or "Miami Marketing Group")) on December 31, 2012;

The audited consolidated financial statements of SFX include the activities for the three acquired companies from the dates of their respective acquisition by SFX.

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements of SFX have been prepared applying accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Company and its majority owned and controlled subsidiaries. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Equity associated with non-controlling interests is stated separately as a component of total stockholders' equity.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include allowance for doubtful accounts, purchase accounting allocations, recoverability and useful lives of property, plant and equipment, identifiable intangible assets, and goodwill and the valuation allowance of deferred tax assets, contingencies and equity compensation. Actual results could differ materially from those estimates.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

Revenue recognition

Revenue from festivals and events are recognized when the performance occurs. Ticket sales collected in advance of an event are recorded as deferred revenue.

The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenue and related costs or the net revenue. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenue or losses on a net basis.

Direct costs

Direct costs include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, and other costs related to producing the events. These costs are primarily variable in nature.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries and wages related to employees, credit card fees, legal fees, professional fees, rent and other expenses.

Income taxes

The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine the current provision for income taxes and also the deferred tax assets and liabilities as well as any valuation allowance to be recorded against deferred tax assets.

The Company's assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, its interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although the Company believes its assumptions, judgments, and estimates are reasonable, changes in tax laws or the Company's interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in the financial statements.

The Company's assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render its current assumptions, judgments, and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

cause the Company actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

Cash and cash equivalents

The Company considers cash deposits in all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company's cash deposits are held at multiple high credit quality financial institutions. The Company's cash deposits at these institutions often exceeded the federally insured limited.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are primarily amounts due from ticketing agencies in conjunction with events. The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. In cases where the Company becomes aware of circumstances that may impair a specific customer's ability to meet its financial obligations, the Company records a specific allowance against amounts due from the customer and thereby reduces the net recognized receivable to the amount reasonably believed to be collectible. There is significant judgment involved in estimating the allowance for doubtful accounts.

Due from promoters, due to promoters and allowance for doubtful accounts

Amounts due from and to promoters are the net receivables or payables due from or to promoters for events. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. The Company recorded an allowance for settlement revisions and doubtful accounts of $997 and $0 as of December 31, 2012 and December 31, 2011, respectively. On a periodic basis, management evaluates the balances due from promoters and determines whether to provide an allowance or if any balances should be written down and charged to expense as bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the balance is past due, and a past history of write-downs.

Prepaid event expenses

The Company routinely incurs event expenses in advance of the event date. These expenses are recorded as prepaids and are expensed when the event occurs.

Property, plant and equipment, and depreciation and amortization

Property, plant, and equipment are stated at cost net of accumulated depreciation. Depreciation expense is computed over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Additions, renewals and improvements that materially extend the life of the asset are capitalized and depreciated over five years or the extended life of the asset, whichever is shorter.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

Business combinations

The Company accounts for business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Shares issued in connection with acquisitions are valued at the most recent private sale per share value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interests in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items. Acquisition related costs, including advisory, legal, accounting, valuation and other costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition.

Due to the Company's rapid expansion plan, letters of intent, Asset Contribution Agreements ("ACA"), or similar documents are signed regularly for businesses the Company has an interest in acquiring. While the language in each of these varies, management evaluates if there is effectively a constructive acquisition as of the date signed based on the control considerations within Accountings Statement Codification 805—Business Combinations ("ASC 805"). To date, the Compnay has accounted for all acquisitions as of the date that the Company has transferred valuable consideration is transferred and control of the entities in question has been obtained.

Goodwill and intangible assets

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected October 31 as the date to perform the annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then the Company would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of its goodwill, the Company makes assumptions regarding estimated future cash flows to determine the fair value of our business. If the estimates or related assumptions change in the future, the Company may be required to record impairment loss related to its goodwill. The Company has not recognized any goodwill impairments since its inception.

The Company accounts for intangible assets and goodwill in accordance with Accounting Statement Codification 350—Intangibles and Goodwill—Other (ASC 350). Intangibles are valued at their fair market value and are amortized taking into account the character of the acquired intangible asset and the expected period of benefit. The Company evaluates intangible assets for impairment, at a minimum, on an annual basis and whenever events or changes in circumstances indicate the carrying value may not be recoverable from its estimated future cash flows. The Company will determine the recoverability of its intangible assets by comparing the net book value to the related projected undiscounted cash flows from these assets, considering a number of factors, including past operating

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. The Company has not recorded an impairment loss on its goodwill or intangible assets.

Impairment of long-lived assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, the Company will make assumptions regarding its estimated future cash flows it expects to be generated by the assets. If the Company's estimates or related assumptions change in the future, the Company may be required to impair these assets. The Company has not recognized any impairment of long-lived assets to date.

Advertising expense

The Company expenses advertising costs when incurred. These costs are recorded on the income statement as selling, general, and administrative expenses. Advertising expenses for the year ended December 31, 2012 was $393. There were no advertising expenses incurred in 2011.

Artist fee tax withholding

Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services. These withholdings are withheld from the artist, accrued, and paid to the federal taxing authority. At December 31, 2012 and 2011 $1,971 and $0 are in other current liabilities on the balance sheet.

Fair value of financial instruments

The Company values its assets and liabilities using the methods of fair value as described in ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of fair value hierarchy are described below:

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments consist principally of cash, receivables due from promoters, accounts payable, notes payable, other liabilities and warrants issued with respect to the Company's common stock. Cash and receivables due from promoters are financial assets with carrying values that approximate fair value. Accounts payable and other liabilities are financial liabilities with carrying values that approximate fair value. Notes payable and related warrants are recorded based on their relative fair value at date of issuance. The Company believes that the recorded values of all of its financial instruments' approximate fair market value because of the nature and duration of the respective financial instruments.

Stock-based compensation

The Company follows the fair value recognition provisions in ASC 718, "Stock Compensation." Stock-based compensation expense recognized during the year includes compensation expense for all share-based payments based on the grant date fair value estimated in accordance with the provisions in the FASB guidance for stock compensation. The grant date is the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award, awards have been approved as needed, unless such approval is deemed to be a formality or perfunctory and documented contemporaneous documentation exists.

The fair value for options in SFX common stock is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. Expected volatilities were based on similar companies' implied volatilities of traded options and historical volatilities since the Company's common stock has not been publicly traded, in addition, the Company has not paid a dividend on its common stock. The Company uses the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. The risk free rate for periods within the expected life of the option is based on the United States Treasury Note rate.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Jumpstart Our Business Startups Act

On April 5, 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") was enacted, which provided special accommodations for companies defined as emerging growth companies. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. The Company's financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Presentation of comprehensive income

In June 2011, the FASB issued new accounting rules that require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. The new accounting rules eliminate the option to present components of other comprehensive income as part of the statement of equity. The adoption of the new accounting rules in the first quarter of 2012 did not have a material effect on the Company's financial condition, results of operations or cash flows.

In December 2011, the FASB issued new accounting rules which deferred certain provisions of the rules issued in June 2011 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented.

In February 2013, the FASB issued a final rule related to the reporting of amounts reclassified out of accumulated other comprehensive income that requires entities to report, either on their income statement or in a footnote to their financial statements, the effects on earnings from items that are reclassified out of other comprehensive income. The new accounting rules will be effective for the Company in the first quarter of 2013. The Company does not expect the adoption of the new accounting rules to have a material effect on the Company's financial condition, results of operations or cash flows.

Goodwill impairment testing

In September 2011, the FASB issued new accounting rules related to testing goodwill for impairment. The new accounting rules permit an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the two-step goodwill impairment test prescribed under current accounting rules. Otherwise, the two-step goodwill impairment test is not required. The adoption of the new accounting rules in 2012 did not have a material effect on the Company's financial condition, results of operations or cash flows.

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued new accounting rules related to new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new rules are effective for the Company in the first quarter of 2014 with retrospective application required. The Company does not expect the adoption of the new accounting rules to have a material effect on Company's financial condition, results of operations or cash flows.

3. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivables and due from promoters. Exposure to losses on account receivables is minimal as the promoters with whom the Company partners for ticket sales and collection of event revenues typically remit proceeds to the Company in a timely manner. The Company maintains balances at financial institutions, which at times exceed the federally insured limit. On a periodic basis, management evaluates its due from promoter balances and determines whether to provide an allowance or if any balances should be written down and charged to expense as bad debt.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

The evaluation is based on a past history of collections, current credit conditions, the length of time the balance is past due, and a past history of write-downs.

The credit risk in amounts due from promoters is generally not diversified due to the limited number of promoters that the Company works with. The following table represents a breakdown of concentrations at December 31, 2012 and December 31, 2011:

Percentage of Due from Promoters at:	December 31, 2012	December 31, 2011

Promoter A	17.5%	N/A
Promoter B	15.9%	N/A
Promoter C	10.6%	N/A

N/A—not applicable

Accounts receivable includes an amount due from one client, which represents 30.4% of the balance.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in thousands)	December 31, 2012	December 31, 2011	Estimated Useful Lives

Computer equipment	$96	$—	3 years
Furniture, fixtures and other equipment	35	—	5 years
Production equipment	1,180	—	5-7 years

Property, plant and equipment	$1,311	$—
Less: accumulated depreciation	(75)	—

Property, plant and equipment, net	$1,236	$—

Depreciation expense for the years ended December 31, 2012 and 2011 was $75 and $0, respectively.

5. NOTES PAYABLE

Secured promissory note—Nightlife Holdings, LLC

On December 31, 2012, the Company issued a secured promissory note in the principal amount of $8,491 as part of the acquisition of certain assets and liabilities of MMG. Such amount is included as Notes payable, current on the balance sheet. On March 15, 2013 a payment of $3,000 was made to Nightlife Holding, LLC and the promissory note was amended and restated to provide that the remaining amount of $5,491 plus interest will be payable on May 15, 2013. This note as amended and restated bears interest at the rate of 0.22% per annum. For further information on the acquisition of Nightlife Holdings, LLC by SFX see Note 8.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

6. OTHER CURRENT LIABILITIES—EVENTBRITE

Through the Company's acquisition of Disco Productions, Inc. ("Disco") the Company became the assignee of an agreement with Eventbrite, Inc. ("Eventbrite"), a ticket sales agency. The agreement provides that Eventbrite will provide certain ticketing services for events managed by SFX—Disco LLC unless the specific venue has a prior ticket agency relationship that would prevent Eventbrite from acting as the ticket agent. In connection with the acquisition of Disco the Company assumed a liability of $700 to Eventbrite which will be repaid principally from a portion of future ticket sales. At December 31, 2012, the balance due to Eventbrite with respect to this liability was $612, which is expected to be repaid within twelve months. The Company is responsible for the payment of any amounts not recouped by Eventbrite through ticket sales and ultimately has the right to recover such shortfalls if any from the former owner of Disco.

7. CONTINGENCIES

Legal matters

During the normal course of business, the Company is occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At December 31, 2012 and 2011, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. Based upon the Company's experience, current information and applicable law, it does not believe it is reasonably possible that any proceedings or possible related claims will have a material effect on its financial statements.

Legal expenses are expenses related to the organization and legal formation of SFX Entertainment, Inc. and SFX EDM Holdings, LLC, a limited liability corporation and 100% owned subsidiary of SFX Entertainment, Inc., as well as expenses for acquisition related costs. For the years ended December 31, 2012 and 2011 the Company incurred legal expenses of $4,374 and $96, respectively.

8. BUSINESS COMBINATIONS

On July 31, 2012, SFX acquired certain assets and liabilities of Dayglow and Affiliates, LLC (now operating as LIC) for $12,063 in cash and equity. The purchase price was comprised of $8,131 in cash and $3,932 in common stock. LIC are promoters and operators of EMC-themed concerts with live entertainment.

Under the terms of the asset purchase agreement, if LIC's 2012 earnings before interest, taxes, depreciation and amortization (EBITDA) exceeds $2,300, the former shareholders will receive five times the difference between actual 2012 EBITDA and $2,300. The maximum earn-out payment is $3,500. Two thirds of this contingent consideration, if any, will be paid in cash and the remaining one third in common stock of the Company at $5.00 per share. Considering the results of the business up to the date of acquisition, we did not allocate any value to the earn-out payment at the time of acquisition. Based on the results of LIC, no earn-out payment was achieved for 2012.

For the period August 1, 2012 through December 31, 2012, LIC contributed revenue of $10,147 and pre-tax loss of $452. On June 19, 2012, SFX acquired certain assets and liabilities of Disco

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

Productions, Inc. for $9,000 in cash and equity. The purchase price was comprised of $4,000 in cash and $5,000 in common stock. Disco Productions, Inc., partners with regional promoters to produce dance music events across the USA and internationally that feature electronic music artists playing at nightclub, arena and festival venues.

The asset purchase agreement includes a provision that the net liabilities assumed by the Company will not exceed $1,500. To the extent that the settlement of assumed liability payments, net of receivable collections, exceeds $1,500, the purchase price paid to the former shareholder will be adjusted in cash or the cancellation of common shares issued. The final settlement of these amounts will occur no later than one year from the date of acquisition. Any adjustments to the purchase price will impact goodwill, accounts receivable and accrued expenses.

For the period from June 20, 2012 through December 31, 2012, Disco Production, Inc. contributed revenue of $14,668 and pre-tax loss of ($1,490).

On December 31, 2012, SFX acquired certain assets and liabilities representing 80% of the operations of MMG for $16,864 in cash and equity. The purchase price was comprised of $5,000 in cash and a $8,491 promissory note plus $3,373 in common stock. MMG is engaged in the business of nightlife operations and management. Contingent consideration of $2,313 has also been recorded as part of the initial purchase price and is included in other long term liabilities on the balance sheet. In connection with the acquisition of MMG the Company recorded an amount representing the non controlling interest of MMG of $4,794. Such amount is included as a component of stockholders' equity.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

The Company has made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the purchase date for its acquisitions. The Company expects to finalize its analysis of the purchase price allocation within the first year of the acquisitions, and therefore adjustments to goodwill and identifiable assets may occur. The allocation of the aggregate purchase price, based on our valuation of the assets and liabilities, is as follows:

(in thousands)	Disco Productions, Inc.	Life In Color	MMG Nightlife, LLC	Total

Consideration
Cash	$4,000	$8,131	$5,000	$17,131
Notes Payable	—	—	8,491	8,491
Contingent Consideration	—	—	2,313	2,313
Common Stock	5,000	3,932	3,373	12,305

Fair value of total consideration transferred	$9,000	$12,063	$19,177	$40,240

Recognized amounts of identifiable assets acquired and liabilities assumed
Due from promoters	$1,838	$—	$—	$1,838
Accounts receivable	—	—	714	714
Prepaid event expenses & other current assets	3	355	—	358
Other receivables	204		203	407
Property, plant and equipment	1	724	2	727
Identifiable intangible assets	4,633	5,420	14,425	24,478
Financial liabilities	(3,895)	(375)	(789)	(5,059)
Noncontrolling interest in subsidiary	—	—	(4,794)	(4,794)
Goodwill	6,216	5,939	9,416	21,571

Fair value of total consideration transferred	$9,000	$12,063	$19,177	$40,240

The Company issued 786,467 shares of its common stock at $5.00 per share to the former shareholders of Life in Color, 1,000,000 shares of its common stock at $5.00 per share to the former owner of Disco Productions, Inc., 674,560 shares of its common stock at $5.00 per share to the former owner of Nightlife Holdings, LLC. For purposes of calculating the value of the common stock, the Company evaluates and estimates its common stock at each grant date. There is no public market for the Company's common stock and, as such, we evaluate the best evidence to estimate the common stock's fair value. The common stock was valued using the market approach. The market approach bases the valuation measurement on what other similar enterprises or comparable transactions indicate the value to be. Based upon the most recently negotiated third-party transactions in the Company's common stock preceding the acquisitions, the Company has valued the price of the common stock issued in conjunction with these transactions at $5.00 per share. The Company considers these transactions preceding the acquisition the best evidence of fair value for the common stock. In the absence of an active market trading its securities, management will continue to monitor transactions in the Company's common stock to ascertain its value under the market approach.

The overall weighted average life of the identified intangible assets acquired is 5.3 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

On December 31, 2012, the Company signed an ACA with two entities. For one of these entities, the Sellers were required to deliver certain rights to the Company in order for the transaction to be consummated. It was determined that the Sellers had not and could not deliver the required rights and the transaction was rescinded. For the second entity, certain conditions were required to be met prior to valuable consideration to be transferred to the Sellers. It was determined that the Sellers could not or would not deliver the required materials and thus this transaction was also rescinded. Both rescissions occurred in April 2013 as agreed by both the Company and the Sellers, in each case. The Company did not control either entity as of December 31, 2012 or any date thereafter.

Supplemental pro forma information

The following table represents unaudited consolidated pro forma financial information as if the closing of the Company's acquisitions had occurred on January 1, 2012 for purposes of the financial information presented for the year ended

December 31, 2012; and as if the closing of the Company's acquisitions had occurred on January 1, 2011 for purposes of the financial information presented for the year ended December 31, 2011.

(in thousands)	2012	2011

Revenue	$51,040	$35,515
Net loss attributable to SFX	$(19,124)	$(3,996)
Net loss attributable to SFX per common—Basic	$(0.49)	N/A

The unaudited consolidated pro forma financial information has been adjusted to give effect to the pro forma events that are (1) directly attributable to the acquisitions, (2) factually supportable, and (3) expected to have a continuing impact on the combined results of SFX and its acquired entities.

The unaudited pro forma results have been adjusted with respect to certain aspects of our acquisitions to reflect:

–>
the consummation of the acquisitions;

–>
the elimination of related party transactions; and

–>
changes in assets and liabilities to record their acquisition date fair value and changes in certain expenses resulting therefrom.

The unaudited consolidated pro forma results do not reflect future events that either have occurred or may occur after the acquisitions, including, but not limited to, the anticipated realization of ongoing savings from operating synergies in subsequent periods.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

9. INTANGIBLE ASSETS

Intangible assets consist of the following:

(in thousands)	Intangible, Gross	Accumulated Depreciation	Intangible, Net	Weighted Average Remaining Useful Life	Estimated Useful Lives

Customer lists (Fan database)	$2,300	$(364)	$1,936	2.5	3 years
Trademarks	6,470	(437)	6,033	6.5	7 years
Management agreements	13,600	—	13,600	5.0	5 years
Non-compete agreements	2,094	(112)	1,982	4.7	5 years
Website	19	(2)	17	2.5	3 years
Intellectual property	4	(1)	3	2.6	3 years

Intangible assets, gross	$24,487	$(916)	23,571

Amortization expense for the years ended December 31, 2012 and 2011 was $916 and $0, respectively.

The aggregate amortization expense for each of the next five years is:

(in thousands)

2013	$4,837
2014	$4,837
2015	$4,470
2016	$4,063
2017	$3,951

10. LEASE COMMITMENTS

The Company leases its office and warehouse facilities under non-cancellable operating lease agreements. The office leases for the Company's corporate office and MMG expire in March 2015 and February 2016, respectively. The warehouse facility lease expires in September 2014. The Company's corporate office includes a rent holiday of three months.

Future minimum rental commitments are as follows:

2013	$803
2014	$908
2015	$220
2016	$10

Rent expense for the year ended December 31, 2012 and 2011 was $202 and $0, respectively.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2012 consists of current and deferred taxes based on income as follows:

	2012	2011

Income tax expense:
Current
Federal	$—	$—
State	—	—

Total current	$—	$—

Deferred
Federal	$58	$—
State	9	—

Total deferred	$67	$—

Total income tax expense	$67	$—

Significant components of the Company's net deferred tax assets at December 31, 2012 are as follows:

	2012	2011

Components of deferred tax assets and liabilities:
Deferred tax assets—current
Allowance for doubtful accounts	$983	$—
Less:
Valuation allowance—Federal	(720)	—
Valuation allowance—State	(254)	—

Total deferred tax assets—current	9	—

Deferred tax assets—non-current:
Equity-based compensation	$1,152	$—
Capitalized deal costs and organizational costs	3,883	—
Net operating loss	1,818	—
Depreciable, amortizable and other property	245	—
Other	391	46

Total gross deferred assets—non-current	$7,489	$46
Less:
Valuation allowance—Federal	$(5,012)	$(35)
Valuation allowance—State	(2,411)	(11)

Total deferred tax assets	$75	$—

Deferred tax liabilities
Depreciable, amortizable and other property	$(142)	$—

Total deferred tax liabilities	$(142)	$—

Total deferred tax liabilities, net	$(67)	$—

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

At December 31, 2012, the Company had Federal Net Operating Loss carryforward of $3,486 which may be available to offset future taxable income. The Federal Net Operating Loss carryforward will begin to expire in 2032.

The Company files income tax returns in the US federal jurisdiction and various state and local jurisdictions. Based on the Company's analysis, we conclude that no uncertain tax positions exist as of December 31, 2012. As of December 31, 2012, there are no interest or accrued penalties related to any uncertain tax positions recorded within the consolidated financial statements.

For the year ended December 31, 2012, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded. The difference between the zero rate in 2011 versus the (0.42)% rate in 2012 relates primarily to the tax amortization of goodwill in 2012 for tax purposes.

A reconciliation of the effective income tax rate is as follows:

SFX Effective Tax Rate	2012	2011

Pretax book Income	34.00%	34.00%
Permanent Differences	(0.09)%	0.00%
State Deferred	16.49%	0.00%
Valuation Allowance	(51.98)%	(34.00)%
Other	1.16%	0.00%

Total Tax Provision	(0.42)%	0.00%

12. RELATED PARTIES

The Company's chief executive officer and chairman, Robert F.X. Sillerman, beneficially owns shares, in the aggregate, representing approximately 74.6% of our outstanding capital stock as of December 31, 2012. As a result, he controls all matters submitted to our stockholders for approval, as well as our management and affairs.

Promissory Note—Robert F.X. Sillerman

On December 31, 2012, the Company issued in a financing transaction a promissory note to Robert F.X. Sillerman in the principal amount of $7,000, together with warrants to purchase up to an aggregate amount of 2,100,000 shares of the Company's common stock. In connection with this transaction, Mr. Sillerman entered into a back-stop agreement pursuant to which he agreed to purchase the entire amount of the notes offered but not subscribed for. As consideration for the funding of the back-stop, Mr. Sillerman received 100,000 warrants at an exercise price of $.01 per share. In connection with the issuance of the note, Mr. Sillerman also was issued 700,000 warrants to purchase stock at $5.00 per share; 700,000 warrants to purchase stock $7.50 per share; and 700,000 warrants to purchase stock at $10.00 per share. See Note 15—Common Stock Warrants for further discussion on warrants issued in connection with this promissory note.

Under the terms of the $7,000 Promissory Note, the Company is required to repay the outstanding principal and interest by (i) one-third of the amounts raised in completed equity offerings and (ii) 100% of the amounts raised in debt financings over $15,000. As of April 3, 2013, the entire principal amount was repaid.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

In accordance with the guidance under ASC 815, the fair value of both the note and the warrants was determined and the proceeds of the note were allocated between the note and the warrants based on the pro rata individual values to the aggregate combined value of the note and the warrants. As a result $3,190 was recorded as additional paid in capital with respect to the allocated value of the warrants and $3,810 was allocated to the note payable, which is included in due to related parties on the balance sheet as of December 31, 2012. The difference between the face value of the note and the recorded value represents a discount associated with the issuance of the note and will be amortized as interest expense during the first quarter of 2013.

Viggle, Inc.

The Company has a shared service agreement with Viggle, Inc., a company whose Chief Executive Officer and primary shareholder is Robert F.X. Sillerman. The shared services agreement is for taxation, finance and administrative services to the Company. Costs incurred through December 31, 2012 totaled $12.

Circle Entertainment, Inc.

The Company has a shared service agreement with Circle Entertainment Inc., a company partially owned by Robert F.X. Sillerman. The shared services agreement covers expenses for office space, legal services, IT services and office supplies for SFX. Costs incurred through December 31, 2012 by the Company under the terms of the agreement totaled $181.

Donnie Estopinal

The Company is indebted to the former owner of Disco Productions, Inc., Donnie Estopinal, in the amount of $18 for certain reimbursable business related expenses.

Life in Color

The former owners of LIC are indebted to the Company in the amount of $3 for certain purchase price adjustments.

MJX, LLC

Prior to receiving funding from our equity partners, MJX, LLC, a company owned 100% by Robert F.X. Sillerman, funded the travel and entertainment expenses incurred by our consultants and employees who were assisting in meeting with potential acquisition targets. The amount owed to MJX, LLC, at December 31, 2012 is $507.

13. STOCK-BASED COMPENSATION

The Company adopted the SFX Entertainment, Inc. 2013 Equity Compensation Plan ("Equity Plan"). The Equity Plan authorizes the Company to grant incentive stock options, nonqualified stock options, restricted stock units and stock awards. Prior to the formation and adoption of the Equity Plan, the Company granted options to purchase its common stock to employees, directors and consultants of the Company and its affiliates at prices ranging from $2.00 to $4.00 per share, which in the view of management and after it was formed by the Company's compensation committee, represented the fair market value of the Company's common stock at the time of grant. The options were granted for a

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

term not exceeding ten years and the nonvested options are generally forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates. Any options that have vested at the time of termination are forfeited to the extent they are not exercised within the applicable post-employment exercise period provided in their option agreements. The options generally vest in various periods up to five years. In some cases, contemporaneous documentation of these grants could not be located. While some of these grants were documented at a later date in 2012, some were not fully documented until 2013. As a result of the issues with respect to contemporaneous documentation of the Company's option grants, the Company recorded compensation expense with respect to option grants at the time it was believed that the documentation of such grants met all key criteria under ASC 718 and could be evidenced (referred to as the measurement date). In some cases this was 2013 and accordingly, 2012 contains no expense related to those stock option awards. The fair value of common stock on the measurement date has been used solely to record compensation expenses in our consolidated financial statements.

The Company records stock-based compensation expense as part of selling, general and administrative expenses. The Company recorded $2,209 and $0 in stock-based compensation expense for the year ended December 31, 2012 and 2011, respectively.

Stock Options

The following assumptions were used to calculate the fair value of the Company's options on the date of grant:

	2012	2011

Risk-free interest rate	0.77%–1.40%	N/A
Dividend yield	—	N/A
Volatility factors	60%	N/A
Weighted average expected life (in years)	5–7.6	N/A

N/A—not applicable

The following table presents a summary of the Company's stock options outstanding at, and stock option activity during, the years ended December 31, 2012 and 2011 ("Price" reflects the weighted average exercise price per share):

	2012		2011
(in thousands)	Options	Price	Options	Price

Outstanding January 1	—	$—	—	$—
Granted	3,250	2.45	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at December 31	3,250	$2.45	—	$—

Through December 31, 2012, no tax benefit from the exercise of stock options has been recognized. Any future excess tax benefits derived from the exercise of stock options will be recorded prospectively

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

and reported as cash flows from financing activities in accordance with FASB guidance for stock compensation.

There were 8,000,000 shares available for future grants under the stock incentive plan at December 31, 2012. Upon share option exercise, the Company issues new shares to fulfill these grants. Vesting dates on the stock options range from October 2012 to December 2016 and expiration dates range from October 2022 to December 2022 at exercise prices and average contractual lives as follows:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Outstanding as of 12/31/12 (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Exercisable as of 12/31/12 (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Weighted Average Fair Value per Option Granted

$2.00–$4.00	3,250	9.82	$2.45	556	9.82	$2.56	$3.55

The total intrinsic value of options outstanding as of December 31, 2012 and 2011 was $8,288 and $0, respectively. As of December 31, 2012, there was $9,330 of total unrecognized compensation cost related to stock options granted during the period. This cost is expected to be recognized over a weighted average remaining period of 3.8 years.

14. CAPITAL STOCK

The Company has issued and outstanding 48,261,027 shares of its $.001 par value Common Stock. During 2012, the Company issued common stock in private placement transactions with investors. As of December 31, 2012, the Company issued 9,800,000 in several private placement transactions for an aggregate purchase price of $34,000. Subsequent to year end, as more fully described in note 19, the Company issued 5,000,000 shares in three separate private placement transactions for a total purchase price of $30,000.

Under certain circumstances, specifically if the Company does not successfully undertake an initial public offering of its stock, some investors with respect to their private placements may elect to have the Company redeem their stock at the initial purchase price paid. As of the date of this report, none of the investors have elected to exercise their redemption rights.

In addition, at December 31, 2012, the Company had subscriptions receivable related to the issuance of common stock in the amount of $1,536. Such amount is shown in stockholder's equity as a reduction of additional paid in capital.

15. COMMON STOCK WARRANTS

For the year ended December 31, 2012, as disclosed in Note 12 above, the Company granted 2,200,000 warrants to its chief executive officer and chairman, Robert F.X. Sillerman, all of which are still outstanding. The Company has accounted for these warrants as equity instruments and as such, are classified in stockholders' equity. The Company has estimated the fair value of these warrants as $3,190 at December 31, 2012 using the Black-Scholes option pricing model.

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

The following assumptions were used to calculate the fair value of the Company's warrants on the date of grant:

	2012	2011

Risk-free interest rate	1.18%	N/A
Dividend yield	—	N/A
Volatility factors	60%	N/A
Weighted average expected life (in years)	7	N/A

N/A—not applicable

As there is no publicly traded market for the Company's common stock, the expected volatility of historical closing stock prices of comparable companies over the expected term of the warrants. The risk free interest for the periods within the contractual life of the warrants is based on the 7 year U.S. Treasury bond rate as of December 31, 2012. The expected term of warrants granted is based upon management's estimate for the period of time for which warrants are expected to be outstanding.

16. LOSS PER COMMON SHARE

Basic loss per common share is computed as net comprehensive loss divided by the weighted-average number of common shares outstanding for the period.

Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, since the Company had a net loss for the year ended December 31, 2012, diluted loss per common share is the same as basic loss per common share, as any potentially dilutive securities would reduce the loss per share. There were 556,250 options and 100,000 warrants that were excluded from the diluted shares outstanding per share calculation at December 31, 2012.

17. OTHER INFORMATION

Investment in ID&T North America

On October 30, 2012, the Company entered into an agreement with ID&T Holding BV ("ID&T") to form a joint venture, subject to certain closing conditions, which will have an exclusive license to use and promote all ID&T brands in North America. The joint venture began operations on January 1, 2013. At the time of the agreement, the Company paid ID&T $12,500. On March 15, 2013, the Company and ID&T executed a definitive joint venture agreement and in connection therewith made a $7,500 non-recourse loan to ID&T, which is to be repaid from ID&T's interest in distributions from the joint venture. In addition, we issued to ID&T $10,000 with our common stock and warrants to

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

purchase 500,000 shares of our common stock at an exercise price of $2.50. See Note 19—Subsequent Events.

	For the Year ended December 31,
(in thousands)	2012	2011

The following details the components of "Other Assets":
Investment in ID&T Joint Venture	$12,500	$—
Other assets	180	—

Total Other Assets	$12,680	$—

The following details the components of "Accounts Payable and Accrued Expenses":
Accounts payable	$2,172	$—
Accrued legal fees	2,828	96
Accrued accounting and professional fees	2,105	—
Other	662	—

Total accounts payable and accrued expenses	$7,767	$96

The following details the components of "Other Current Liabilities":
Foreign artist withholding liability	$1,971	$—
Acquisition related liabilities	1,398	—
Eventbrite liability (see Note 6)	612	—
Other	750	—

Total other current liabilities	$4,731	—

18. SEGMENT REPORTING

The Company has one reportable segment. Operating segments are business units that have separate financial information and are separately reviewed by the Company's chief decision maker. The Company's chief decision maker is the Chief Executive Officer. The Company is engaged in the promotion and production of live music events and festivals in the United States. The Company and its subsidiaries currently operate in a single reportable segment: the promotion and production of live music events and festivals in the United States. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the reporting segment level. The revenue from this segment is predominantly from ticket sales (93.1%), with the remainder attributable to sponsorship (1.2%), licensing (2.4%) and other ancillary revenue (3.3%) from our live music events and festivals.

19. SUBSEQUENT EVENTS

The Company has considered subsequent events through April 24, 2012, the date which the financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclosure, except as follows:

On January 8, 2013, the Company closed a private placement transaction with an investor in which it issued

SFX Entertainment, Inc.

Notes to consolidated financial statements (Continued)
(in thousands except share data)

2,000,000 shares of common stock at a price per share of $5.00 for an aggregate purchase price of $10,000.

On February 22, 2013, the Company closed a private placement transaction with an investor in which it issued 2,000,000 shares of common stock at a price per share of $5.00 for an aggregate purchase price of $10,000. In addition to the private placement, SFX signed a preferred provider agreement with this investor whereby this investor will be SFX's preferred marketing services provider.

On March 15, 2013, the Company acquired Beatport, LLC and subsidiary ("Beatport") in a merger transaction totaling $58,400 consisting of $33,400 in cash and $25,000 in company stock valued at $5.00 per share. Beatport is currently engaged in the sale and marketing of electronic music downloads through its websites in the United States and Germany.

On March 15, 2013, the Company's subsidiary SFX Intermediate Holdco II, LLC entered into a credit agreement with Barclays Bank PLC and other lenders, which provided for a $49,500 senior secured first lien term loan facility ("Term Loan"). The proceeds of the Term Loan were used to fund acquisitions and related costs as well as the expenses associated with the term loan.

In connection with the Term Loan the Company's Chairman, Mr. Robert F.X. Sillerman entered into a guarantee agreement with the Lender in which he has personally guaranteed obligations under the Term Loan. As consideration for personally guaranteeing the obligations under the Term Loan, the Board of Directors granted Mr. Sillerman the following: (i) warrants to purchase 5,500,000 shares of our common stock at $5.00 per share, (ii) warrants to purchase 750,000 shares of our common stock at $7.50 per share, (iii) warrants to purchase 1,000,000 shares of our common stock at $10.00 per share, and (iv) 1,000,000 shares of our common stock.

In April 2013, certain equity awards granted to Mr. Sillerman were exchanged for similar equity awards under the Company's 2013 Supplemental Equity Plan.

On March 20, 2013 in exchange for a payment of $2,500 and 2,000,000 shares of common stock the Company entered into an option agreement with ID&T ("ID&T option") whereby it obtained the right to purchase a 75% interest in ID&T. Upon the exercise of the option the Company will be obligated to pay $40,000 in cash and relinquish our right to the repayment of the $7,500 advance with respect to the ID&T Joint Venture. In connection with the ID&T option, ID&T is to provide to the Company audited financial statements substantially compliant with SEC rules. Once provided, if the Company does not exercise the ID&T option, ID&T may retain the $7,500 non-recourse loan as a breakup fee.

On April 2, 2013, the Company closed a private placement transaction with an investor in which we issued 1,000,000 shares of common stock at a price per share $10.00 for an aggregate purchase price of $10,000.

Disco Productions, Inc.

 Independent auditor's report

To the Stockholder
Disco Productions, Inc.
Metairie, Louisiana

We have audited the accompanying balance sheets of Disco Productions, Inc. (the "Company") as of December 31, 2011 and 2010 and the related statements of income and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disco Productions, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 30, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Disco Productions, Inc.

 Balance sheets

December 31,	2011	2010

Assets
Current assets
Cash	$5,601	$887
Due from promoters, less allowance for doubtful accounts of $137,000 and $0 as of December 31, 2011 and 2010, respectively	640,515	175,720
Prepaid expenses and other	22,663	4,000

Total current assets	668,779	180,607
Property and equipment, net (Note 2)	1,805	2,602

Total assets	$670,584	$183,209

Liabilities and Stockholder's Deficit
Current liabilities
Checks written against future deposits	$74,308	$32,628
Accounts payable	614,597	615,661
Due to promoters	380,065	92,158
Artist fee tax withholdings	677,013	76,582
Deferred revenues	215,645	13,398
Other accrued expenses	6,907	3,082
Notes payable (Note 3)	530,766	219,700

Total current liabilities	2,499,301	1,053,209

Contingencies (Note 4)
Stockholder's deficit
Common stock, no par value, stated value $1,000 per share, 1 share authorized, issued and outstanding	1,000	1,000
Accumulated deficit	(1,829,717)	(871,000)

Total stockholder's deficit	(1,828,717)	(870,000)

Total liabilities and stockholder's deficit	$670,584	$183,209

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

 Statements of income and accumulated deficit

Years ended December 31,	2011	2010

Revenues	$22,736,938	$9,634,622
Operating expenses
Direct operating expenses	22,430,447	9,589,586
Selling, general and administrative expenses	777,525	275,255

Operating loss	(471,034)	(230,219)
Interest expense	315,416	145,169

Income before provision for taxes	(786,450)	(375,388)
Provision for taxes	—	—

Net loss	(786,450)	(375,388)
Accumulated deficit, beginning of year	(871,000)	(491,064)
Stockholder contributions (Note 5)	71,058	240,627
Stockholder distributions (Note 5)	(243,325)	(245,175)

Accumulated deficit, end of year	$(1,829,717)	$(871,000)

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

 Statements of cash flows

Increase (Decrease) in Cash (Note 6) Years ended December 31,	2011	2010

Cash flows from operating activities
Net loss	$(786,450)	$(375,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	156,066	20,647
Depreciation	797	913
Increase (decrease) from changes in:
Due from and due to promoters	(332,954)	(137,616)
Prepaid expenses	(18,663)	41,858
Accounts payable and other liabilities	603,192	381,973
Deferred revenues	202,247	13,398

Net cash used in operating activities	(175,765)	(54,215)

Cash flows from investing activities	—	—
Cash flows from financing activities
Checks written against future deposits	41,680	(46,886)
Net borrowings on line of credit	300	(259)
Borrowings on notes payable	1,600,000	575,000
Repayments on notes payable	(1,289,234)	(475,000)
Stockholder contributions	71,058	240,627
Stockholder distributions	(243,325)	(245,175)

Net cash provided by financing activities	180,479	48,307

Net increase (decrease) in cash	4,714	(5,908)
Cash, beginning of year	887	6,795

Cash, end of year	$5,601	$887

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

 Notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Business

The Company was incorporated in the State of Louisiana on September 22, 2000. The Company partners with regional promoters to produce dance music events across the USA and internationally that feature electronic music artists playing at club, arena and festival settings.

Revenue recognition

Revenue from the promotion and production of an event is recognized after the performance occurs. Ticket sales collected in advance of an event occurring are recorded as deferred revenues until the event occurs.

We evaluate the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if we are the primary obligor to perform the services being sold, have general inventory risk as it pertains to recruiting and compensating the talent, have the ability to control the ticket pricing, have discretion in selecting the talent, are involved in the production of the event, generally bear the majority of the credit or collection risk, or have several but not all of these indicators, revenue is recorded gross. If we do not have several of these indicators, we record revenues or losses on a net basis.

According to the guidance, for the majority of our events, we have several of the above indicators and therefore we recognize revenue gross as a principal. Additionally, we charge for and collect ticketing and credit card processing surcharges and record the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in expenses.

Direct operating expenses

Direct operating expenses include artist performance fees and travel expenses, venue fees, show- specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Provision for taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income unless the stockholders revoke the S Corporation election. Instead, the stockholders are

Disco Productions, Inc.

Notes to financial statements (Continued)

liable for individual federal income taxes. Accordingly, no provision for corporate income taxes has been recognized.

Due from and due to promoters

Amounts due from and to promoters are the net receivables or payables due from or to promoters for events that have occurred during the year. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. During the years ended December 31, 2011 and 2010, management wrote off $19,066 and $20,647, respectively, related to balances that were deemed to be uncollectible as the promoter went out of business. At December 31, 2011, management also established an allowance for doubtful accounts of $137,000 related to one of its promoters with which it is involved in a dispute (see Note 8).

Property and equipment, and depreciation and amortization

Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. Expenditures for maintenance and repairs are expensed as incurred while additions, renewals and betterments that materially extend the life of the asset are capitalized.

Artist fee tax withholdings

Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair value of financial instruments

The Company's financial instruments consist principally of cash, receivables due from promoters, accounts payable and other liabilities, and debt. Cash and receivables due from promoters are financial assets with carrying values that approximate fair value. Accounts payable and other liabilities are financial liabilities with carrying values that approximate fair value. The carrying amounts of debt approximate the fair value of the financial instruments, as the interest rates are variable and approximate the interest rates presently available to the Company. The Company believes all of the financial instruments' recorded values approximate fair market value because of their nature and respective durations.

Disco Productions, Inc.

Notes to financial statements (Continued)

Concentrations

Financial instruments which potentially subject the Company to credit risks consist primarily of excess cash over insured limits by the Federal Deposit Insurance Corporation and concentration of trade receivables and payables. At times throughout the year cash balances may be in excess of the Federal Deposit Insurance Corporation.

Concentration of credit risk in amounts due from and to promoters is generally not diversified due to the limited number of promoters that the Company works with. The following tables represent a breakdown of concentrations at December 31, 2011 and 2010:

Percentage of Due from Promoters at December 31,	2011	2010

Promoter A	21%	27%
Promoter B	24%	*
Promoter C	*	39%
Promoter D	*	11%

*
did not represent more than 10% of total amounts due from promoters

Percentage of Due to Promoters at December 31,	2011	2010

Promoter E	25%	*
Promoter F	40%	*
Promoter G	*	29%
Promoter H	*	23%
Promoter I	*	21%
Promoter J	*	16%

*
did not represent more than 10% of total amounts due to promoters

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

December 31,	2011	2010	Estimated Useful Lives

Equipment and furniture	$6,731	$6,731	5 years

	6,731	6,731
Less: accumulated depreciation and amortization	(4,926)	(4,129)

Net property and equipment	$1,805	$2,602

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $797 and $913, respectively.

Disco Productions, Inc.

Notes to financial statements (Continued)

3. NOTES PAYABLE

The Company maintains a line of credit from a bank and also borrows from three unrelated lenders on a short-term basis.

Line of credit

The Company maintains a line of credit with one bank, which provides credit facilities up to a maximum amount of $20,000. Borrowings under the credit agreement bear interest 8.25% and are payable monthly. The line of credit agreement does not have a maturity date, and is collateralized by the Company's general assets and personally guaranteed by the stockholder's family member. The Company has an outstanding balance of $20,000 and $19,700 as of December 31, 2011 and 2010, respectively, and for the years then ended, the Company incurred interest expense of $1,356 and $1,567, respectively.

Notes payable

For one lender, the Company incurred multiple borrowings during the years ended December 31, 2011 and 2010 between $75,000 and $100,000 individually. Repayment on each of the borrowings is typically required within two to six months. The effective interest rates on the individual borrowings range from 18% to 47%. The Company has an outstanding balance due to this lender of $200,000 at both December 31, 2011 and 2010 and has accrued interest of $13,602 and $16,711, respectively. For the years ended December 31, 2011 and 2010, the Company incurred interest expense of $200,551 and $143,602, respectively.

For another lender, the borrowings range between $50,000 and $200,000 for the year ended December 31, 2011. The effective interest rates on the individual borrowings range from 28% to 30%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and is personally guaranteed by the stockholder. At December 31, 2011 and 2010, the Company has an outstanding balance of $50,000 and $0, respectively, due to this lender. For the year ended December 31, 2011, the Company incurred interest expense of $97,795.

For another lender, the Company borrowed $300,000 for the year ended December 31, 2011 with an effective interest rate of 29%. The borrowing is collateralized by future ticket sales and is personally guaranteed by the stockholder. At December 31, 2011, the Company has an outstanding balance of $260,766 and due to this lender and for the year then ended, the Company incurred interest expense of $15,714.

4. CONTINGENCIES

Legal matters

The Company is party to legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

Subsequent to December 31, 2011, the Company became involved in a dispute with one of its promoters who claimed the sole rights to intellectual property that was developed, as the Company asserts, in conjunction with the Company. As of the date the financial statements were available to be issued, the dispute had not been resolved, nor did the Company enter into any litigation.

Disco Productions, Inc.

Notes to financial statements (Continued)

5. STOCKHOLDER CONTRIBUTIONS AND DISTRIBUTIONS

During the years ended December 31, 2011 and 2010, the stockholder contributed $71,058 and $240,627, respectively, to the Company and took cash distributions of $243,325 and $245,175, respectively.

6. SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid

During the years ended December 31, 2011 and 2010, the Company paid interest of $318,525 and $128,458, respectively. During the years ended December 31, 2011 and 2010, the Company did not pay taxes.

7. LIQUIDITY

During the year ended December 31, 2011, the Company generated a net loss of $786,450, increasing the accumulated deficit to $1,829,717. Subsequent to year end, the stockholder negotiated for the sale of certain assets of the Company. As a result, management believes that it has the necessary financing to meet its working capital needs and to meet its obligations.

8. SUBSEQUENT EVENTS

The Company has considered subsequent events through June 30, 2012, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification 855, Subsequent Events, except as noted below.

In April 2012, the Company entered into a five-year agreement with a ticket service provider, which requires the Company to use the ticket service provider exclusively for all future events, with certain exceptions. In consideration for this agreement, the Company will receive an advance of $1,400,000, of which $700,000 is to be repaid through future ticket fees. The Company has also guaranteed a minimum volume of tickets and ticket sales, and a bonus if the volume of ticket sales exceeds a certain target.

In June 2012, the stockholder sold certain assets of the Company for a total consideration of $4,000,000 and 1,000,000 shares of the purchaser's common stock.

Disco Productions, Inc.

 Combined interim financial statements
Contents

Disco Productions, Inc.

 Balance sheets
June 19, 2012 and December 31, 2011

	June 19, 2012 unaudited	December 31, 2011

Assets
Current assets:
Cash	$1,904	$5,601
Due from promoters, less allowance for doubtful accounts of $137,000 as of June 19, 2012 and December 31, 2011	2,106,255	640,515
Other receivable	203,774	—
Prepaid expenses and other current assets	2,971	22,663

Total current assets	2,314,904	668,779
Property and equipment:
Property and equipment, net	15,232	1,805

Total assets	$2,330,136	$670,584

Liabilities and Stockholder's Deficit
Current liabilities:
Checks written against future deposits	$182,470	$74,308
Accounts payable	2,221,162	614,597
Due to promoters	267,931	380,065
Artist fee tax withholdings	805,730	677,013
Deferred revenue	208,141	215,645
Accrued expenses	4,274	6,907
Notes payable	391,013	530,766

Total current liabilities	4,080,721	2,499,301
Long-term liabilities:
Other long-term liability	1,374,301	—

Total liabilities	5,455,022	2,499,301
Contingencies (Note 4)
Stockholder's deficit:
Common stock, no par value, stated value $1,000 per share, 1 share authorized, issued and outstanding	1,000	1,000
Accumulated deficit	(3,125,886)	(1,829,717)

Total stockholder's deficit	(3,124,886)	(1,828,717)

Total liabilities and stockholder's deficit	$2,330,136	$670,584

See accompanying notes to the financial statements.

Disco Productions, Inc.

 Unaudited statements of operations and accumulated
deficit for the period ended June 19, 2012 and
six months ended June 30, 2011

	Period ended June 19, 2012	Six months ended June 30, 2011

Revenue	$12,888,008	$12,065,356
Operating expenses:
Direct operating expenses	12,616,208	11,802,894
Selling, general and administrative expenses	1,045,609	214,914

Total operating expenses	13,661,817	12,017,808

Operating loss	(773,809)	47,548
Other income (expense):
Amortization of nonrecoupable payment (see Note 4)	25,699	—
Interest expense	(373,218)	(92,002)

Total other income (expense)	(347,519)	(92,002)
Loss before income taxes	(1,121,328)	(44,454)
Provision for income taxes	—	—

Net loss	(1,121,328)	(44,454)
Accumulated deficit, beginning of period	(1,829,717)	(871,000)
Stockholder contributions	53,804	48,191
Stockholder distributions	(228,645)	(136,547)

Accumulated deficit, end of period	$(3,125,886)	$(1,003,810)

See accompanying notes to the financial statements.

Disco Productions, Inc.

 Unaudited statements of cash flows
for the period ended June 19, 2012 and
six months ended June 30, 2011

	Period ended June 19, 2012	Six months ended June 30, 2011

Cash flows from operating activities:
Net loss	$(1,121,328)	$(44,454)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization of nonrecoupable payment	(25,699)	—
Depreciation	773	398
Changes in operating assets and liabilities:
Due from and due to promoters	(1,577,874)	(606,329)
Other receivable	(203,774)	—
Prepaid expenses	19,692	4,000
Accounts payable and other liabilities	1,732,649	793,881
Deferred revenue	(7,504)	7,796
Other long-term liability	700,000	—

Net cash (used) provided by operating activities	(483,065)	155,292
Cash flows from investing activities:
Purchase of property and equipment	(14,200)	—

Net cash used by investing activities	(14,200)	—
Cash flows from financing activities:
Checks written against future deposits	108,162	(32,628)
Net borrowings on line of credit	—	300
Borrowings on notes payable	850,000	600,000
Repayments on notes payable	(989,753)	(499,952)
Proceeds from ticketing services agreement	700,000	—
Stockholder contributions	53,804	48,191
Stockholder distributions	(228,645)	(136,547)

Net cash provided (used) by financing activities	493,568	(20,636)

Net (decrease) increase in cash	(3,697)	134,656
Cash at beginning of period	5,601	887

Cash at end of period	$1,904	$135,543

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$389,929	$108,713

See accompanying notes to the financial statements

Disco Productions, Inc.

 Notes to unaudited financial statements
for the period ended June 19, 2012 and
six months ended June 30, 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Disco Productions, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

Nature of the company and basis of presentation

The Company was incorporated in the State of Louisiana on September 22, 2000. The Company partners with regional promoters to produce dance music events across the USA, and internationally, that feature electronic music artists playing at club, arena and festival settings. On June 19, 2012, SFX-Disco Operating LLC, a company wholly owned by SFX Holding Corporation, purchased the assets and assumed the liabilities of the Company. As such, these financial statements include the period from January 1, 2012 through June 19, 2012.

Basis of accounting

The accompanying interim statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. These interim financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2011. The Company adheres to the same accounting policies in preparing interim financial statements.

Revenue recognition

Revenue from the promotion and production of an event is recognized after the performance occurs. Ticket sales collected in advance of an event occurring are recorded as deferred revenues until the event occurs.

We evaluate the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if we are the primary obligor to perform the services being sold, have general inventory risk as it pertains to recruiting and compensating the talent, have the ability to control the ticket pricing, have discretion in selecting the talent, are involved in the production of the event, generally bear the majority of the credit or collection risk, or have several but not all of these indicators, revenue is recorded gross. If we do not have several of these indicators, we record revenues or losses on a net basis.

According to the guidance, for the majority of our events, we have several of the above indicators and therefore we recognize gross revenue as a principal. Additionally, we charge for, and collect, ticketing and credit card processing surcharges and record the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider, and credit card merchant processors, are reflected in expenses.

Disco Productions, Inc.

Notes to unaudited financial statements (Continued)
for the period ended June 19, 2012 and
six months ended June 30, 2011

Direct operating expenses

Direct operating expenses include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Provision for taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income unless the stockholders revoke the S Corporation election. Instead, the stockholders are liable for individual federal income taxes. Accordingly, no corporate income taxes provision has been recognized.

Due from and due to promoters

Amounts due from and to promoters are the net receivables or payables due from or to promoters for events that have occurred during the year. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. During the period ended June 19, 2012, there were no balances written off by the Company. At both June 19, 2012 and December 31, 2011, there is an allowance for doubtful accounts of $137,000, related to one of its promoters with which it is involved in a dispute (see Note 5).

Property and equipment, and depreciation and amortization

Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. Expenditures for maintenance and repairs are expensed as incurred while additions, renewals and betterments that materially extend the life of the asset are capitalized. The useful life of property and equipment for purposes of computing depreciation is 5 years.

Artist fee tax withholdings

Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Disco Productions, Inc.

Notes to unaudited financial statements (Continued)
for the period ended June 19, 2012 and
six months ended June 30, 2011

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at:

	June 19, 2012	December 31, 2011

Equipment and furniture	$6,731	$6,731
Website	14,200	—

	20,931	6,731
Less: Accumulated depreciation	(5,699)	(4,926)

	$15,232	$1,805

Disco Productions, Inc.

Notes to unaudited financial statements (Continued)
for the period ended June 19, 2012 and
six months ended June 30, 2011

Depreciation expense for the period ended June 19, 2012 and six months ended June 30, 2011 was $773 and $398, respectively.

3. NOTES PAYABLE

The Company maintains a line of credit with a bank and also borrows from three unrelated lenders on a short-term basis.

	Balance as of
	June 19, 2012	December 31, 2011

Line of credit
The Company maintains a line of credit with one bank, which provides a credit facility up to a maximum amount of $20,000. Borrowings under the credit agreement bear interest 8.25% and are payable monthly. The line of credit agreement does not have a maturity date, and is collateralized by the Company's general assets and the personal guarantee of the stockholder's family member.	$20,000	$20,000
For one lender, the Company incurred multiple borrowings for both the period ended June 19, 2012 and six months ended June 30, 2011 of $100,000. Repayment on each of the borrowings is typically required within two to six months. The effective interest rates on the individual borrowings range from 15% to 18%.	$230,000	$200,000
For another lender, the borrowings range between $25,000 and $200,000 for the period ended June 19, 2012. There were no borrowings for the six months ended June 30, 2011. The effective interest rates on the individual borrowings range from 26% to 42%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and the personal guarantee of the stockholder.	141,013	50,000
For another lender, the Company borrowed $300,000 in the second half of the year ended December 31, 2011 with an effective interest rate of 29%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and the personal guarantee of the stockholder.	—	260,766

	$391,013	$530,766

Disco Productions, Inc.

Notes to unaudited financial statements (Continued)
for the period ended June 19, 2012 and
six months ended June 30, 2011

4. LONG-TERM LIABILITIES

During the period ended June 19, 2012, the Company entered into a ticketing services agreement with Eventbrite, Inc. (EBI) and appointed EBI as the Company's exclusive ticketing agent. In accordance with the agreement, the Company received the following compensation:

Recoupable advance

The Company received an advance of $700,000. This advance will be repaid to EBI through ticket sale royalties of at least $2 per ticket, on all ticket sales, until fully recouped by EBI. Ticketing services, under this agreement, began in July 2012. As such, no payments were received by EBI during the period ended June 19, 2012.

Nonrecoupable payment

The Company received $700,000 in consideration for entering into the ticketing services agreement. The Company is amortizing this nonrecoupable payment over the five year the term of the agreement. The Company recognized $25,699 of other income, in connection with this agreement, during the period ended June 19, 2012.

5. CONTINGENCIES

Legal matters

The Company is party to legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

During the period ended June 19, 2012, the Company became involved in a dispute with one of its promoters who claimed the sole rights to intellectual property that was developed, as the Company asserts, in conjunction with the Company. As of the date the financial statements were available to be issued, the dispute had not been resolved, nor did the Company enter into any litigation.

6. CONCENTRATIONS

Financial instruments which potentially subject the Company to credit risks consist primarily of excess cash over insured limits by the Federal Deposit Insurance Corporation and concentration of trade receivables and payables. At times throughout the year cash balances may be in excess of the Federal Deposit Insurance Corporation.

Disco Productions, Inc.

Notes to unaudited financial statements (Continued)
for the period ended June 19, 2012 and
six months ended June 30, 2011

Concentration of credit risk in amounts due from and to promoters is generally not diversified due to the Company's limited number of promoters. The following tables represent a breakdown of concentrations at June 19, 2012:

	June 19, 2012	December 31, 2011

Percentage of Due from Promoters
Promoter A	51%	21%
Promoter B	11%	24%
Promoter C	* %	* %

Percentage of Due to Promoters
Promoter D	39%	* %
Promoter E	38%	25%
Promoter F	17%	40%
Promoter G	* %	* %

*
did not represent more than 10% of total amounts due from or due to promoters

7. OTHER RECEIVABLE

Beginning February 2012, one of the Company's lenders began withholding an additional 10% of the Company's daily ticket sales but did not apply the funds against the Company's note payable balance with the lender. At June 19, 2012, the Company recorded the total amount withheld of $203,774 as a receivable. As of June 19, 2012, the Company's note payable balance to this lender was $0 and accordingly, subsequent to period end, the Company has received the entire receivable balance of $203,774.

8. SUBSEQUENT EVENTS

The Company has considered subsequent events through January 7, 2013, the date the interim financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclosure under FASB ASC 855, Subsequent Events.

Nightlife Holdings, LLC

Financial Statements

Period Ended December 31, 2012 and Years
Ended December 31, 2011 and 2010

Nightlife Holdings, LLC

 Independent auditor's report

To the Members
Nightlife Holdings, LLC
Miami, Florida

We have audited the accompanying consolidated balance sheets of Nightlife Holdings, LLC (formerly known as MMG Nightlife, LLC) and subsidiaries (the "Company") as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income and members' equity and cash flows for the period ended December 31, 2012 and the years ended December 31, 2011 and 2010, and the related notes to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nightlife Holdings, LLC and subsidiaries at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for the period ended December 31, 2012 and the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 10, effective December 31, 2012, the members sold 80% of their ownership interests in and assets of Nightlife Holdings, LLC to SFX Entertainment. The consolidated financial statements and accompanying notes do not reflect this transaction. Our opinion is not modified with respect to this matter.

New York, NY
April 12, 2013

Nightlife Holdings, LLC

 Balance sheets

December 31,	2012	2011	2010

Assets
Current:
Cash	$112,531	$7,237	$—
Accounts receivable (Note 3)	713,946	137,515	212,329
Other assets	175,000	37,688	—

Total Current Assets	1,001,477	182,440	272,329
Property and Equipment, Net	1,687	1,687	1,687
Loan Receivable From Related Party (Note 2)	28,000	28,000	—

	$1,031,164	$212,127	$274,016

Liabilities and Members' Equity
Current Liabilities:
Accounts payable and other	$284,813	$14,883	$96,656
Accrued expenses	109,000	—	25,183

Total Current Liabilities	393,813	14,883	121,839
Commitments (Note 4)
Members' Equity	637,351	197,244	157,177

	$1,031,164	$212,127	$274,016

See accompanying notes to consolidated financial statements.

Nightlife Holdings, LLC

 Statements of income and members' equity

	Period Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Revenues (Note 3):
Management fee	$2,799,585	$3,420,576	$1,510,640
Incentive fee	888,329	90,110	195,035
Professional service income	900,407	1,069,557	779,438

Total Revenues	4,588,321	4,580,242	2,485,113

Operating Expenses:
Professional service expense	846,912	1,175,202	883,891
Selling, general and administrative	1,163,594	943,435	1,036,918
Ticket sales expense	—	1,047	—

Total Operating Expenses	2,010,506	2,119,684	1,920,809

Operating Income	2,577,815	2,460,558	564,304
Other Income	20,500	61,607	62,889

Net Income	2,598,315	2,522,165	627,193
Members' Equity, Beginning of Year	197,244	152,177	785,478
Contributions from Members	2,372,098	—	—
Distributions to Members	(4,530,306)	(2,477,098)	(1,260,494)

Members' Equity, End of Year	$637,351	$197,244	$152,177

See accompanying notes to consolidated financial statements.

Nightlife Holdings, LLC

 Statements of cash flows

Year ended December 31,	2012	2011	2010

Cash Flows From Operating Activities:
Net income	$2,598,315	$2,522,165	$627,193
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in:
Accounts receivable	(576,431)	134,813	(54,702)
Other assets	(137,312)	(37,688)	—
Increase (decrease) in:
Accrued expenses	269,930	(25,183)	25,183
Accounts payable	109,000	(81,772)	96,183

Net Cash Provided By Operating Activities	2,263,502	2,512,335	693,857

Cash Flows From Investing Activities:
Purchases of property and equipment	—	—	(1,687)
Decrease in loans receivable—members	—	—	44,964
Decrease in due from related party	—	—	461,806
Increase in loan receivable	—	(28,000)	—

Net Cash Provided By (Used In) Investing Activities	—	(28,000)	505,083

Cash Flows From Financing Activities:
Contributions from members	2,372,098	—	—
Distributions to members	(4,530,306)	(2,477,098)	(1,260,494)

Net Increase (Decrease) in Cash	105,294	7,237	(61,554)
Cash, Beginning of Year	7,237	—	61,554

Cash, End of Year	$112,531	$7,237	$—

See accompanying notes to consolidated financial statements.

Nightlife Holdings, LLC

 Notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Nightlife Holdings, LLC (the "Company"), formed in March 2012 as a new holding Company is engaged in marketing and nightclub operations activities, primarily in Florida, USA. Its wholly owned subsidiaries, MMG Nightlife LLC, Punta Cana Venue, LLC and US Nightlife Management, LLC manage the operations of two nightclub venues in South Florida (USA) on behalf of Fontainebleau Hotel ("club owner"), one nightclub in Punta Cana (the Caribbean) on behalf of Palace Resorts ("club owner") that commenced operations in January 2012 but terminated the agreement in July 2012 and a new venue in South Florida (USA) on behalf of Amnesia International, LLC ("club owner") that commenced operations in December 2012 under the terms of the respective executed management agreements.

Principles of consolidation

The accompanying consolidated financial statements include the account of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts receivable

Accounts receivable are customer obligations due under normal trade terms. The Company manages three venues and derives its revenues from the two club owners of these clubs. The Company performs continuing evaluations of its customers' financial condition and based on the information available to it as well as historical collections trends, the Company believes no allowance for doubtful accounts as of December 31, 2012, 2011 and 2010 is necessary.

Revenue recognition

The Company earns management fee revenue from operating nightclubs which is recognized as services are provided per the terms of its management agreements. Incentive fee income is based on the nightclubs' profitability. The Company recognizes incentive fee income when the fee is fixed and determinable. In 2012, the Company ceased managing a nightclub. The club owner was contractually obligated to pay a $175,000 termination fee. The fee was recorded as management fee revenue in 2012. The professional service income primarily consists of reimbursable expenses for professional services provided by the Company, acting in a principal capacity on behalf of the club owner, and is recorded on a gross basis as the services are provided.

The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if the Company is the primary

Nightlife Holdings, LLC

Notes to consolidated financial statements (Continued)

obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenues or losses on a net basis. According to the guidance, for its professional service fee income, the Company has determined that most of the above indicators exist and therefore, it recognizes reimbursement revenue gross as a principal. Professional service fee expenses are reflected in operating expenses.

Income taxes

The Company is a limited liability Company and the members are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no income tax provision has been made in the accompanying financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair value of financial instruments

The Company values its assets and liabilities using the methods of fair value as described in ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of fair value hierarchy are described below:

The three levels of the fair value hierarchy under ASC 820 are described as follows:

  Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

  Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

  Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts of the Company's financial instruments including cash, receivables and payables are carried at cost, which approximates fair value due to the immediate and short maturity of these assets and liabilities.

2. RELATED PARTY TRANSACTIONS

The Company has a loan receivable with related party of $28,000 as of December 31, 2012 and 2011. The loan is noninterest-bearing, unsecured and with no stated repayment terms.

Nightlife Holdings, LLC

Notes to consolidated financial statements (Continued)

3. MAJOR CUSTOMERS

One customer accounted for approximately 85%, 100% and 100% of trade receivables and approximately 97%, 100% and 100% of revenues in 2012, 2011 and 2010 respectively.

4. COMMITMENTS

The Company leases its office facilities under a five-year non-cancellable operating lease. The lease was renewed on February 1, 2012 and expires on January 31, 2016. The Company follows the straight-line rent method of recognizing lease rental expense. Annual future minimum rental commitments are as follows:

Year ending December 31,

2013	$81,845
2014	85,937
2015	90,234
2016	7,549

$265,566

Rent expense for the period ended December 31, 2012 and years ended December 31, 2011 and 2010 was $78,258, $55,899 and $36,970 respectively.

5. SUBSEQUENT EVENTS

The Company has considered subsequent events through April 12, 2013, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclose ASC 855, "Subsequent Events", except for the following:

On December 31, 2012, the members sold 80% of their ownership interests in and assets of Nightlife Holdings, LLC to SFX Entertainment, Inc. ("SFXE") for a total consideration of $13,491,200 paid in cash and 674,560 shares of SFXE's common stock. The consolidated financial statements and accompanying notes above do not reflect this transaction.

Consolidated Financial Statements

Beatport, LLC and Subsidiaries

(A Limited Liability Company)

Years Ended December 31, 2012 and 2011
With Report of Independent Auditors

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Consolidated Financial Statements

Years ended December 31, 2012 and 2011

 Report of independent auditors

The Board of Managers and Members
Beatport, LLC

We have audited the accompanying consolidated financial statements of Beatport, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, members' equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beatport, LLC and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

February 11, 2013
Denver, Colorado

                      /s/ Ernst & Young LLP

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Consolidated balance sheets

	December 31
	2012	2011

Assets
Current assets:
Cash and cash equivalents	$13,292,765	$10,994,269
Restricted cash	206,062	410,006
Accounts receivable	174,366	155,325
Taxes receivable, net	5,253	20,941
Prepaid expenses	378,182	387,572
Other current assets	159,841	298,324

Total current assets	14,216,469	12,266,437
Property and equipment, net	1,988,378	2,459,003
Software and intangible assets, net	1,722,035	1,214,981
Goodwill	368,808	368,808
Merchant deposits	431,197	370,746
Other assets	74,891	85,849

Total assets	$18,801,778	$16,765,824

Liabilities and members' equity (deficit)
Current liabilities:
Accounts payable	$267,081	$554,869
Taxes due	1,860,197	1,240,269
Deferred tax liability	31,500	53,625
Record label payable	9,510,001	7,690,511
Mechanical royalties payable	3,569,250	3,298,680
Other accrued liabilities	1,153,616	1,082,288

Total current liabilities	16,391,645	13,920,242
Other liabilities	58,342	93,105
Long-term record label and mechanical royalties payable	5,505,774	4,371,109

Total long-term liabilities	5,564,116	4,464,214
Commitments and contingencies (Note 7)
Members' equity (deficit):
Membership Interests	(2,918,539)	(1,937,599)
Preferred Membership Interests	(235,444)	318,967

Total members' equity (deficit)	(3,153,983)	(1,618,632)

Total liabilities and members' equity (deficit)	$18,801,778	$16,765,824

See accompanying notes.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Consolidated Statements of Operations

	Year Ended December 31
	2012	2011

Net revenue	$48,460,649	$44,457,542
Cost of sales	33,393,337	31,548,419

Gross profit	15,067,312	12,909,123
Selling, general, and administrative expenses	16,400,565	14,189,034

Operating loss	(1,333,253)	(1,279,911)
Other income (expense):
Interest income	36,673	38,973
Foreign exchange loss	(78,536)	(11,531)

Total other income (expense)	(41,863)	27,442

Loss before income tax expense	(1,375,116)	(1,252,469)
Foreign income tax expense	160,235	101,255

Net loss	$(1,535,351)	$(1,353,724)

See accompanying notes.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Consolidated Statements of Members' Equity (Deficit)

	Common Interests	Preferred Interests	Total

Balance at December 31, 2010	$(1,937,599)	$1,672,691	$(264,908)
Net loss	—	(1,353,724)	(1,353,724)

Balance at December 31, 2011	(1,937,599)	318,967	(1,618,632)
Net loss	(980,940)	(554,411)	(1,535,351)

Balance at December 31, 2012	$(2,918,539)	$(235,444)	$(3,153,983)

See accompanying notes.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Consolidated Statements of Cash Flows

	Year Ended December 31
	2012	2011

Operating activities
Net loss	$(1,535,351)	$(1,353,724)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,759,709	1,545,648
Gain on sale of fixed assets	—	(17,390)
Net changes in operating assets and liabilities:
Accounts receivable	(19,041)	52,130
Taxes receivable	15,688	(20,941)
Prepaid expenses	9,390	(153,345)
Other current assets	138,483	49,645
Merchant deposits and other assets	(49,493)	(151,578)
Accounts payable	(287,788)	346,960
Taxes due	619,928	(185,696)
Deferred tax benefit	(22,125)	(30,375)
Record label payables	1,767,832	1,062,664
Mechanical royalties payable	1,456,893	1,802,469
Changes to restricted cash	—	(15,000)
Other current accrued liabilities	71,328	(604,624)
Other liabilities, long-term	(34,763)	(24,344)

Net cash provided by operating activities	3,890,690	2,302,499
Investing activities
Purchases of property and equipment	(806,353)	(1,600,809)
Purchases of software and other intangible assets	(989,785)	(742,282)
Changes to restricted cash	203,944	(203,944)
Proceeds from sale of fixed assets	—	35,060

Net cash used in investing activities	(1,592,194)	(2,511,975)

Net increase (decrease) in cash and cash equivalents	2,298,496	(209,476)
Cash and cash equivalents, beginning of year	10,994,269	11,203,745

Cash and cash equivalents, end of year	$13,292,765	$10,994,269

Supplemental cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	$37,851	$23,896

See accompanying notes.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

 Notes to consolidated financial statements
December 31, 2012

1. ORGANIZATION AND BUSINESS

Beatport, LLC (the Company) commenced operations in 2003 and is incorporated in the state of Colorado as a limited liability company. The Company is engaged in the sale and marketing of electronic music file downloads through its websites and facilities in the United States and Berlin, Germany. During 2012, the Company's largest markets were the European Union (EU) and the United States, representing approximately 45.9% and 22.3% of net revenue, respectively.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Financial condition

For the year ended December 31, 2012, the Company incurred a net loss of $1,535,351, with cash provided by operating activities of $3,890,690. Management expects reductions in operating losses in the long term as business and operating activities are completed to generate increased revenues and reduce expenses based on the Company's business plan. The positive operating cash flow generated by the Company primarily relates to the accumulation of monies withheld from record label payables in order to satisfy mechanical royalty obligations. This accumulation has provided positive cash flows each of the past five years and management anticipates this trend will continue as the ultimate settlement of these obligations happens at a slow pace. The Company believes its cash and cash equivalents will be adequate to meet its cash needs for the foreseeable future, or at least one year from December 31, 2012. An inability to generate sufficient revenues, quickening of the ultimate settlement of mechanical royalty obligations, or the inability to decrease expenses could have a material adverse impact on the Company's ability to meet its intended business objectives.

Reclassifications

Certain 2011 financial statement line items have been reclassified to conform to the current year's presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are comprised of readily accessible money market mutual fund investments and certificates of deposit.

For the years ended December 31, 2012 and 2011, the Company had deposits in banks in excess of the Federal Deposit Insurance Corporation limits of $7,513,937 and $6,788,795, respectively.

Restricted cash

For the years ended December 31, 2012 and 2011, the Company had restricted cash balances of $206,062 and $410,006, respectively. As of December 31, 2012 and 2011, these amounts represent collateral for the Company's purchasing cards and an unused letter of credit for payment of Swiss Value Added Tax, as well as amounts held in escrow.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

Accounts receivable

Accounts receivable are a result of the time delay between customer payments through their credit card accounts on the Company's website and final settlement from the Company's external payment processors. The clearing period between payment and settlement is normally one to five days, with international transactions generally taking the longest period of time.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the respective estimated useful lives. Maintenance and repairs are expensed as incurred. Improvements that extend the useful lives of the assets or provide improved efficiency are capitalized.

Estimated useful lives by asset class are generally as follows:

Asset Classification	Estimated Useful Lives

Furniture and fixtures	7 years
Computer equipment	3 years

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives.

Goodwill, software, and intangibles

The Company incurs significant costs associated with internal-use software, which consists principally of the Company's website. The Company charges to expense as incurred the costs of research, including predevelopment efforts related to determining technological or product alternatives, and costs incurred for training and maintenance. Internal-use software and website development costs, which include direct costs such as labor and contractors, are capitalized when it is probable that the project will be completed and the software or website will be used as intended. Costs incurred for upgrades and enhancements to the Company's internal-use software or website are capitalized when it is probable that such efforts will result in additional functionality. Capitalized software and website costs are amortized to expense over the estimated useful life of the software or website, generally three years, except for purchased software, which is depreciated over five years.

As part of the acquisition of Sounds to Sample Ltd. in October 2010, a portion of the purchase price was allocated to two intangible assets: trademarks and supplier relationships, which are amortized over four years. Additionally, a portion of the purchase price was allocated to goodwill.

Merchant deposits

Merchant deposits are amounts held by the Company's external payment processors as security for any voided or charged back transaction amounts greater than deposits on any given day. If necessary, amounts will be deducted from these deposits and replenished through normal sales activity.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

Revenue recognition

The Company recognizes revenue from music file sales made via the internet. Revenue is recognized when persuasive evidence of an arrangement exists, products or services have been delivered to and accepted by the customer, collectibility is reasonably assured, and the Company's fee is fixed or determinable. The Company's music files are considered delivered to and accepted by the customer upon the customer's remittance by a credit card through the Company's website. The Company records reductions to revenue for voided transactions based on the Company's historical experience.

Cost of sales

Cost of sales includes the cost of royalties to record labels, mechanical royalties to collecting societies and labels, and direct costs of order fulfillment, including transaction and foreign exchange conversion fees from external payment processors.

The Company withholds a portion of royalty payments to record labels to satisfy mechanical royalty obligations. These withholdings have been accrued and are reflected in the accompanying consolidated balance sheets in mechanical royalties payable and record label payable. The amounts withheld are subject to estimation, and any excess amount withheld will be remitted back to the record labels upon reconciliation with the various mechanical royalty societies to whom the Company remits mechanical royalty payments.

Advertising

The cost of advertising is expensed in selling, general, and administrative expenses as incurred. For the years ended December 31, 2012 and 2011, the Company incurred advertising expense of $1,446,395 and $1,261,065, respectively. As of December 31, 2012 and 2011, the Company had $38,328 and $42,500, respectively, of deferred advertising costs recorded as prepaid expenses.

Foreign currency transactions

The U.S. dollar is the functional currency for all of the Company's operations. Revenues and expenses are translated at average exchange rates prevailing during the period. Foreign currency denominated monetary assets and liabilities are remeasured based on exchange rates at the end of the period and are recognized in operations. Non-monetary assets and liabilities are remeasured at historical rates in effect when the asset was recognized or the liability was incurred. The Company recognized a net foreign exchange loss in the accompanying consolidated statements of operations of $(78,536) and $(11,531) for the years ended December 31, 2012 and 2011, respectively.

Taxes

The Company is a limited liability company and, as such, is considered a pass-through entity for U.S. income tax purposes and generally does not pay U.S. federal or state income taxes. The taxable income or loss of the Company, which may vary substantially from income or loss on a financial reporting basis, is included in the U.S. federal and state tax returns of the members.

Income taxes on the results of operations of the Company's wholly owned subsidiary, Beatport S.a.r.l., have been included as current foreign income tax expense in the accompanying consolidated statements of operations.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

Management has estimated and recorded amounts due for other taxes it believes the Company is subject to, primarily Value Added Tax (VAT) in the EU. Management believes that the amounts recorded for such non-income tax liabilities are adequate; however, actual amounts may differ from recorded amounts. Net revenue and cost of sales on the accompanying consolidated statements of operations included VAT of $3,310,841 and $3,285,518 for the years ended December 31, 2012 and 2011, respectively.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of the Company's assets and liabilities. The Company has a net deferred tax liability of $31,500 and $53,625 at December 31, 2012 and 2011, respectively.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

Subsequent events

The Company evaluated subsequent events through February 11, 2013, the date these consolidated financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31
	2012	2011

Furniture and fixtures	$290,093	$283,197
Computer equipment	4,961,200	4,200,763
Leasehold improvements	786,435	747,415

	6,037,728	5,231,375
Less accumulated depreciation	(4,049,350)	(2,772,372)

	$1,988,378	$2,459,003

Depreciation expense was $1,276,978 and $954,023 for the years ended December 31, 2012 and 2011, respectively.

The Company performs an annual review of all long-lived assets to determine if indicators of impairment are present. No impairment was identified as a result of the Company's 2012 or 2011 analyses.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

4. GOODWILL, SOFTWARE, AND OTHER INTANGIBLE ASSETS

The Company does not amortize goodwill. Rather, such assets are required to be tested for impairment whenever events or changes in circumstances indicate that the assets may be impaired. The Company performs its goodwill impairment tests as of December 31 each year and no goodwill impairment charges were recognized during the years ended December 31, 2012 or 2011.

Amortizable software and other intangible assets consisted of the following:

	December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Computer software	$3,127,900	$2,367,885	$760,015
Intellectual property	7,500	2,858	4,642
Supplier relationships	238,000	133,875	104,125
Trademark	62,000	34,874	27,126
Software in progress	826,127	—	826,127

Total	$4,261,527	$2,539,492	$1,722,035

	December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Computer software	$2,449,418	$1,961,225	$488,193
Intellectual property	7,500	1,786	5,714
Supplier relationships	238,000	74,375	163,625
Trademark	62,000	19,375	42,625
Software in progress	514,824	—	514,824

Total	$3,271,742	$2,056,761	$1,214,981

Amortization expense was $482,731 and $591,625 for the years ended December 31, 2012 and 2011, respectively. The estimated amortization expense for the next five years is as follows:

Year ended December 31:

2013	$452,477
2014	343,446
2015	92,751
2016	3,015
2017	729

$892,418

Total capitalized costs related to internal-use software, consisting primarily of internal labor and contract labor, were $797,807 and $328,530 during the years ended December 31, 2012 and 2011, respectively.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

5. MEMBERS' EQUITY

Members' equity consists of two classes of Membership Interests: Membership Interests (including Non-voting Member) and Preferred Membership Interests (of the Investor Member). The Members' Interest was governed by the Fourth Amended and Restated Operating Agreement of Beatport, LLC (the Former Agreement) from April 19, 2007 through November 30, 2009. The Members' Interest is governed by the Fifth Amended and Restated Operating Agreement of Beatport, LLC (the Agreement) from December 1, 2009. Except under certain specific circumstances, no Member or Non-voting Member has the right to resign, retire, or otherwise withdraw as a member without consent of all other members.

Membership interests

Membership Interests may be sold to a third party only after the selling Member offers to sell its interests to the other Members and Investor Members. Members vote ratably as per their Membership Interest in relation to the total Membership Interests and Investor Membership Interests.

Non-voting member

Non-voting Members shall not be entitled to transfer or dispose of their Membership Interest except to the Company. Such transfer or disposition of a Non-voting Member's Interest to the Company shall require a majority vote, which must include the Investor Member. In the event that a Non-voting Member is terminated from employment with the Company or leaves employment with the Company subject to provisions of the Agreement, the Company shall have the right to repurchase the Non-voting Member's Interest.

Preferred membership interests

Preferred Membership Interests are held only by the Investor Member. On April 20, 2007, the Company finalized an agreement issuing Preferred Membership Interests to Insight Venture Partners V, L.P., Insight Beatport Cayman Blocker, Inc., and Insight Venture Partners, L.P. (Employee Co-Investors) (collectively, Insight or the Investor Member), and received proceeds of $12,000,000.

The Preferred Membership Interests issued to Insight give the Investor Member a 19.356% interest in the Company and veto rights to certain corporate actions and provide Insight with a priority in receiving a return of its initial capital investment.

Insight has the right to transfer any or all of its Preferred Membership Interests. Insight must first offer the Company the right to purchase the Preferred Membership Interests at the same price and upon the same terms as any proposed sale to a third party. If the Company refuses, the transfer can occur as long as the transferee is not deemed to be a competitor of the Company and the transferee agrees to be bound by the Agreement.

At any time after January 1, 2017, Insight has the right to require the Company to redeem all or part of the Preferred Membership Interests for the initial price paid.

Allocation of net loss, net income, and cash distributions

Prior to the Former Agreement, net income and loss were allocated to members based on relative membership interest percentages (as defined in previous operating agreements). The Former Agreement

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

and Agreement require the Company to allocate net income or loss to members according to defined formulas. For the time period after the Former Agreement, the net loss is first allocated to the Members so as to cause the Capital Account balances of the Members (in excess of the Preferred Members Contributions) to be equal to zero, second, to the Members holding Preferred (Investor) Membership Interests until their Capital Accounts are reduced to zero, and thereafter to the Members in accordance with the Membership Interests. Net income shall be allocated among the Members first, to the Members to the extent of any net losses allocated to the Members in accordance with provisions of the Agreement in inverse order to the allocations made thereunder. Second, net income shall be allocated to any Member to the extent that the aggregate of all distributions made to such Member pursuant to provisions of the Agreement for the current period and for all prior periods exceeds all income previously allocated to such Member pursuant to provisions of the Agreement, for all prior periods, in proportion to such excess amounts. Third, net income shall be allocated to the Members (including Members holding Preferred Membership Interests) in accordance with their Membership Interests until the Members holding Preferred Membership Interests have been allocated an aggregate amount of net income equal to three times their Contributions. Thereafter, net income shall be allocated to the Members other than the Members holding Preferred Membership Interests.

Voluntary distributions are only allowed if the assets of the Company are greater than the liabilities of the Company and if other restrictions related to the recovery of the Investor Members' initial capital contribution have been triggered. Further, distributions must be approved by a majority vote of Members and Investor Members. The resulting distribution would first be allocated to fully repay any loans made to the Company by any Member and then to all Members (including Members holding Preferred Membership Interests), in accordance with their Membership Interest.

Distributions as a result of a change in control, liquidation, or dissolution of the Company would first be allocated to fully repay any loans made to the Company by any Member. The Investor Member would then obtain a priority payout to recoup their initial capital contribution. The next distribution would be made to members in accordance with their Membership Interests until such time as the Investor Member has received distributions equal to three times their capital contribution. Any remaining distribution would be allocated to the Members other than Members holding Preferred Membership Interests, in accordance with their membership interests.

Equity-based compensation

Phantom membership interests

During 2008 and 2009, the Company issued a 0.75% and 1.1%, respectively, Phantom Membership Interest to executives subject to the appreciation of the value of the Company. The Phantom Membership Interest vests after five years of continuous employment, but may vest earlier upon death, termination without cause, or a change in control of the Company in accordance with the terms of the underlying agreements. The expense related to the Phantom Membership Interest is recognized straight-line over the vesting period, as long as the value of the Company is increasing. The Phantom Interest, once earned and vested, is payable in cash. The estimated value of the Company at December 31, 2012 and 2011, was below the required appreciation threshold, and thus, no expense was recognized for the years ended December 31, 2012 and 2011.

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

6. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) plan under which eligible employees may defer up to 100% of compensation subject to IRS maximum contribution amounts. The Company matches up to 3% of salary on eligible funds contributed to the plan. The Company's contributions vest over five years. The expense incurred by the Company for the matching of 401(k) contributions was $100,131 and $57,728 for the years ended December 31, 2012 and 2011, respectively, which is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations.

7. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases administrative offices and certain equipment under noncancelable operating lease agreements. Rent expense under these leases for the years ended December 31, 2012 and 2011, totaled $493,915 and $347,103, respectively. The following is a schedule of future minimum lease payments:

Year ended December 31:

2013	$395,504
2014	296,411
2015	106,875

$798,790

There are no noncancelable operating lease commitments beyond 2015. The Company has the option to renew its lease for its Denver, Colorado facility, for up to two additional five-year terms.

Commitments

The Company has entered into contracts with vendors primarily for internet connectivity services, which have committed the Company to minimum future payments. The following is a schedule of future minimum payments:

Year ended December 31:

2013	$634,459
2014	361,044
2015	97,200

$1,092,703

Litigation, claims, and assessments

In December 2010, a lawsuit was filed against the Company, a Denver, Colorado nightclub, the nightclub's owner, and a talent agency. The nightclub's owner is a Member of the Company. The plaintiff owns several nightclubs in the Denver market and alleges that Beatport, the local nightclub, the nightclub's owner, and the talent agency engaged in monopolistic practices, denying the plaintiff's nightclubs access to performances by popular DJs. The Company attended mediation proceedings in June 2012 with no settlement reached. Oral arguments and discovery occurred in 2012, with the

Beatport, LLC and Subsidiaries (A Limited Liability Company)

Notes to consolidated financial statements (Continued)
December 31, 2012

actual trial scheduled for June 2013. The Company is unable to predict an outcome or a possible loss or range of loss, if any, which could be associated with the resolution of the civil claims brought against the Company.

The Company is subject to various other claims and business disputes in the ordinary course of business, none of which are considered to be material to the financial position or operations of the Company.

Mechanical royalties payable

Prior to July 1, 2008, based on agreements with individual record labels related to its sales of digital music, the Company had consistently remitted monies for mechanical royalties to such record labels with the understanding that these amounts would be remitted to applicable mechanical royalty collection societies. However, the Company is in discussions with multiple collection societies that are requesting payment directly from the Company. As a result, the Company has recorded $746,550 and $746,550 within mechanical royalties payable as of December 31, 2012 and 2011, respectively, for these claims. Management believes the amounts recorded for such mechanical royalties payable are adequate; however, actual amounts paid could ultimately differ from recorded amounts.

8. RELATED-PARTY TRANSACTIONS

The Company shared a facility with a Member in Berlin, Germany. The Member billed the Company for rent and other services and the expense related to this arrangement for the years ended December 31, 2012 and 2011, was $0 and $115,664, respectively.

The Company utilized the janitorial services of a Member's immediate family member. The expense related to these services for the years ended December 31, 2012 and 2011, was $0 and $31,660, respectively.

Shares

Common Stock

SFX ENTERTAINMENT, INC.

PROSPECTUS

UBS Investment Bank	Barclays	Jefferies

, 2013

Until                           , 2013 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution

The following table provides information regarding the various actual and anticipated expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Item	Amount

SEC registration fee	$	*
Legal fees and expenses		*
Listing fee		*
FINRA filing fee		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*
Total		*

*
To be completed by amendment

Item 14.    Indemnification of directors and officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Part II

The Company's Certificate of Incorporation and By-Laws provide that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Company's Certificate of Incorporation and By-Laws provide that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

We have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.    Recent sales of unregistered securities

In June 2012, we issued 1,000,000 shares of common stock in a private placement to the seller of Disco Productions, Inc. In July 2012, we issued 786,467 shares of common stock in a private placement to the sellers of Dayglow LLC and its affiliates. In December 2012, we issued 674,560 shares of common stock in a private placement to the seller of Nightlife Holdings, LLC, MMG Nightlife, LLC, US Nightlife Management, LLC, Puhta Cana Venue, LLC, David Grutman, Inc., SEBU Corp., Brian Gordan, David Grutman and World on a String, LLC.

On October 29, 2012, we closed a private placement financing with an existing stockholder in which we issued 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5.0 million.

On October 29, 2012, we closed a financing with our founder Robert F.X. Sillerman in which we issued 2,500,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $10.0 million.

On December 6, 2012, we closed a private placement financing with an investor in which we issued 300,000 shares of common stock at a price per share of $5.00 for an aggregate purchase price of $1.5 million. Such purchase price was paid in the form of a $1.5 million principal amount promissory note having a maturity date of December 6, 2015. The promissory note is secured by the 300,000 shares and the principal of the investor has personally guaranteed the repayment of $375,000 of the promissory note.

During the year ended December 31, 2012, we granted to our directors, officers and employees options to purchase 10,345,500 shares of our common stock with per share exercise prices ranging from $2.00 to $10.00, 100,000 shares of our common stock to one executive officer and 1,875 shares of our common stock to a director.

On January 8, 2013, we closed a private placement financing with an investor in which we issued 2,000,000 shares of common stock at a price per share of $5.00 for an aggregate purchase price of $10.0 million.

On February 22, 2013, we closed a private placement financing with an investor in which we issued 2,000,000 shares of common stock at a price per share of $5.00 for $10.0 million in net proceeds.

Part II

In the March 2013 Beatport acquisition, we issued in a private placement 5,000,000 shares of our common stock.

In March 2013, under our joint venture with ID&T we issued to ID&T 2,000,000 shares of our common stock and warrants to purchase 500,000 shares of our common stock. In March 2013, we issued to ID&T 2,000,000 shares of our common stock in connection with our entry into the ID&T Option.

During 2013, we granted to our directors, officers, and employees options to purchase 7,425,000 shares of our common stock with per share exercise prices ranging from $5.00 to $10.00 and 1,600,000 shares of our common stock to two employees.

On April 1, 2013, we closed a private placement financing with three related investors in which we issued 1,000,000 shares of our common stock at a price per share of $10.00 for an aggregate purchase price of $10.0 million.

In February 2012, SFX EDM Holdings Corporation issued and sold an aggregate of 36,000,000 shares of its common stock as founder shares at par to its founders, including Robert F.X. Sillerman and affiliated funds controlled by him. During June 2012, SFX EDM Holdings Corporation closed three private placement financings with three separate investors as follows: 4,000,000 shares of common stock at a price per share of $2.50 for an aggregate purchase price of $10.0 million; 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5.0 million; and 500,000 shares of our common stock at a price per share of $5.00 for an aggregate purchase price of $2.5 million.

We subsequently acquired SFX EDM Holdings Corporation when its stockholders entered into share exchange agreements exchanging all of their shares of SFX EDM Holdings Corporation for a like number of newly issued shares of our common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.    Exhibits and financial statement schedules

1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of the Registrant†
3.2	Bylaws of the Registrant†
3.3	Certificate of Amendment to the Certificate of Incorporation of the Registrant
4.1	Specimen Common Stock Certificate*
4.2	Registration Rights Agreement, dated July 31, 2012, by and among the Registrant, Sebastian Solano, Paul Campbell, Patryk Tracz and Lukasz Tracz
4.3	Registration Rights Agreement, dated July 31, 2012, by and among the Registrant, Eric Fuller and Collyns Stenzel
4.4	Registration Rights Agreement, dated December 31, 2012, between the Registrant and Nightlife Holdings LLC
4.5	Registration Rights Agreement, dated June 19, 2012, between the Registrant and Disco Productions, Inc.
5.1	Opinion of Reed Smith LLP*

Part II

10.1	SFX Entertainment, Inc. 2013 Equity Compensation Plan, and forms of agreements thereunder
10.2	Employment Agreement, dated November 8, 2012, between the Registrant and Sheldon Finkel
10.3	Employment Agreement, dated October 18, 2012, between the Registrant and Robert F.X. Sillerman
10.4	Employment Agreement, dated January 1, 2013, between the Registrant and Mitchell Slater
10.5	Form of Share Exchange Agreement, dated June 19, 2012 by and among the Registrant, SFX EDM Holdings Corporation and certain stockholders of the Registrant
10.6	Subscription Agreement, dated June 19, 2012, between SFX EDM Holdings Corporation and The Gordon & Dana Crawford Trust, UTD 8/23/77
10.7	Subscription Agreement, dated June 19, 2012, between SFX EDM Holdings Corporation and Entertainment Events Funding LLC
10.8	Subscription Agreement, dated June 19, 2012, between SFX EDM Holdings Corporation and Baron Small Cap Fund
10.9	Subscription Agreement, dated January 8, 2013, between the Registrant and Adage Capital Management, L.P.
10.10	Put Option Letter Agreement, dated October 28, 2012 between the Registrant and Baron Small Cap Fund
10.11	Asset Contribution Agreement, dated June 19, 2012, by and among the the Registrant, SFX-Disco Operating LLC, SFX EDM Holdings Corporation, Disco Productions, Inc. and James Donald Estopinal**
10.12	Asset Contribution Agreement, dated July 31, 2012, by and among the Registrant, SFX-LIC Operating LLC, Dayglow LLC, Committee Entertainment, LLC and additional parties named therein**
10.13	Asset Contribution Agreement, dated November 21, 2012, by and among the Registrant, SFX-Nightlife Operating LLC, Nightlife Holdings LLC, MMG Nightlife LLC and additional parties named therein**
10.14	Guarantee and Collateral Agreement, dated March 15, 2013, by and among SFX Intermediate Holdco I LLC, SFX Intermediate Holdco II LLC, PITA I LLC, SFX-LIC Operating LLC, SFX-Nightlife Operating LLC, SFX-IDT N.A. Holding LLC and Barclays Bank PLC
10.15	Amendment to the Asset Contribution Agreement, dated December 31, 2012, by and among the Registrant, Nightlife Holdings LLC, MMG Nightlife LLC and additional parties named therein**
10.16	Amended & Restated Promissory Note, dated March 15, 2013, issued by the Registrant to Nightlife Holdings LLC
10.17	Promissory Note, dated December 31, 2012, issued by the Registrant to Robert F.X. Sillerman
10.18	Asset Contribution Agreement, dated July 31, 2012, by and among the Registrant, SFX-LIC Operating LLC, Advanced Concert Productions and additional parties named therein**
10.19	Backstop Commitment Agreement, dated December 28, 2012, by and between the Registrant and Robert F.X. Sillerman
10.20	Form of Indemnification Agreement for officers and directors of the Registrant
10.21	Binding Term Sheet, dated October 26, 2012, by and between the Registrant and ID&T Holding B.V.

Part II

10.22	Amendment to JV Agreement, dated March 14, 2013, by and among the Registrant, SFX-IDT N.A. Holding LLC, ID&T/SFX North America LLC, ID&T/SFX Q-Dance LLC, ID&T/SFX Sensation LLC, ID&T/SFX Mysteryland LLC, ID&T/SFX TomorrowWorld LLC and ID&T Holding B.V.
10.23	Shared Services Agreement, dated January 4, 2013, by and between the Registrant and Viggle Inc.
10.24	Shared Services Agreement, dated January 4, 2013, by and between the Registrant and Circle Entertainment Inc.
10.25	Credit Agreement, dated March 15, 2013, by and among SFX Intermediate Holdco II LLC, SFX Intermediate Holdco I LLC, Barclays Bank PLC, UBS Securities LLC and Jefferies Group LLC
10.26	Guarantee Agreement, dated March 15, 2013, by and between Robert F.X. Sillerman and Barclays Bank PLC
10.27	Option Agreement, dated March 20, 2013, by and between the Registrant and ID&T Holding B.V.
10.28	Subscription Agreement, dated April 1, 2013, by and between the Registrant, and Insight Venture Partners V, L.P., Insight Venture Partners V (Employee Co-Investors), L.P., and Insight Venture Partners (Cayman) V, L.P.
10.29	Subscription Agreement, dated December 6, 2012, by and between the Registrant and White Oak Securities LLC
10.30	Subscription Agreement, dated February 22, 2013, by and between the Registrant and WPP Luxembourg Gamma Three SARL
10.31	Agreement and Plan of Merger, dated February 25, 2013, by and among the Registrant, PITA II LLC, Beatport, LLC, BP Representative, LLC and additional parties named therein**
10.32	Warrant to Purchase Common Stock, dated March 15, 2013, issued by the Registrant to ID&T Holding B.V.
10.33	Termination of Subscription Agreement, dated October 28, 2012, between the Registrant and Baron Small Cap Fund
10.34	Amendment to Subscription Agreement, dated August 15, 2012, between the Registrant and Entertainment Events Funds LLC
10.35	SFX Entertainment, Inc. 2013 Supplemental Equity Compensation Plan, and forms of agreement thereunder
10.36	Letter Amendment to Asset Contribution Agreement; Termination of Pledge and Security Agreement; Amended and Restated Promissory Note, dated March 15, 2013, from the Registrant and Nightlife Holdings LLC
21.1	List of subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Reed Smith LLP (included in Exhibit 5.1)*
23.3	Consent of BDO USA, LLP*
24.1	Power of Attorney (included on the signature page to this Registration Statement)*

*
To be filed by Amendment.

**
The Registrant agrees to furnish supplementally to the SEC in accordance with Item 601(b)(2) of Regulation S-K.

†
Previously submitted.

Part II

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on April     , 2013.

SFX ENTERTAINMENT, INC.
By:	Robert F.X. Sillerman Chief Executive Officer and Director

POWER OF ATTORNEY

We, the undersigned officers and directors of SFX Entertainment, Inc., hereby severally constitute and appoint Robert F.X. Sillerman and Mitchell Slater, our true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities, to sign for us and in our names in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Robert F.X. Sillerman	Chairman and Chief Executive Officer (Principal Executive Officer)	April , 2013
Richard Rosenstein	Chief Financial Officer (Principal Financial Officer)	April , 2013
Robert Damon	Chief Accounting Officer (Principal Accounting Officer)	April , 2013
Mitchell Slater	Director	April , 2013

Signatures

John D. Miller	Director	April , 2013
Edward Simon	Director	April , 2013
Joseph F. Rascoff	Director	April , 2013
Dr. Andrew N. Bazos	Director	April , 2013
D. Geoff Armstrong	Director	April , 2013